

10011754




WRIGHT EXPRESS


# ANNUAL REPORT '09






FROM THE BEGINNING
OF OUR HISTORY,
WRIGHT EXPRESS
HAS HAD A VISION
BUILT ON RELATIONSHIPS.

## ABOUT WRIGHT EXPRESS

Wright Express is a leading global provider of payment processing and information management services. Wright Express captures and combines transaction information from its proprietary network with specialized analytical tools and purchasing control capabilities in a suite of solutions that enable fleets to manage their vehicles more effectively. The Company's charge cards are used by commercial and government fleets to purchase fuel and maintenance services for approximately 4.6 million vehicles.

Wright Express markets its services directly to fleets and as an outsourcing partner for its strategic relationships and franchisees. The Company's business portfolio includes a MasterCard-branded corporate card as well as TelaPoint, a provider of supply chain software solutions for petroleum distributors and retailers, and Pacific Pride, an independent fuel distributor franchisee network, as well as international subsidiaries.

For more than 25 years we have built our proprietary closed network to have site acceptance at over 90 percent of the nation's retail fuel locations and over 45,000 vehicle maintenance locations. Our proprietary software gives fleets the ability to control purchases in the field, and delivers comprehensive information and analysis tools that allow fleets to effectively manage their operations and reduce costs.

In addition to our proprietary closed network, we also utilize MasterCard's open network to issue a Wright Express branded corporate MasterCard. This product offering provides customers with a payment processing solution for their non-vehicle related corporate purchasing and transaction monitoring needs and allows Wright Express to be a single source for all of a company's payment processing and purchasing information management needs.

Wright Express Stock is traded on the New York Stock Exchange under the ticker symbol "WXS."

# 2009 FINANCIAL HIGHLIGHTS


291
336
394
318
06
07
08
09
TOTAL REVENUE
($ IN MILLIONS)


240
250
277
260
06
07
08
09
TOTAL FUEL TRANSACTIONS
PROCESSED (IN MILLIONS)


1,301
1,845
2,405
3,083
06
07
08
09
MASTERCARD PURCHASES
($ IN MILLIONS)

## KEY FINANCIAL HIGHLIGHTS & RECONCILIATION OF GAAP NET INCOME

| (in thousands) | | 2009 | | 2008 | | 2007 |
|---|---|---|---|---|---|---|
| Revenue | $ | $318,224 | $ | 393,582 | $ | 336,128 |
| GAAP net income | $ | 139,659 | $ | 127,640 | $ | 51,577 |
| **Reconciliation of GAAP Net Income to Adjusted Net Income** | | | | | | |
| GAAP net income | $ | 139,659 | $ | 127,640 | $ | 51,577 |
| Gain on extinguishment of liability | | (136,485) | | — | | — |
| Non-cash, mark-to-market adjustments on derivative instruments | | 43,142 | | (90,892) | | 37,074 |
| Acquisition amortization | | 5,066 | | 4,854 | | 1,089 |
| Asset impairment charge | | 814 | | 1,538 | | — |
| Non-cash adjustments related to tax receivable agreement | | 599 | | — | | — |
| Tax impact | | 32,821 | | 31,008 | | (13,730) |
| Adjusted Net Income | $ | 85,616 | $ | 74,148 | $ | 76,010 |

Although adjusted net income is not calculated in accordance with generally accepted accounting principles (GAAP), this measure is integral to the Company's reporting and planning processes. The Company considers this measure integral because it eliminates the non-cash volatility associated with the derivative instruments, and excludes the amortization of purchased intangibles, the net impact of tax rate changes on the Company's deferred tax asset and related changes in the tax-receivable agreement, non-cash asset impairment charges and the gains on the extinguishment of a portion of the tax receivable agreement. Specifically, in addition to evaluating the Company's performance on a GAAP basis, management evaluates the Company's performance on a basis that excludes the above items because:

- Exclusion of the non-cash, mark-to-market adjustments on derivative instruments helps management identify and assess trends in the Company's underlying business that might otherwise be obscured due to quarterly non-cash earnings fluctuations associated with fuel-price derivative contracts;
- The extinguishment of the liability is not indicative of the Company's ongoing performance.
- The non-cash, mark-to-market adjustments on derivative instruments are difficult to forecast accurately, making comparisons across historical and future quarters difficult to evaluate; and
- The amortization of purchased intangibles and asset impairment have no impact on the operations of the business.

For the same reasons, Wright Express believes that adjusted net income may also be useful to investors as one means of evaluating the Company's performance. However, because adjusted net income is a non-GAAP measure, it should not be considered as a substitute for, or superior to, net income, as determined in accordance with GAAP. In addition, adjusted net income as used by Wright Express may not be comparable to similarly titled measures employed by other companies.

The tax impact of the foregoing adjustments is the difference between the Company's GAAP tax provision and a pro forma tax provision based upon the Company's adjusted net income before taxes. The methodology utilized for calculating the Company's adjusted net income tax provision is the same methodology utilized in calculating the Company's GAAP tax provision.

# EXPANDING OUR VISION



## FELLOW STOCKHOLDERS

Wright Express capitalized on its strategic and competitive advantages and produced excellent results during a challenging year. After remaining solidly profitable through the depths of the recession in 2008, we were determined to deliver another strong year in 2009, even in the absence of a sustained economic recovery. We also were determined to continue investing in our growth strategies and thus position Wright Express to outperform the industry when the economy turns around. We believe we accomplished both of these goals.

Since the slowdown in fleet activity began more than two years ago, we have not once wavered from our commitment to strengthen our customer value proposition and be relentless in adding new business. As a result, in 2009 we were able to help offset the recession-driven contraction



in our installed customer base and attrition by adding nearly 500,000 new fleet vehicles to our portfolio. Essentially, we held total vehicle count steady at a time when fleet operators across the country were scaling back their operations.

While we managed our way through a tough environment in our core fleet markets in 2009, our investments in diversification continued to become increasingly important to our growth. In the past two years we have aggressively expanded our MasterCard business and strengthened our presence in the distributor channel by acquiring Pacific Pride. In addition, the global business we launched by creating Wright Express International has opened the door to significant future processing opportunities with major oil companies outside the United States.

Our goals for these investments in diversification were to develop new revenue streams and growth opportunities for the Company while creating more value for the core customers in our fleet markets. In aggregate, our diversified businesses contributed nearly $61 million – or roughly 19% of our total revenue – in 2009, compared with $49 million, or 12% of total revenue, in 2008.

Our MasterCard segment is exceeding our expectations. Annual MasterCard purchase volume reached $2.4 billion for the first time during 2008, and then grew another 28% to $3.1 billion by the end of 2009. An expanding customer base is steadily increasing its usage of our MasterCard corporate purchasing card, which has created cross-selling opportunities that make it a great complement to our core fleet business. Our

# CUSTOMER BY CUSTOMER

## DIVERSIFYING REVENUE BEYOND OUR CORE FLEET BUSINESS

Major components of diversified revenue include MasterCard, Pacific Pride, TelaPoint and International revenue.


REVENUE
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
06
07
08
09


MILE BY MILE

MasterCard single use account product has grown even faster, driven by continued expansion in the online travel and automotive warranty markets. We see additional potential for the single use account product in some new vertical markets where we are now testing its applicability.

Wright Express International created traction and made good progress in 2009. A number of major oil companies with operations in Europe and the Asia Pacific region are considering a shift to outsourced transaction processing for their fleet card portfolios. We are pursuing these opportunities aggressively by working with them to convert their portfolios to our processing platform. It will take several years, however, to build out and implement additional oil company portfolios and deliver on the full potential for predictable and recurring revenue we believe the international business represents.

In addition to focusing on the front end of our fleet business and diversifying our revenues, we worked hard to improve the credit quality of our fleet portfolio in 2009. Our objectives in this effort were to continue offering 30-day credit terms to most of our customers while managing bad debt and, at the same time, maintaining strong customer satisfaction which was reflected in our 2.2% voluntary attrition results. Despite the persistent challenges in the credit markets, we succeeded in both respects. Our credit losses for 2009 were squarely within our historical range, as was our voluntary attrition rate, at a time when many other companies were reporting historic high levels of bad debt and voluntary attrition.

Our universal proprietary closed network, which reaches more than 180,000 fueling and service locations, coupled with our proprietary software

# TRANSACTION BY TRANSACTION


WRIGHT EXPRESS®
UNIVERSAL FLEET

and web products, enables us to provide our customers with a comprehensive fleet fueling and service network, as well as fleet managed customized analytical tools.

Wright Express is strategically and competitively positioned as we begin 2010. We have the advantage of a unique financing model that provides our customers – the majority of which are small businesses – with exceptionally low-cost and flexible financing for their fleet operations. Even during the financial crisis in 2009, Wright Express was approving over 70% of fleet applications and extended $374 million of new credit lines, primarily to small businesses.

In 2009, we used our cash to pay down $43 million in debt, bought back $6 million of our common stock, and paid $51 million as a settlement of our obligation to Realogy. As a result, Wright Express begins 2010 in a strong position financially, which equips us to pursue all available options for generating the highest possible return on our cash flow. Higher returns start with strong performance on the top line. We also used our cash to fund capital expenditures totaling $18 million in 2009, representing a significant further investment in our growth strategy and demonstrating our ability to out-perform the competition. Consequently, our new business pipeline in the fleet segment is strong, and the marketing campaigns we launched in 2009 have the potential to drive even more organic vehicle and transaction growth in the years ahead. We expect to see continued rapid expansion in our MasterCard business in 2010 and, in the longer term, we anticipate that Wright Express International will contribute to our growth, as well.


Management Focus
BUSINESS
DRIVER
VEHICLE
TRANSFORMATION
TelaPoint.
Fuel Desk Solutions
Price Risk Management Solutions
AP Direct, Purchase Log Web Services
MasterCard
CORE PRODUCT EXPANSION
Roadside Assistance
Employee Screening
WEXSMART
Telematics
CORE EXPERTISE
Reporting
Card Programs
Alerts
Online Features and Functionality
Rewards
COST CONTAINMENT
PROFIT OPTIMIZATION
Benefit

We managed our business successfully and aggressively during a challenging year and we leveraged our advantages to create an environment in which our business will be strongly positioned when an economic recovery becomes sustained. In the meantime, we will remain focused on executing our strategy and serving the best interests of you, our stockholders. On behalf of our management team and Board of Directors, I'd like to thank you for placing your trust in Wright Express.

Sincerely,

Michael E. Dubyak
Chairman, President and Chief Executive Officer
March 23, 2010


MasterCard



**Top Row, left to right:** Robert C. Cornett, *Senior Vice President, Human Resources*; Richard K. Stecklair, *Senior Vice President, Corporate Payment Solutions*; George Hogan, *Senior Vice President and Chief Information Officer*; Gregory S. Strzegowski, *Senior Vice President, Corporate Development*; Hilary A. Rapkin, *Senior Vice President, General Counsel and Corporate Secretary.*

**Front Row, left to right:** Jamie Morin, *Senior Vice President, Client Services Organization*; David D. Maxsimic, *Executive Vice President, Sales and Marketing*; Michael E. Dubyak, *Chairman, President and Chief Executive Officer*; Melissa D. Smith, *Chief Financial Officer and Executive Vice President, Finance and Operations.*

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

*Except for the historical information, statements contained in this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Achieving the results described involves a number of risks, uncertainties, and other factors that could cause actual results to differ materially, as discussed in Wright Express' filings with the Securities and Exchange Commission, and in the attached Form 10-K. The following factors, among others, could cause results to differ from those contained in forward-looking statements made in this Annual Report: fuel price volatility; the Company's failure to maintain or renew key agreements; failure to expand the Company's technological capabilities and service offerings as rapidly as the Company's competitors; the actions of regulatory bodies, including bank regulators, or possible changes in banking regulations impacting the Company's industrial loan bank and the Company as the corporate parent; the uncertainties of litigation; the effects of general economic conditions on fueling patterns and the commercial activity of fleets; the effects of the Company's international business expansion efforts; the impact and range of credit losses; the amount of interest rates; financial loss if we determine it necessary to unwind our derivative instrument position prior to the expiration of the contract, as well as other risks and uncertainties identified in item 14 of the attached Form 10-K. We disclaim any obligation to update any forward-looking statements as a result of new information, future events or otherwise.*

# PERFORMANCE GRAPH

The following graph assumes $100 invested on February 16, 2005, the date of the Company's initial public offering, and compares (a) the percentage change in the Company's cumulative total stockholder return on the common stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment, during the period commencing February 16, 2005, and ending on December 31, 2009, and (B) the difference between the Company's share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented) with (b) (i) the Russell 2000 Index and (ii) the S&P 500® Data Processing & Outsourced Services.



Total Return Performance
250
200
150
100
50
Index Value
02/16/05
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Wright Express Corporation
S&P Data Processing and Outsourced Services
Russell 2000


| *Index* | 02/16/05 | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 |
|---|---|---|---|---|---|---|
| | | | | *Period Ending* | | |
| Wright Express Corporation | 100.00 | 128.65 | 182.28 | 207.54 | 73.68 | 186.32 |
| Russell 2000 | 100.00 | 106.52 | 126.08 | 124.11 | 82.17 | 104.50 |
| S&P Data Processing and Outsourced Services | 100.00 | 113.67 | 125.44 | 128.05 | 89.43 | 120.41 |

Source : SNL Financial LC, Charlottesville, VA © 2010

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



# FORM 10-K

*(Mark One)*
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2009**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from __________ to __________**

**Commission file number 001-32426**


WRIGHT
EXPRESS

# WRIGHT EXPRESS CORPORATION
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware**<br>*(State or other jurisdiction of incorporation or organization)* | **01-0526993**<br>*(I.R.S. Employer Identification No.)* |
| **97 Darling Avenue**<br>**South Portland, Maine**<br>*(Address of principal executive offices)* | **04106**<br>*(Zip Code)* |

**(207) 773-8171**
*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $0.01 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**

**None**
*(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☐
*(Do not check if a smaller reporting company)*

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (assuming for the purpose of this calculation, but without conceding, that all directors, officers and any 10 percent or greater stockholders are affiliates of the registrant) as of June 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter, was $962,352,387 (based on the closing price of the registrant's common stock on that date as reported on the New York Stock Exchange).

There were 38,213,657 shares of the registrant's common stock outstanding as of February 23, 2010.

**DOCUMENTS INCORPORATED BY REFERENCE**

**Portions of the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III.**

## TABLE OF CONTENTS

***All references to "we," "us," "our," "Wright Express," or the "Company," in the Annual Report on Form 10-K mean Wright Express Corporation and all entities owned or controlled by Wright Express Corporation, except where it is clear that the term means only Wright Express Corporation.***

## FORWARD-LOOKING STATEMENTS

*The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for statements that are forward-looking and are not statements of historical facts. The "Outlook for the Future" section of this Annual Report in Item 7, among other sections, contains forward-looking statements. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. When used in this Annual Report, the words "may," "will," "could," "anticipate," "plan," "continue," "project," "intend," "estimate," "believe," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements relate to our future plans, objectives, expectations and intentions and are not historical facts and accordingly involve known and unknown risks and uncertainties and other factors that may cause the actual results or performance to be materially different from future results or performance expressed or implied by these forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report, in press releases and in oral statements made by our authorized officers: fuel price volatility; the Company's failure to maintain or renew key agreements; failure to expand the Company's technological capabilities and service offerings as rapidly as the Company's competitors; the actions of regulatory bodies, including bank regulators, or possible changes in banking regulations impacting the Company's industrial loan bank and the Company as the corporate parent; the uncertainties of litigation; the effects of general economic conditions on fueling patterns and the commercial activity of fleets; the effects of the Company's international business expansion efforts; the impact and range of first quarter and full year credit losses; the amount of full year interest rates, financial loss if we determine it necessary to unwind our derivative instrument position prior to the expiration of the contract, as well as other risks and uncertainties identified in Item 1A of this Annual Report. Our forward-looking statements and these factors do not reflect the potential future impact of any merger, acquisition or disposition. The forward-looking statements speak only as of the date of the initial filing of this Annual Report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements as a result of new information, future events or otherwise.*

# PART I

## ITEM 1. BUSINESS

### Our Company

Wright Express Corporation, founded in 1983, is a leading provider of payment processing and information management products and services to the United States commercial and government vehicle fleet industry. We provide our products and services in the United States, Canada, New Zealand, Australia and Europe. Together with our affiliates, we market our products and services directly, as well as through more than 150 strategic relationships which include major oil companies, fuel retailers and vehicle maintenance providers. We also offer a MasterCard-branded corporate card.

On February 16, 2005, Wright Express LLC converted into Wright Express Corporation, a Delaware corporation, and 100 percent of the ownership interests in Wright Express LLC were converted into 40 million shares of common stock and 100 shares of non-voting convertible, redeemable preferred stock. On the same day, our former corporate parent sold all 40 million shares of common stock in an initial public offering ("IPO") and all 100 shares of non-voting convertible, redeemable preferred stock in a private placement.

Our wholly owned banking subsidiary, Wright Express Financial Services Corporation ("FSC"), a Utah industrial bank, was established in 1998. FSC approves the customer applications, issues the card and owns the customer relationships for most of our fuel and maintenance programs and offers our MasterCard-branded corporate payment solution. Wright Express Canada Ltd. ("WEXCanada") was incorporated in January 2007 as a wholly owned subsidiary of FSC to assist us in funding transactions with Canadian companies.

In addition to the companies described above, we have expanded our business through the acquisition of the following entities:

- We acquired TelaPoint, Inc. ("TelaPoint") on August 6, 2007. TelaPoint is a provider of browser-based supply chain software solutions for bulk petroleum distributors, retailers and fleets.
- We acquired the net assets of Pacific Pride Services, Inc. and converted it into Pacific Pride Services, LLC ("Pacific Pride") on February 29, 2008. Pacific Pride is an independent fuel distributor franchisee network, encompassing more than 325 independent fuel franchisees.

- We acquired the net assets of Financial Automation Limited, a provider of fuel card processing software solutions located in New Zealand, on August 29, 2008. Concurrent with the acquisition of Financial Automation Limited, we established a structure for international operations ("Wright Express International").

Our Company is organized under two segments, Fleet and MasterCard. The Fleet segment represents 88 percent of our total revenue. The Fleet segment of our business provides customers with payment processing services specifically designed for the needs of vehicle fleet industries. Revenue is earned primarily from payment processing, account servicing revenue and transaction processing, with the majority generated by payment processing. The MasterCard segment of our business provides customers with a payment processing solution for their corporate purchasing and transaction monitoring needs.

We believe the following strengths distinguish us in our industry:

- We are a leading provider of payment processing and information management services. Our charge cards are used by commercial and government fleets to purchase fuel and maintenance services for approximately 4.6 million vehicles. We have long-standing strategic relationships with each of the six largest fleet management companies and automotive manufacturers, over 790 fuel retailers and fuel distributors, convenience store chains and bulk and mobile fuel providers. We believe that our sales strategy of utilizing both our own sales force of approximately 110 salespersons in collaboration with the salespersons of the companies with which we maintain strategic relationships provides us with the ability to attract new customers nationwide.

- During the last 25 years, we have built a network of over 180,000 fuel and vehicle maintenance locations, with site acceptance at over 90% of the nation's retail fuel locations and over 45,000 vehicle maintenance locations. We believe our network is one of the largest closed fuel and vehicle maintenance networks of its kind, which allows us to offer customers broad site acceptance. Our proprietary closed network (see illustration on page 3) also affords us access to a higher level of fleet-specific information and control than is widely available on the networks of MasterCard, Visa, American Express or Discover, which allows us to improve and refine the information reporting we provide to our fleet customers and strategic relationships.

- With our ownership of FSC, we have excellent access to low cost sources of capital.

- We offer a differentiated set of products and services to allow our customers and the customers of our strategic relationships to better manage their vehicle fleets.

- We provide customized analysis and reporting on the efficiency of fleet vehicles and the purchasing behavior of fleet vehicle drivers. We make this data available to fleet customers through both traditional reporting services and sophisticated Internet-based data analysis tools.

- Our proprietary software facilitates the collection of information and affords us a high level of control and flexibility in allowing fleets to restrict purchases and delivering automated alerts.

- Through our WEXOnline® Internet website, customers have access to account and purchase control management, data, reporting and analysis tools in order to better monitor and maintain fleets.

**Strategy**

Our strategy is to leverage our core competitive strengths – sales and marketing, portfolio management, customer service and product differentiation – to acquire and retain customers and to create products that add value by satisfying new and existing customers' needs.

Our strategic initiatives include:

- *Increase market share.* We intend to leverage our proprietary network and our knowledge of our industry to increase our share in the marketplace. We expect to utilize existing and new marketing channels, along with additional outsourced strategic relationships and added product features including, but not limited to, web-based account management and distributor-specific product offerings.

- *Leverage our existing customer base and cross-sell our products.* We have approximately 280,000 customers. We will continue to leverage this existing customer base by cross-selling our products to them. These cross-selling opportunities include, but are not limited to, the supply chain software offered by our TelaPoint subsidiary and our vehicle-based telematics offering, which we refer to as *WEXSmart*™. We continue to develop additional products and services to expand our customer offerings.

- *Penetrate international markets.* We have over 25 years of experience as a provider of payment and transaction processing services in the United States fleet industry. We expect to draw on this experience, along with our existing industry relationships and brand recognition, to grow our international presence initially through our investment in Wright Express International.

- *Increase market share for corporate charge card.* We intend to further penetrate commercial and government prospects in the mid range of the corporate card marketplace. Additionally we intend to leverage our fleet relationships and cross-sell our Corporate MasterCard charge card to offer a total corporate payment solution to companies.

## FLEET SEGMENT

We have created one of the largest proprietary payment processing networks in the United States. We collect a broad array of information at the point of sale including the amount of the expenditure, the identity of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. We use this information to provide customers with purchase controls and analytical tools to help them effectively manage their vehicle fleets and control costs. We deliver value to our customers by providing customized offerings with accepting merchants, processing payments and providing information management products and services to our fleets.

Our payment processing network, which is deployed at fuel and maintenance locations that use our proprietary software, is referred to as closed network because we have a direct contractual relationship with the merchant and the fleet; only Wright Express transactions can be processed in this network.

The following illustrates our proprietary closed network:


Wright
Express
Direct relationship with fleet
and merchant
Merchant
Fleet
Fleet
driver

### Products and Services

**_Payment processing_**

In a payment processing transaction we pay the purchase price for the fleet customer's transaction, less the payment processing fees we retain, to the fuel or vehicle maintenance provider, and we collect the total purchase price from the fleet customer, most often within one month from the billing date. Payment processing fees are typically based on a combination of both a percentage of the aggregate dollar amount of the customer's purchase and a fixed amount charged per transactions or on a percentage of the aggregate dollar amount of the customer's purchase alone. In 2009, we had approximately 204 million payment processing transactions.

**_Transaction processing_**

In a transaction processing transaction we earn a fixed fee per transaction. We processed nearly 56 million transaction processing transactions in 2009.

The following illustration depicts our business process for a typical payment processing transaction:



1. Driver inserts card
Customer authorization
Purchase controls
2. Transaction approved at Wright Express
Data capture
3. Wright Express pays merchant
Risk management
FSC funding
4. Wright Express collects payment from fleet
$
WRIGHT EXPRESS
Information management & corporate reporting
5. Value proposition for fleet


In most transaction processing transactions, steps 3 and 4 typically do not apply. However, data capture and information management remain an important part of the value proposition for fleets for whom we perform transaction processing.

*Account management*

We also provide the following account management services:

- *Customer service, account activation and account retention.* We offer customer service, account activation and account retention services to fleets, fleet management companies and automotive manufacturers (collectively, "strategic relationships") and the fuel and vehicle maintenance providers on our network. Our services include promoting the adoption and use of our products and programs and account retention programs on behalf of our private label partners.

- *Authorization and billing inquiries and account maintenance.* We handle authorization and billing questions, account changes and other issues for fleets through our dedicated customer contact center, which is available 24 hours a day, seven days a week. Fleet customers also have self service options available to them through *WEXOnline®*.

- *Premium fleet services.* We assign designated account managers to businesses and government agencies with large fleets. These representatives have in-depth knowledge of both our programs and the operations and objectives of the fleets they service.

- *Credit and collections services.* We have developed proprietary account approval, credit management and fraud detection programs. Our underwriting model produces a proprietary score, which we use to predict the likelihood of an account becoming delinquent within 12 months of activation. We also use a credit line maintenance model to manage ongoing accounts, which allows us to predict the likelihood of account delinquency over an on-going 18 month time horizon. We have developed a collections scoring model that we use to rank and prioritize past due accounts for collection activities. We also employ fraud specialists who monitor, alert and provide case management expertise to minimize losses and reduce program abuse.

- *Merchant services.* Our representatives work with fuel and vehicle maintenance providers to enroll them in our network, certify all network and terminal software and hardware, and train them on our sale, transaction authorization and settlement processes.

### *Information management*

We provide standard and customized information to customers through monthly vehicle analysis reports, custom reports and our website, *WEXOnline®*. We also alert the customer to any unusual transactions or transactions that fall outside of pre-established parameters. Customers can access their account information, including account history and recent transactions, and download the details. In addition, through *WEXOnline®*, fleet managers can elect to be notified by email when limits are exceeded in specified purchase categories, including limits on transactions within a time range and gallons per day. Utilizing our *WEXSmart*™ product which leverages telematics, a vehicle system that combines global positioning satellite tracking and other wireless technology, fleet managers can track the movements and the locations of their vehicles. We generally recognize revenue from these services under account servicing revenue.

## Marketing Channels

### *United States*

We market our payment processing and information management products and services to fleets directly and indirectly. Our experienced inside and outside sales forces and our marketing team, which has expertise in direct marketing, database analysis and marketing strategy and execution, facilitate our sales and marketing efforts. We also utilize industry tradeshows, advertising and other awareness campaigns to market our services. By collecting and analyzing customer data acquired for more than 25 years, we have created a detailed profile of representative fleet customers and have also developed a proprietary database that allows us to better market to the fleet industry. We provide market opportunity analyses, customer acquisition models and detailed marketing plans to our sales force and the sales forces of companies with which we have co-branded, affinity, distributor or private label relationships.

#### *Direct*

We market our products and services, branded with the Wright Express name, directly to commercial and government vehicle fleets, which allows us to have a direct relationship with our fleet customers. These direct customers include fleets of all sizes and vehicle categories. We use our inside sales force to attract small fleets, such as contracting, landscaping and plumbing businesses. Our mid-size fleet customers are typically regional businesses, such as dairies, beverage companies and grocery chains. We use our outside sales force to market to these customers. Our large fleet customers consist of national and large regional fleets. In marketing our products and services to these customers, we emphasize our ability to offer national site acceptance, a high level of customer service, and on-line tools to monitor, control and customize their fleet management capabilities. To attract and retain large fleet customers, we use both our outside sales force, focused on the acquisition of new customers, and internal account managers, who focus on servicing and growing revenue from existing customers.

#### *Indirect*

We market our products and services indirectly through co-branded, affinity, distributor and private label relationships.

- *Co-branded.* Through our co-branded relationships, we market our products and services for, and in collaboration with, fleet management companies, automotive manufacturers, fuel providers and convenience store chains using their brand names and our Wright Express logo. These companies seek to offer our payment processing and information management services to their fleet customers.

  We use our co-branded relationships to reach all sizes of fleet customers. We are able to expand the base of customers to whom we provide our products and services by combining the marketing and sales efforts of our own sales force with the efforts of the sales forces of our co-branded partners.

- *Affinity.* Similar to the co-branded relationships, our affinity relationships are marketed in collaboration with fuel providers and convenience store chains. The products and services we deliver are designed to foster loyalty to the fuel provider or convenience store chain as the program is marketed as their own. However, these products allow for the same level of payment processing and information management products and services as are received by the companies using our co-branded programs.

- *Distributor.* Through our distributor relationships, we market our products and services via a network of independent Pacific Pride fuel franchisees. Franchisees issue their own Pacific Pride commercial fueling cards to fleet customers. Vehicles in this program have access to fuel at Pacific Pride and strategic partner locations in the United States and Canada. We increase penetration to these customers by leveraging Pacific Pride's local market presence and brand recognition, as well as its platform and products for commercial and government fleets. We also service distributors through the Wright Express Distributor program, which provides fuel merchants with payment processing and information management products and services for their own fleets.

- *Private Label.* We market our product and services for, and in collaboration with, fuel retailers, using only their brand names. The fuel retailers with which we have formed strategic relationships offer our payment processing and information management product and services to their fleet customers in order to establish and enhance customer loyalty. These fleets use these product and services to purchase fuel at locations of the fuel retailer with whom we have the private label relationship. Private label customers are typically small fleets. The fleet drivers often do not travel beyond a defined geographic area and are not unduly burdened by limiting their fuel purchases to the fuel locations of a particular fuel retailer within that area. We primarily rely on the marketing efforts of our private label relationships to attract customers; however, many of these fuel retailers also rely on our sales and marketing expertise to further their efforts.

***International***

Our international operations include an office in New Zealand and various locations in Europe. We have fuel card processing software solutions that give us a presence that we can leverage in geographic markets around the world. We are developing long term relationships with oil companies to manage their fleet specific payment processing and information management service offerings.

Our international strategy is to offer a hosting solution where we process fueling transactions for a fee for each transaction. Our international marketing team is actively seeking out major oil companies and responding to requests for information. As we add clients and transaction volume, we plan to offer services similar to our product offering in North America. We believe our services maximize the value of our clients' portfolios. The value proposition that Wright Express International offers is based on the benefits and value it delivers in satisfying the oil companies' strategic objectives, including improved market effectiveness and cost efficiency.

**Fuel Price Derivatives**

A significant portion of our total revenues result from fees paid to us by fuel and vehicle maintenance providers based on a negotiated percentage of the purchase price paid by customers. Because our customers primarily purchase fuel, our revenues are largely dependent on retail fuel prices, which are prone to significant volatility.

We own fuel price sensitive derivative instruments to manage the impact of volatility in fuel prices on our cash flows and enhance the visibility and predictability of future cash flows. We have entered into put and call option contracts ("Options") indexed to the wholesale price of unleaded gasoline and retail price of diesel fuel and which contain monthly settlement provisions. When entering into the Options, our intent is to effectively lock in a range of prices during any given quarter on a portion of our forecasted earnings that are subject to fuel price variations. We have estimated the effect on our forecasted earnings exposure associated with changes in fuel prices and entered into derivative agreements designed to cover 80 percent of this estimated impact. In prior years, we entered into derivative agreements designed to cover 90 percent of our forecasted earnings exposure. This change was made for all instruments which will start to settle in 2010. For the portion of 2011 that we have entered into Options, as of December 31, 2009, we have achieved approximately 25 percent of the full year's target. Differences between the indices underlying the Options and the actual retail prices may create a disparity between the actual revenues we earn and the gains or losses realized on the Options.

Our derivative instruments do not qualify for hedge accounting under accounting guidance. Accordingly, gains and losses on our fuel price sensitive derivative instruments; whether they are realized or unrealized, affect our current period earnings.

The Options are intended to limit the impact fuel price fluctuations have on our cash flows. The Options that we have entered into:

- *Create a floor price.* When the current month put option contract settles, the Company receives cash payments from the counterparties of the Options when the average price for the current month (as defined by the option contract) is below the strike price of the put option contract.

- *Create a ceiling price.* When the current month call option contract settles, the Company makes cash payments to the counterparties of the Options when the average price for the current month (as defined by the option contract) is above the strike price of the call option contract.

- *Have no cash impact.* When the current month put and call option contracts settle and the average price for the current month (as defined by the option contract) is between the strike price of the put option contract and the strike price of the call option contract, no cash is exchanged between the Company and the counterparties of the Options.

The following table presents information about the Options as of December 31, 2009:

| | Percentage[a] | Weighted-Average Price[b] Floor | Weighted-Average Price[b] Ceiling |
|---|---|---|---|
| For the period January 1, 2010 through March 31, 2010 | 80% | $ 3.25 | $ 3.31 |
| For the period April 1, 2010 through June 30, 2010 | 80% | $ 3.17 | $ 3.23 |
| For the period July 1, 2010 through September 30, 2010 | 80% | $ 3.03 | $ 3.09 |
| For the period October 1, 2010 through December 31, 2010 | 80% | $ 2.69 | $ 2.75 |
| For the period January 1, 2011 through March 31, 2011 | 53% | $ 2.72 | $ 2.78 |
| For the period April 1, 2011 through June 30, 2011 | 27% | $ 2.74 | $ 2.80 |

(a) Represents the estimated percentage of the Company's forecasted earnings subject to fuel price variations at the time of purchase.
(b) Weighted-average price is the Company's estimate of the retail price equivalent of the underlying strike price of the fuel price derivatives.

## MASTERCARD SEGMENT

In addition to our proprietary closed retail fuel and vehicle maintenance network, we also issue corporate MasterCard products. Our corporate MasterCard charge card product provides commercial travel and entertainment and purchase capabilities to businesses in industries that can utilize our information management functionality. The MasterCard product can be sold jointly with the fleet card product to offer a total payment solution to companies. Additionally, our single use account MasterCard product allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order systems.

### Products and Services

#### *Corporate charge card*

Our corporate MasterCard charge card provides commercial travel and entertainment and purchase capabilities to businesses that benefit from our information management functionality. The MasterCard product can be sold jointly with the fleet card product to offer a total corporate payment solution to companies.

#### *Single use account*

Our single use account MasterCard service allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order programs. Our single use account service is used for transactions where no card is presented, including, for example, transactions conducted over the telephone, by mail, fax or on the Internet. They also can be used for transactions that require pre-authorization, such as hotel reservations. Under this program, each transaction is assigned a unique MasterCard account number and expiration date. These controls are in place to limit fraud and unauthorized spending. The unique account number limits purchase amounts, tracks, settles and reconciles purchases more easily, while eliminating the risks associated with using multiple cards.

### Marketing Channels

We market our MasterCard-branded corporate payment solutions directly to our customers in conjunction with our fleet offerings, as well as potential new clients with whom we have no existing relationship. We leverage the marketing and advertising efforts of MasterCard, Inc. Our corporate MasterCard products are marketed to commercial and government organizations.

## OTHER ITEMS

### Employees

As of December 31, 2009, Wright Express Corporation and its subsidiaries had 725 employees, of which, 687 were located in the United States. None of our employees are subject to a collective bargaining agreement.

## Competition

We have a strong competitive position in our Fleet and MasterCard segments. Our product features and extensive account management services are key factors behind our position in the fleet industry. We face considerable competition in both of our operating segments. Our competitors vie with us for prospective direct fleet customers as well as for companies with which we form strategic relationships. We compete with companies that perform payment and transaction processing or similar services. Financial institutions that issue Visa, MasterCard and American Express credit and charge cards currently compete against us primarily in the small fleet category of our Fleet segment and in the corporate charge card category of our MasterCard segment.

The most significant competitive factors are breadth of features, functionality, servicing capability and price. For more information regarding risks related to competition, see the information in Item 1A, under the heading "Our industry continues to become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels."

## Technology

We believe investment in technology is a crucial step in enhancing our competitive position in the market place. Our proprietary software captures comprehensive information from the more than 180,000 fuel and maintenance locations within our network. Operating a proprietary network not only enhances our value proposition, it enables us to avoid dependence on third-party processors in the Fleet segment and to respond rapidly to changing customer needs with system upgrades and new specifications, while maintaining our security in a SAS 70 certified environment. Our infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences.

We are continually improving our technology to enhance the customer relationship and to increase efficiency and security. We also review technologies and services provided by others in order to maintain the high level of service expected by our customers. For information regarding technology related risks, see the information in Item 1A under the headings "Our failure to effectively implement new technology could jeopardize our position as a leader in our industry," and "We are dependent on technology systems and electronic communications networks managed by third parties, which could result in our inability to prevent service disruptions."

## Intellectual Property

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect proprietary information and technology used in our business. We generally enter into confidentiality or license agreements with our consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States.

## Regulation

The Company and FSC are subject to certain state and federal laws and regulations governing insured depository institutions and their affiliates. FSC is subject to supervision and examination by both the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Company and FSC are also subject to certain restrictions on transactions with affiliates set forth in the Federal Reserve Act ("FRA"). The Company is subject to anti-tying provisions in the Bank Holding Company Act. State and Federal laws and regulations limit the loans FSC may make to one borrower and the types of investments FSC may make.

Set forth below is a description of the material elements of the laws, regulations, policies and other regulatory matters affecting Wright Express.

### *Restrictions on intercompany borrowings and transactions*

The FRA restricts the extent to which the Company may borrow or otherwise obtain credit from, sell assets to or engage in certain other transactions with FSC. In general, these restrictions require that any such extensions of credit by FSC to the parent company must be fully secured. There is no limit on such transactions to the extent they are secured by a cash deposit or pledged United States government securities. It is also possible to pledge designated amounts of other specified kinds of collateral if the aggregate of such transactions are limited to 10 percent of FSC's capital stock and surplus with respect to any single affiliate and to 20 percent of FSC's capital stock and surplus with respect to all affiliates.

### *Restrictions on dividends*

The FRA also limits the dividends FSC may pay to the Company. In addition, FSC is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. A state or federal regulatory authority can determine, under certain circumstances relating to the financial condition of a bank, that the payment of dividends would be an unsafe or unsound practice and can prohibit payment. FSC may not pay a dividend to the Company if it is undercapitalized or would become undercapitalized as a result of paying the dividend. Utah law permits an industrial bank to pay dividends only from undivided earnings.

***Company obligations to FSC***

Any non-deposit obligation of FSC to the Company is subordinate, in right of payment, to deposits and other indebtedness of FSC. In the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of FSC will be assumed by the bankruptcy trustee and entitled to priority of payment.

***Restrictions on ownership of Wright Express common stock***

FSC, and therefore the Company, is subject to bank regulations that impose requirements on entities that control 10 percent or more of Wright Express common stock. These requirements are discussed in detail in Item 1A under the heading "If any entity controls 10 percent or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring such common stock, we will have the power to restrict such entity's ability to vote such shares."

**Segments and Geographic Information**

For an analysis of financial information about our segments as well as our geographic areas, see Item 8 – Note 21 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

**Available Information**

The Company's principal executive offices are located at 97 Darling Avenue, South Portland, ME 04106. Our telephone number is (207) 773-8171, and our Internet address is http://www.wrightexpress.com. The Company's annual, quarterly and current reports, proxy statements and certain other information filed with the SEC, as well as amendments thereto, may be obtained free of charge from our web site. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. These documents are also available at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's Audit Committee Charter, Compensation Committee Charter, Corporate Governance Committee Charter, Corporate Governance Guidelines and codes of conduct are available without charge through the "Corporate Governance" portion of the Investor Relations page of the Company's web site, as well.

Copies will also be provided, free of charge, to any stockholder upon written request to Investor Relations at the address above or by telephone at (866) 230-1633.

The Company's Internet site and the information contained on it are not incorporated into this Form 10-K.

## ITEM 1A. RISK FACTORS

*The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations and financial condition.*

### Risks Relating to Our Company

**The majority of our revenues are related to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our payment processing revenues.**

In 2009, approximately 57 percent of our total revenues were attributable to fees paid to us by fuel and vehicle maintenance providers based on a negotiated percentage of the purchase price paid by our customers. Our customers primarily purchase fuel. Accordingly, our revenues are largely dependent on fuel prices, which are prone to significant volatility. For example, we estimate that during 2009, a 10 cent decline in average fuel prices below average actual prices would have resulted in approximately a $7.5 million decline in 2009 revenue. Declines in the price of fuel could have a material adverse effect on our total revenues.

Fuel prices are dependent on several factors, all of which are beyond our control. These factors include, among others:

- supply and demand for oil and gas, and expectations regarding supply and demand;
- speculative trading;
- actions by major oil exporting nations;
- political conditions in other oil-producing and gas-producing countries, including insurgency, terrorism or war;
- refinery capacity;
- weather;
- the prices of foreign exports and the availability of alternate fuel sources;
- value of the U.S. dollar vs. other major currencies;
- general worldwide economic conditions; and
- governmental regulations and tariffs.

**Derivative transactions may not adequately stabilize our cash flows and may cause volatility in our earnings.**

Because the majority of our revenues are subject to fuel price volatility, we utilize fuel price sensitive derivative instruments to manage our exposure to this volatility by seeking to limit fluctuations in our cash flows. For a more detailed discussion of these derivative instruments see our "Fuel Price Derivatives" discussion in Item 1. These instruments may expose us to the risk of financial loss if, for example, the counterparties fail to perform under the contracts governing those arrangements, we unwind our position before the expiration of the contract or there is a significant change in fuel prices. The success of our fuel price derivatives program depends upon, among other things, our ability to forecast the amount of fuel purchased by fleets using our services and the percent fee we will earn from merchants. To the extent our forecasts are inaccurate these derivative contracts may be inadequate to protect us against significant changes in fuel prices or over-expose us to fuel price volatility. Realized and unrealized gains and losses on these contracts will be recorded each quarter to reflect changes in the market value of the underlying contracts. As a result, our quarterly net income may be prone to significant volatility.

**In an increasing interest rate environment, interest expense on the variable rate portion of our borrowings on our credit facility would increase and we may not be able to replace our maturing certificates of deposit with new certificates of deposit that carry the same interest rates.**

We had $128 million of indebtedness outstanding at December 31, 2009, under our credit agreement, of which $70 million bears interest at rates that vary with changes in overall market interest rates. Rising interest rates would result in reduced net income.

The certificates of deposit that our industrial bank subsidiary uses to finance payments to major oil companies carry fixed rates from issuance to maturity. Upon maturity, the certificates of deposit will be replaced by issuing new certificates of deposit to the extent that they are needed to finance payments primarily to oil companies. In a rising interest rate environment, FSC would not be able to replace maturing certificates of deposit with new certificates of deposit that carry the same interest rates. Rising interest rates would result in reduced net income to the extent that certificates of deposit mature and need to be replaced. At December 31, 2009, FSC had outstanding $308.3 million in certificates of deposit maturing within one year and $106.7 million in certificates of deposit maturing within one to two years.

**Our exposure to counterparty credit risk could create an adverse affect on our financial condition.**

We engage in a number of transactions where counterparty credit risk becomes a relevant factor. Specifically, we have fuel price derivatives and interest rate swaps whose values at any point in time are dependent upon not only the market but also the viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in these situations. Financial institutions, primarily banks, have historically been our most significant counterparties.

**Our industry continues to become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels.**

We face and may continue to face increased levels of competition in each category of the overall industry from several companies that seek to offer competing capabilities and services. Historically, we have been able to provide customers with a wide spectrum of services and capabilities and, therefore, we have not considered price to be the exclusive or even the primary basis on which we compete. As our competitors have continued to develop their service offerings, it has become increasingly more difficult for us to compete solely on the basis of superior capabilities or service. In some areas of our business we have been forced to respond to competitive pressures by reducing our fees. We have seen erosion of our historical profit margins as we use alternative pricing to encourage existing strategic relationships to sign long-term contracts. If these trends continue and if competition intensifies, our profitability may be adversely impacted.

While we have traditionally offered our services to all categories of the fleet industry, some of our competitors have successfully garnered significant share in particular categories of the overall industry. To the extent that our competitors are regarded as leaders in specific categories, they may have an advantage over us as we attempt to further penetrate these categories.

We also face increased competition in our efforts to enter into new strategic relationships and renew existing strategic relationships on the same terms.

**Our business and operating results are dependent on several key strategic relationships, the loss of which could adversely affect our results of operations.**

Revenue we received from services we provided to our top five strategic relationships accounted for approximately 19 percent of our total revenues in 2009. Accordingly, we are dependent on maintaining our strategic relationships and our results of operations would be lower in the event that these relationships were terminated.

Likewise, we have agreements with the major oil companies and fuel retailers whose locations accept our payment processing services. The termination of any of these agreements would reduce the number of locations where our payment processing services are accepted; therefore, we could lose our competitive advantage and our operating results could be adversely affected.

**We are exposed to risks associated with operations outside of the United States, which could harm both our domestic and international operations.**

We conduct operations in Canada, Europe, New Zealand and Australia. As part of our business strategy and growth plan, we plan to expand our international sales as we obtain relationships with organizations outside of the United States. Expansion of our international operations could impose substantial burdens on our resources, divert management's attention from domestic operations and otherwise harm our business. In addition, there are many barriers to competing successfully in the international market, including:

- changes in the relations between the United States and foreign countries;
- actions of foreign or United States governmental authority affecting trade and foreign investment;
- regulations on repatriation of funds;
- increased infrastructure costs including complex legal, tax, accounting and information technology laws and treaties;
- interpretation and application of local laws and regulations;
- enforceability of intellectual property and contract rights;
- potentially adverse tax consequences; and
- local labor conditions and regulations.

We cannot assure you that our investments outside the United States will produce desired levels of revenue or that one or more of the factors listed above will not harm our business.

**A decline in general economic conditions affects our revenue and adversely impacts our business.**

Unfavorable changes in economic conditions, including declining consumer confidence, inflation, recession or other changes, may lead our customers, which are largely comprised of commercial fleets and corporate charge card and single use account users, to require less of our services as a result of declines in their businesses. These declines could result from, among other things, reduced fleet traffic, corporate purchasing, travel and other economic activities from which we derive revenue. These challenging economic conditions also may impair the ability of our customers or partners to pay for services they have purchased and, as a result, our reserve for credit losses and write-offs of accounts receivable could increase.

**Decreased demand for fuel and other vehicle products and services could harm our business and results of operations.**

Our results of operations are dependent on the number of transactions we process and the dollar value of those transactions. We believe that our transaction volume is correlated with general economic conditions in the United States. A downturn in the United States economy is generally characterized by reduced commercial activity and, consequently, reduced purchasing of fuel and other vehicle products and services.

In addition, demand for fuel and other vehicle products and services may be reduced by other factors that are beyond our control, such as the implementation of fuel efficiency standards and the development by vehicle manufacturers and adoption by our fleet customers of vehicles with greater fuel efficiency or alternative fuel sources.

**Our failure to effectively implement new technology could jeopardize our position as a leader in our industry.**

As a provider of information management and payment processing services, we must constantly adapt and respond to the technological advances offered by our competitors and the informational requirements of our customers, including those related to the Internet, in order to maintain and improve upon our competitive position. We may not be able to expand our technological capabilities and service offerings as rapidly as our competitors, which could jeopardize our position as a leader in our industry.

**We are dependent on technology systems and electronic communications networks managed by third parties, which could result in our inability to prevent service disruptions.**

Our ability to process and authorize transactions electronically depends on our ability to electronically communicate with our fuel and vehicle maintenance providers through point-of-sale devices and electronic networks that are owned and operated by third parties. The electronic communications networks upon which we depend are often subject to disruptions of various magnitudes and durations. Any severe disruption of one or all of these networks could impair our ability to authorize transactions or collect information about such transactions, which, in turn, could harm our reputation for dependable service and adversely affect our results of operations. In addition, our ability to collect enhanced data relating to our customers' purchases may be limited by the use of older point-of-sale devices by fuel and vehicle maintenance providers. To the extent that fuel and vehicle maintenance providers within our network are slow to adopt advanced point-of-sale devices, we may not be able to offer the services and capabilities our customers demand.

**If we fail to adequately assess and monitor credit risks of our customers, we could experience an increase in credit loss.**

We are subject to the credit risk of our customers, many of which are small to mid-sized businesses. We use various formulae and models to screen potential customers and establish appropriate credit limits, but these formulae and models cannot eliminate all potential bad credit risks and may not prevent us from approving applications that are fraudulently completed. Increases in average fuel prices can require us to periodically increase credit limits for a significant number of our customers. Moreover, businesses that are good credit risks at the time of application may become bad credit risks over time and we may fail to detect such change. In times of economic recession, the number of our customers who default on payments owed to us tends to increase. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than it has been in the past.

**Volatility in the financial markets may negatively impact our ability to access credit.**

Adverse conditions in the credit market may limit our ability to access credit at a time when we would like to or need to do so. Our revolving credit facility expires in May 2012, when the outstanding balance will be due. Any limitation of availability of funds or credit facilities could have an impact on our ability to refinance the maturing debt or react to changing economic and business conditions which could adversely impact us.

**The loss or suspension of the charter for our Utah industrial bank or changes in regulatory requirements could be disruptive to operations and increase costs.**

FSC's bank regulatory status enables FSC to issue certificates of deposit, accept money market deposits and borrow on a federal funds rate basis. These funds are used to support our payment processing operations, which require the Company to make payments to fuel and maintenance providers on behalf of fleets. FSC operates under a uniform set of state lending laws, and its operations are subject to extensive state and federal regulation. FSC is regulated and examined by the Utah Department of Financial Institutions on the state level, and the Federal Deposit Insurance Corporation on the federal level. Continued licensing and federal deposit insurance are subject to ongoing satisfaction of compliance and safety and soundness requirements. FSC must be well capitalized and satisfy a range of additional capital requirements. If FSC were to lose its bank charter, Wright Express would either outsource its credit support activities or perform these activities itself, which would subject the Company to the credit laws of each individual state in which Wright Express conducts business. Furthermore, Wright Express could not be a MasterCard issuer and would have to work with another financial institution to issue the product or sell the portfolio. Any such change would be disruptive to Wright Express' operations and could result in significant incremental costs. In addition, changes in the bank regulatory environment, including the implementation of new or varying measures or interpretations by the state of Utah or the federal government, may significantly affect or restrict the manner in which the Company conducts business in the future.

**We may not be able to adequately protect the data we collect about our customers, which could subject us to liability and damage our reputation.**

We collect and store data about our customers and their fleets, including bank account information and spending data. Our customers expect us to keep this information in our confidence. Attempts by experienced programmers or "hackers" to penetrate our network security could misappropriate our proprietary information or cause interruptions in our *WEXOnline®* web site. We may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Moreover, any security breach or inadvertent transmission of information about our customers could expose us to liability and/or litigation and cause damage to our reputation.

**We may incur substantial losses due to fraudulent use of our charge cards.**

Under certain circumstances, when we fund customer transactions, we bear the risk of substantial losses due to fraudulent use of our charge cards. We do not maintain any insurance to protect us against any such losses.

**If we fail to maintain effective systems of internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud, which could cause current and potential shareholders to lose confidence in our financial reporting, adversely affect the trading price of our securities or harm our operating results.**

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and operate successfully as a public company. Our financial reporting and disclosure controls and procedures are reliant, in part, on information we receive from third parties that supply information to us regarding transactions that we process. Any failure to develop or maintain effective internal control over financial reporting and disclosure controls and procedures could harm our reputation or operating results, or cause us to fail to meet our reporting obligations. If we are unable to adequately maintain our internal control over financial reporting, our external auditors will not be able to issue an unqualified opinion on the effectiveness of our internal control over financial reporting.

Ineffective internal control over financial reporting and disclosure controls and procedures could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities or affect our ability to access the capital markets and could result in regulatory proceedings against us by, among others, the SEC. In addition, a material weakness in internal control over financial reporting, which may lead to deficiencies in the preparation of financial statements, could lead to litigation claims against us. The defense of any such claims may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation, even if resolved in our favor, could cause us to incur significant legal and other expenses. Such events could harm our business, affect our ability to raise capital and adversely affect the trading price of our securities.

**Historical transactions with our former parent company may adversely affect our financial statements.**

Historical transactions involving Avis Budget Group, Inc. ("Avis") (formerly Cendant Corporation), our former corporate parent, and our other former affiliates such as Realogy Corporation and Wyndham Worldwide Corporation, may be reviewed from time to time by external parties that may include, but are not limited to, former subsidiaries or operating companies of Avis Budget Group, Inc., as well as government regulatory organizations. The decision by one or more of these organizations to undertake a review is beyond our control. While management does not believe, nor has any knowledge of, any transaction that would be in error or otherwise adjusted, corrections to the financial statements of Avis Budget Group, Inc., or its successor or its current or former affiliates, could adversely affect our financial statements.

**Our ability to attract and retain qualified employees is critical to the success of our business and the failure to do so may materially adversely affect our performance.**

We believe our employees, including our executive management team, are our most important resource and, in our industry and geographic area, competition for qualified personnel is intense. If we were unable to retain and attract qualified employees, our performance could be materially adversely affected.

**If we engage in acquisitions, we will incur costs and may never realize the anticipated benefits of the acquisitions.**

We have acquired and may attempt to acquire businesses, technologies, services, products or license in technologies that we believe are a strategic fit with our business. The process of integrating any acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. As a result, we will incur a variety of costs in connection with acquisitions and may never realize their anticipated benefits.

**Risks Relating to Our Common Stock**

**If any entity controls 10 percent or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring that common stock, we have the power to restrict such entity's ability to vote shares held by it.**

As owners of a Utah industrial bank, we are subject to banking regulations that require any entity that controls 10 percent or more of our common stock to obtain the prior approval of Utah banking authorities and the federal banking regulators. A failure to comply with these requirements could result in sanctions, including the loss of our Utah industrial bank charter. Our certificate of incorporation requires that if any stockholder fails to provide us with satisfactory evidence that any required approvals have been obtained, we may, or will if required by state or federal regulators, restrict such stockholder's ability to vote such shares with respect to any matter subject to a vote of our stockholders.

**Provisions in our charter documents, Delaware law and applicable banking law may delay or prevent our acquisition by a third party.**

Our certificate of incorporation, by-laws and our rights plan contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a classified board of directors, the elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings of stockholders and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such special dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, and rights to dividends and proceeds in a liquidation that are senior to the common stock, as our board of directors may determine. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We also are subject to certain provisions of Delaware law, which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

In addition, because we own a Utah industrial bank, any purchaser of our common stock who would own 10 percent or more of our common stock after such purchase would be required to obtain the prior consent of Utah banking authorities and the federal banking authorities prior to consummating any such acquisition. These regulatory requirements may preclude or delay the purchase of a relatively large ownership stake by certain potential investors.

**Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.**

Our board of directors approved a stockholder rights plan, which entitles our stockholders to acquire shares of our common stock at a price equal to 50 percent of the then current market value in limited circumstances when a third party acquires 15 percent or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15 percent of our common stock, in each case, in a transaction that our board of directors does not approve. The existence of these rights would significantly increase the cost of acquiring control of our Company without the support of our board of directors because, under these limited circumstances, all of our stockholders, other than the person or group who caused the rights to become exercisable, would become entitled to purchase shares of our common stock at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that our stockholders will receive a premium for their common stock in an acquisition.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

All of our facilities are leased, including our 67,000 square foot corporate headquarters in South Portland, Maine. We lease five smaller buildings in the South Portland area. Four of these buildings, totaling 86,000 square feet, are used for technical and customer service employees. The fifth building is 7,500 square feet and is our warehouse. We lease 11,500 square feet of office space in Salt Lake City, Utah to support our bank operations and a second call center location. We lease 4,000 square feet in Louisville, Kentucky to support TelaPoint. We lease 10,000 square feet of space in Salem, Oregon to support Pacific Pride, a wholly owned subsidiary of Wright Express. We lease 5,800 square feet of space in Auckland, New Zealand to support Wright Express International. These facilities are adequate for our current use. Additional financial information about our leased facilities appears in Item 8 – Note 18 of our consolidated financial statements.

## ITEM 3. LEGAL PROCEEDINGS

As of the date of this filing, we are not involved in any material legal proceedings. We also were not involved in any material legal proceedings that were terminated during the fourth quarter of 2009. From time to time, we are subject to legal proceedings and claims in the ordinary course of business, none of which we believe are likely to have a material adverse effect on our financial position, results of operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the three months ended December 31, 2009.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

The principal market for the Company's common stock is the New York Stock Exchange ("NYSE") and our ticker symbol is WXS. The following table sets forth, for the indicated calendar periods, the reported intraday high and low sales prices of the common stock on the NYSE Composite Tape:

| | High | Low |
|---|---|---|
| **2008** | | |
| First quarter | $ 35.38 | $ 24.98 |
| Second quarter | $ 34.75 | $ 24.78 |
| Third quarter | $ 32.46 | $ 22.14 |
| Fourth quarter | $ 30.96 | $ 8.21 |
| **2009** | | |
| First quarter | $ 18.77 | $ 10.72 |
| Second quarter | $ 28.12 | $ 17.51 |
| Third quarter | $ 32.14 | $ 22.58 |
| Fourth quarter | $ 32.72 | $ 27.39 |

As of February 23, 2010, the closing price of our common stock was $29.99 per share, there were 38,213,657 shares of our common stock outstanding and there were 6 holders of record of our common stock.

### Dividends

The Company has not declared any dividends on its common stock since it commenced trading on the NYSE on February 16, 2005. The timing and amount of future dividends will be (i) dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors, (ii) subject to the discretion of the Board of Directors of the Company and (iii) payable only out of the Company's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware.

The Company has certain restrictions on the dividends it may pay. If the Company's leverage ratio is higher than 1.75, the Company may pay no more than $10 million per annum for restricted payments, including dividends.

### Share Repurchases

The following table provides information about the Company's purchases of shares of the Company's common stock during the quarter ended December 31, 2009:

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(a)] | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [(a)] |
|---|---|---|---|---|
| October 1 – October 31, 2009 | — | $ — | — | $ 66,990,242 |
| November 1 – November 30, 2009 | — | $ — | — | $ 66,990,242 |
| December 1 – December 31, 2009 | — | $ — | — | $ 66,990,242 |
| Total | — | $ — | — | |

(a) On February 7, 2007, the Company announced a share repurchase program authorizing the purchase of up to $75 million of its common stock over the next 24 months. In July 2008, our board of directors approved an increase of $75 million to the share repurchase authorization. In addition, our board of directors extended the share repurchase program to July 25, 2010. We have been authorized to purchase, in total, up to $150 million of our common stock. Share repurchases will be made on the open market and may be commenced or suspended at any time. The Company's management, based on its evaluation of market and economic conditions and other factors, will determine the timing and number of shares repurchased.

## ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with Item 7 contained in this Form 10-K and the consolidated financial statements and related notes thereto. The financial information included in the table below is derived from audited financial statements:

| (in thousands, except per share data) | Year ended December 31, 2009 | 2008 | 2007 | 2006 | 2005[a] |
|---|---|---|---|---|---|
| **Income statement information** | | | | | |
| Total revenues | **$ 318,224** | $ 393,582 | $ 336,128 | $ 291,247 | $ 241,333 |
| Total operating expenses | **$ 200,074** | $ 232,150 | $ 184,036 | $ 156,144 | $ 134,716 |
| Financing interest expense | **$ 6,210** | $ 11,859 | $ 12,677 | $ 14,447 | $ 12,966 |
| Net realized and unrealized (losses) gains on fuel price derivatives | **$ (22,542)** | $ 55,206 | $ (53,610) | $ (4,180) | $ (65,778) |
| Net income | **$ 139,659** | $ 127,640 | $ 51,577 | $ 74,609 | $ 18,653 |
| Basic earnings per share | **$ 3.65** | $ 3.28 | $ 1.29 | $ 1.85 | $ 0.46 |
| Weighted average basic shares of common stock outstanding | **38,303** | 38,885 | 40,042 | 40,373 | 40,194 |
| **Balance sheet information, at end of period** | | | | | |
| Total assets | **$ 1,499,662** | $ 1,611,855 | $ 1,785,076 | $ 1,551,015 | $ 1,448,295 |
| Liabilities and stockholders' equity | | | | | |
| All liabilities except preferred stock | **$ 1,048,346** | $ 1,307,193 | $ 1,570,817 | $ 1,357,888 | $ 1,335,682 |
| Preferred stock | **10,000** | 10,000 | 10,000 | 10,000 | 10,000 |
| Total stockholders' equity | **441,316** | 294,662 | 204,259 | 183,127 | 102,613 |
| Total liabilities and stockholders' equity | **$ 1,499,662** | $ 1,611,855 | $ 1,785,076 | $ 1,551,015 | $ 1,448,295 |

(a) 2005 includes several costs related to the IPO and the first year of being a publicly traded, stand-alone entity, which may impact the comparability to subsequent year's results.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### 2009 Highlights and Year in Review

During 2009, we focused on growing our customer base, customer retention and cost containment. As a result of our efforts, we increased the size of our fleet portfolio and grew our MasterCard segment to a purchase volume of over $3 billion for the year. Our credit losses were significantly reduced as we refined our credit and collection procedures. Our results for the year were impacted by the following significant events and accomplishments:

- The United States economy was in a recession during most of 2009 and faced many challenges that directly impacted our business. During 2009 we experienced a reduction in our fleet segment volume as compared to previous years.

- Our MasterCard segment grew to $3.1 billion in purchase volume for the year. This increase is primarily due to our single use account product used for online travel.

- We entered into the Tax Receivable Prepayment Agreement with Realogy Corporation ("Realogy") in June 2009. We paid Realogy $51 million, less our bank fees and legal expenses, as a prepayment in full to settle the remaining obligations to Realogy under the 2005 Tax Receivable Agreement. These obligations were recorded on our balance sheet at approximately $187 million and this transaction resulted in a gain of approximately $136 million. We remain obligated to pay the portion of the obligation under our tax receivable agreement that was assigned to Wyndham Worldwide Corporation ("Wyndham").

- During the fourth quarter of 2008, we began processing transactions for fleets in the Federal Government's General Services Administration ("GSA"). As a result we added 278,000 federal fleet vehicles using our fuel purchase, vehicle maintenance and accident management services. During 2009 we processed 7.8 million transactions in connection with the GSA contract.

- Credit losses, when we combine both the Fleet and MasterCard segments, were approximately $27 million lower than 2008, for a total of $17.7 million. Credit losses for 2009 were within our historical range.

- Fuel prices averaged $2.39 per gallon during 2009. Fuel prices averaged $3.47 per gallon during 2008. As of December 31, 2009, the price of fuel increased, resulting in an unrealized loss of $43 million for the year.

**Outlook for the Future**

Looking forward, we anticipate the following:

- We expect a stable economic environment during 2010; therefore we expect transaction volume within our installed customer base will be slightly negative to slightly positive compared to 2009.

- Our provision for credit losses is one of the most volatile expenses in our business. While we have over $800 million in accounts receivable at December 31, 2009, the credit we extend is not revolving which limits our exposure to credit losses as compared to businesses which have consumer exposure or revolving credit arrangements. Nearly all of our receivables are due in full within 30 days or less. We tightly manage credit lines and monitor customer payments. We are estimating credit losses in our fleet segment to be in the range of 18 to 23 basis points of payment processing transaction expenditures for 2010.

- We will continue to invest in our fuel card processing software solutions that will give us a presence in select geographic markets around the world. We seek to develop long term relationships with large oil companies currently operating in the international arena, in order to increase the overall portfolio value through an outsourced processing and information management solution.

## Results of Operations

### YEAR ENDED DECEMBER 31, 2009, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2008

### FLEET SEGMENT

The following table reflects comparative operating results and key operating statistics within our Fleet segment:

| (in thousands) | 2009 | 2008 | Increase (decrease) |
|---|---|---|---|
| **Service Revenues** | | | |
| Payment processing revenue | $ 182,530 | $ 272,501 | (33)% |
| Transaction processing revenue | 17,532 | 19,339 | (9)% |
| Account servicing revenue | 36,943 | 30,573 | 21 % |
| Finance fees | 32,321 | 30,716 | 5 % |
| Other | 8,447 | 9,902 | (15)% |
| Total service revenues | 277,773 | 363,031 | (23)% |
| **Product Revenues** | | | |
| Hardware and equipment sales | 3,244 | 3,579 | (9)% |
| Total revenues | 281,017 | 366,610 | (23)% |
| **Total operating expenses** | 176,438 | 211,550 | (17)% |
| **Operating income** | 104,579 | 155,060 | (33)% |
| Financing interest expense | (6,210) | (11,859) | (48)% |
| Loss on foreign currency transactions | (40) | — | — |
| Gain on settlement portion of amounts due under tax receivable derivatives agreement | 136,485 | — | — |
| Net realized and unrealized gains (losses) on fuel price derivative instruments | (22,542) | 55,206 | (141)% |
| (Increase) decrease in amount due under tax receivable agreement | (599) | (9,014) | (93)% |
| **Income before taxes** | 211,673 | 189,393 | 12 % |
| Income taxes | 80,436 | 65,908 | 22 % |
| **Net income** | $ 131,237 | $ 123,485 | 6 % |

| (in thousands, except per transaction and per gallon data) | 2009 | 2008 | Increase (decrease) |
|---|---|---|---|
| **Key operating statistics** | | | |
| Payment processing revenue: | | | |
| Payment processing transactions | 204,147 | 216,193 | (6)% |
| Average expenditure per payment processing transaction | $ 48.71 | $ 69.80 | (30)% |
| Average price per gallon of fuel | $ 2.39 | $ 3.47 | (31)% |
| Transaction processing revenue: | | | |
| Transaction processing transactions | 55,921 | 60,831 | (8)% |
| Account servicing revenue: | | | |
| Average number of vehicles serviced | 4,648 | 4,492 | 3 % |

Payment processing revenue decreased $90.0 million for 2009, as compared to 2008. This decrease is primarily due to a 31 percent decrease in the average price per gallon of fuel as well as a 6 percent decrease in the number of payment processing transactions. A majority of our contracts contain both a fixed fee and a percentage fee component. The remainder of our contracts have just a percentage fee component. This combined fixed fee and percentage fee structure reduces the impact of fuel price volatility on our payment processing revenues. Payment processing transactions were down as a result in the economic recession during the year.

Transaction processing revenue decreased $1.8 million for 2009, as compared to 2008. This decrease in revenue is due primarily to one customer changing from transaction processing to payment processing.

Account servicing revenue increased $6.4 million for 2009, as compared to 2008. This increase is due both to our expansion into international markets following our August 2008 acquisition of Financial Automation Limited and our *WEXSmart*™ telematics program.

Our finance fees have increased $1.6 million for 2009, as compared to 2008. During December of 2008, we adjusted our late fee charged to delinquent customers to encourage timely payments. While delinquencies declined, our adjustment to late fees still caused finance fees to increase, contributing approximately $12 million during 2009. This increase in revenue was largely offset by a decline in delinquent balances due to an improvement in aging and lower receivable balances, as compared to the same period in the prior year.

The following table compares selected expense line items within our Fleet segment:

| (in thousands) | 2009 | 2008 | Increase (decrease) |
|---|---|---|---|
| **Expense** | | | |
| Salary and other personnel | **$ 72,256** | $ 63,899 | 13 % |
| Service fees | **$ 12,895** | $ 10,669 | 21 % |
| Provision for credit loss | **$ 15,854** | $ 42,971 | (63)% |
| Depreciation and amortization | **$ 21,721** | $ 19,483 | 11 % |
| Operating interest expense | **$ 11,723** | $ 32,148 | (64)% |

- Salary and other personnel expenses increased $8.4 million over last year. This increase is primarily due to higher stock-based compensation and short-term incentive program bonuses for 2009 over 2008, as we did not pay bonuses under our short-term incentive program in the prior year, as program targets were not achieved.

- Service fees increased $2.2 million for 2009. This increase is primarily due to professional service fees for legal and accounting work related to costs associated with our international activities and our *WEXSmart*™ telematics program.

- We generally measure our credit loss performance by calculating credit losses as a percentage of total fuel expenditures on payment processing transactions ("Fuel Expenditures"). This metric for credit losses was 15.9 basis points of Fuel Expenditures for 2009, compared to 28.5 basis points of Fuel Expenditures for 2008. We use a roll rate methodology to calculate the amount necessary for our ending receivable reserve balance. This methodology takes into account total receivable balances, recent charge off experience, recoveries on previously charged off accounts and the dollars that are delinquent to calculate the total reserve. In addition, management undertakes a detailed evaluation of the receivable balances to help ensure further overall reserve adequacy. The expense we recognized in the period is the amount necessary to bring the reserve to its required level after charge offs. Provision for credit loss decreased $27.1 million for the year ended December 31, 2009, as compared to the same period in 2008. Approximately $11 million of this decrease is associated with lower fuel expenditures, primarily as a result of decreases in the price of fuel. Improvements in receivables aging and ultimate charge offs as well as strong recoveries on previously charged off accounts accounted for the remainder of the change.

- Depreciation and amortization expenses increased $2.2 million. This increase is primarily due to higher depreciation expense as a result of additional expenditures for internally-developed software. We continue to carefully monitor the recoverability of software asset values.

- Operating interest expense relates to our deposits and borrowed federal funds. This interest expense decreased $20.4 million during 2009, compared to 2008. We finance the receivables arising from our payment processing transactions with our operating debt (deposits and borrowed federal funds). Our average debt balance for 2009 totaled $434.5 million as compared to our average debt balance of $664.6 million for 2008. This resulted in approximately a $10 million decrease in operating interest. Our operating interest expense is also lower due to a decrease in weighted average interest rates to 2.2 percent in 2009 from 4.3 percent in 2008. The decrease in interest rates reduced operating interest expense year over year by approximately $9 million.

During 2009, we incurred $0.8 million in impairment charges related to partially completed internal-use software. During 2008, we incurred a $1.5 million impairment charge related to partially completed internal-use software. These non-cash charges for both years have been included in occupancy and equipment expense.

Financing interest expense is related primarily to our revolving credit facility and secondarily, to our preferred stock that we issued as part of our initial public offering. Interest expense for 2009 decreased $5.6 million from 2008, due to lower interest rates and a reduction in the outstanding balance on our revolving credit facility.

We own fuel price sensitive derivative instruments that we purchase on a periodic basis to manage the impact of volatility in fuel prices on our cash flows. Our derivative instruments do not qualify for hedge accounting. Accordingly, realized and unrealized gains and losses on our fuel price sensitive derivative instruments affect our net income. We recognized an unrealized loss of $43.1 million in 2009 compared to unrealized gain of $90.9 million in 2008. We recognized a realized gain of $20.6 million in 2009 and a realized loss of $35.7 million in 2008.

Our effective tax rate was 38.0 percent for 2009 and 34.8 percent for 2008. Our effective tax rate may fluctuate due to changes in the mix of earnings among legal entities. Our tax rate also fluctuates due to the impacts that rate mix changes have on our net deferred tax assets. Adjustments to net deferred tax assets for rate changes can cause volatility in our effective tax rates. The 2009 provision for income taxes reflects losses incurred in foreign jurisdictions where no benefits are recognized. The 2008 provision for income taxes reflects a net benefit of approximately $8.9 million as a result of rate change impacts on the deferred tax asset balance. These rate changes also increased the associated liability to Avis, resulting in a $9.0 million charge to non-operating expense in 2008. Changes in the price of fuel which impacts our fuel price derivatives and changes in the mix of earnings between our legal entities, especially between U.S. and international subsidiaries, may cause fluctuations in our effective tax rates.

## MASTERCARD SEGMENT

The following table reflects comparative operating results and key operating statistics within our MasterCard segment:

| (in thousands) | 2009 | 2008 | Increase (decrease) |
|---|---|---|---|
| **Service Revenues** | | | |
| Payment processing revenue | $ 33,090 | $ 24,940 | 33 % |
| Account servicing revenue | 58 | 58 | — |
| Finance fees | 495 | 327 | 51% |
| Other | 3,564 | 1,647 | 116 % |
| Total revenues | 37,207 | 26,972 | 38 % |
| **Total operating expenses** | 23,636 | 20,600 | 15 % |
| **Operating income** | 13,571 | 6,372 | 113 % |
| Income taxes | 5,149 | 2,217 | 132 % |
| **Net income** | $ 8,422 | $ 4,155 | 103 % |

| (in thousands) | 2009 | 2008 | Increase (decrease) |
|---|---|---|---|
| **Key operating statistics** | | | |
| Payment processing revenue: | | | |
| MasterCard purchase volume | $ 3,082,779 | $ 2,404,646 | 28 % |

Payment processing revenue increased approximately $8.2 million over 2008, primarily due to additional business derived from our single use account product. Our MasterCard purchase volume grew by over $678 million in 2009 compared to 2008.

Other revenue increased during 2009 as the volume of cross-border fees increased over the prior year. These fees are primarily associated with our single use account product being used for online travel. This increase is offset by an increase in associated service fees expense.

Operating expenses increased by $3.0 million during 2009 primarily due to the following:

- Service fees increased by $5.1 million as compared to 2008 due to higher purchase volumes.
- Operating interest decreased $1.3 million primarily due to lower interest rates.
- Credit loss reserve expense decreased $0.2 million. We measure our credit loss performance by calculating credit losses as a percentage of total card purchases. This metric for credit losses was 6.0 basis points of total MasterCard purchase volume for 2009 compared to 8.5 basis points for 2008.

## YEAR ENDED DECEMBER 31, 2008, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2007

### FLEET SEGMENT

The following table reflects comparative operating results and key operating statistics within our Fleet segment:

| (in thousands) | 2008 | 2007 | Increase (decrease) |
|---|---|---|---|
| **Service Revenues** | | | |
| Payment processing revenue | $ 272,501 | $ 236,629 | 15 % |
| Transaction processing revenue | 19,339 | 14,452 | 34 % |
| Account servicing revenue | 30,573 | 26,697 | 15 % |
| Finance fees | 30,716 | 26,509 | 16 % |
| Other | 9,902 | 9,053 | 9 % |
| Total service revenues | 363,031 | 313,340 | 16 % |
| **Product Revenues** | | | |
| Hardware and equipment sales | 3,579 | 278 | 1187 % |
| Total revenues | 366,610 | 313,618 | 17 % |
| **Total operating expenses** | 211,550 | 167,229 | 27 % |
| **Operating income** | 155,060 | 146,389 | 6 % |
| Financing interest expense | (11,859) | (12,677) | (6)% |
| Loss on extinguishment of debt | — | (1,572) | (100)% |
| Net realized and unrealized gains (losses) on fuel price derivatives | 55,206 | (53,610) | (203)% |
| (Increase) decrease in amount due under tax receivable agreement | (9,014) | 78,904 | (111)% |
| **Income before taxes** | 189,393 | 157,434 | 20 % |
| Income taxes | 65,908 | 109,510 | (40)% |
| **Net income** | $ 123,485 | $ 47,924 | 158 % |

| (in thousands, except per transaction and per gallon data) | 2008 | 2007 | Increase (decrease) |
|---|---|---|---|
| **Key operating statistics** | | | |
| Payment processing revenue: | | | |
| Payment processing transactions | 216,193 | 210,714 | 3 % |
| Average expenditure per payment processing transaction | $ 69.80 | $ 57.94 | 20 % |
| Average price per gallon of fuel | $ 3.47 | $ 2.84 | 22 % |
| Transaction processing revenue: | | | |
| Transaction processing transactions | 60,831 | 38,804 | 57 % |
| Account servicing revenue: | | | |
| Average number of vehicles serviced | 4,492 | 4,390 | 2 % |

Payment processing revenue increased $35.9 million for 2008, as compared to 2007. This increase is primarily due to a 22 percent increase in the average price per gallon of fuel as well as a 3 percent increase in the number of payment processing transactions. Unprecedented changes in the price of fuel during the course of the year, specifically during the second and third quarters when average fuel prices were as high as more than four dollars per gallon, drove most of the increased payment processing revenue. These historically high fuel prices influenced the behavior of both our customers and our merchants. In some instances as 2008 progressed, we renegotiated agreements which offered higher rebates to certain customers. In other instances we renegotiated agreements with our merchants to change our pricing with them to include both a fixed fee component and a percentage fee component. The new pricing reduces the impact fuel price volatility has on our payment processing revenues.

During 2008, our transaction processing transactions increased by $22.0 million over the prior year. The increase in revenue, as well as the increase in transaction processing transactions, is due primarily to the acquisition of Pacific Pride during the first quarter of 2008.

The increase in account servicing revenue was primarily due to a full year of revenue from our TelaPoint subsidiary compared to five months in 2007 and a full year from our *WEXSmart*™ telematics program compared to seven months in 2007.

Finance fees increased $4.2 million for 2008. The increase in finance fees was primarily due to higher average daily account receivable balances subject to late fees. These higher balances can primarily be attributed to elevated fuel prices. Offsetting the impact of higher average account receivable balances subject to late fees were changes in our portfolio. We found that customers who were consistently late with their payments, and made up a core of our finance fee base, stopped paying altogether. We terminated our relationship with these customers and charged them off as a credit loss. As this customer base declined, our provision for credit loss increased and our finance fees decreased.

As a result of our Pacific Pride acquisition in the first quarter of 2008 and the growth of our *WEXSmart*™ telematics program, we have revenues from the sale of hardware and equipment. These sales have been reflected separately in the operating results.

The following table compares selected expense line items within our Fleet segment:

| (in thousands) | | 2008 | | 2007 | Increase (decrease) |
|---|---|---|---|---|---|
| **Expense** | | | | | |
| Salary and other personnel | **$** | **63,899** | $ | 62,145 | 3 % |
| Service fees | **$** | **10,669** | $ | 6,807 | 57 % |
| Provision for credit loss | **$** | **42,971** | $ | 19,770 | 117 % |
| Depreciation and amortization | **$** | **19,483** | $ | 14,299 | 36 % |
| Operating interest expense | **$** | **32,148** | $ | 31,490 | 2% |

- Salary and other personnel expenses increased $1.8 million over last year. These expenses were approximately $3.6 million higher due to a full year of expense from our TelaPoint subsidiary compared to five months in 2007 and the addition of Pacific Pride and Wright Express International during 2008. Offsetting this increase was a reduction in our cash bonus of $2.5 million.

- Service fees increased $3.9 million for 2008. Professional service fees for legal and accounting work were approximately $3.0 million higher year over year as we incurred costs associated with a potential acquisition that did not materialize, investigated additional market opportunities and filed franchise disclosure documents on behalf of our Pacific Pride subsidiary.

- Provision for credit losses increased $23.2 million over last year. We measure our credit loss performance by calculating credit losses as a percentage of total expenditures on payment processing transactions ("Total Expenditures"). This metric for credit losses was 28.5 basis points of Total Expenditures for 2008 compared to 16.3 basis points of Total Expenditures for 2007. This increase was predominantly due to higher charge-offs as a result of the weakening United States economy. This translated to additional credit loss expense of approximately $16 million. The remaining change in our credit loss expense year over year is primarily related to higher accounts receivable balances associated with higher fuel prices.

- Depreciation and amortization expenses increased $5.2 million. The amortization associated with the intangible assets acquired with the August 2007 purchase of TelaPoint, the February 2008 purchase of Pacific Pride and the August 2008 purchase of Financial Automation Limited resulted in an increase of $3.8 million. The remaining increase is primarily due to higher depreciation expense as a result of additional expenditures for internally-developed software.

- Operating interest increased $0.7 million compared to 2007. The average balance of our receivables, and therefore, our operating debt, was higher than prior year due to the exceptionally high fuel prices during 2008. Our average debt balance for 2008 totaled $664.6 million as compared to our average debt balance of $544.7 million for 2007. This resulted in approximately $6.4 million of additional operating interest. This increase in our operating interest expense due to higher average debt balances was more than offset by a decrease in weighted average interest rates to 4.3 percent in 2008 from 5.3 percent in 2007. The decrease in interest rates reduced operating interest expense year over year by approximately $6.7 million.

In the fourth quarter of 2008, we incurred a $1.5 million impairment charge related to partially completed internal-use software. This non-cash charge was related to product development for the construction vertical. The impairment charge has been included in occupancy and equipment expense.

Financing interest expense decreased $0.6 million from 2007, primarily due to lower interest rates.

On our fuel price derivative instruments, we recognized unrealized gains of $90.9 million in 2008 compared to unrealized losses of $37.1 million in 2007. We recognized realized losses of $35.7 million in 2008 and $16.5 million in 2007.

Our effective tax rate was 34.8 percent for 2008 and 69.6 percent for 2007. The 2008 provision for income taxes reflects a net benefit of approximately $8.9 million as a result of rate change impacts on the deferred tax asset balance. These rate changes also increased the associated liability to Avis, resulting in a $9.0 million charge to non-operating expense in the current year.

The unusual 2007 rate was attributable to the State of Maine's enactment of a law which changed the State's rules for apportioning income related to the performance of services. The new law effectively reduced taxable income or loss allocable to the State of Maine which lowered our blended state income tax rate which then decreased our deferred tax assets. This resulted in a charge to the provision for income taxes in the second quarter of 2007 of approximately $80.9 million. The lower projected overall tax rate in 2007, in turn, decreased the expected benefit we will realize from the increased tax basis generated by our separation from Avis. Accordingly, the related contractual liability to Avis recorded in connection with the tax receivable agreement decreased by approximately $78.9 million during the second quarter of 2007.

## MASTERCARD SEGMENT

The following table reflects comparative operating results and key operating statistics within our MasterCard segment:

| (in thousands) | 2008 | 2007 | Increase (decrease) |
|---|---|---|---|
| **Revenues** | | | |
| Payment processing revenue | **$ 24,940** | $ 20,864 | 20 % |
| Account servicing revenue | **58** | 70 | (17)% |
| Finance fees | **327** | 376 | (13)% |
| Other | **1,647** | 1,200 | 37 % |
| Total revenues | **26,972** | 22,510 | 20 % |
| **Total operating expenses** | **20,600** | 16,807 | 23 % |
| **Operating income** | **6,372** | 5,703 | 12 % |
| Income taxes | **2,217** | 2,050 | 8 % |
| **Net income** | **$ 4,155** | $ 3,653 | 14 % |

| (in thousands) | 2008 | 2007 | Increase (decrease) |
|---|---|---|---|
| **Key operating statistics** | | | |
| Payment processing revenue: | | | |
| MasterCard purchase volume | **$ 2,404,646** | $ 1,844,506 | 30 % |

Payment processing revenue increased approximately $4.1 million over 2007, primarily due to additional business driven by new customers on our single use account service. Our MasterCard purchase volume grew by over $560 million in 2008 compared to 2007.

Operating expenses increased by $3.8 million during 2008 primarily due to the following:

- Service fees increased by $1.5 million as compared to 2007 due to higher purchase volumes.
- An increase in the credit loss reserve of $1.3 million. We measure our credit loss performance by calculating credit losses as a percentage of total card purchases. This metric for credit losses was 8.5 basis points of total MasterCard purchase volume for 2008 compared to 4.0 basis points for 2007.

## Liquidity, Capital Resources and Cash Flows


2009 Cash Utilization Summary
Other, Net $5.0
Capital expenditures $17.9
Financing debt, net, $42.6
Management operating cash, $78.3
Source of Cash
Use of Cash
(in millions)

We focus on management operating cash as a key element in achieving maximum stockholder value, and it is the primary measure we use internally to monitor cash flow performance from our core operations. Since deposits and borrowed federal funds are used to finance our accounts receivable, we believe that they are a recurring and necessary use and source of cash. As such, we consider deposits and borrowed federal funds when evaluating our operating activities. For the same reason, we believe that management operating cash may also be useful to investors as one means of evaluating our performance. However, management operating cash is a non-GAAP measure and should not be considered a substitute for, or superior to, net cash provided by (used for) operating activities as presented on the consolidated statement of cash flows in accordance with GAAP.

During 2009, we used approximately $78.3 million in management operating cash as compared to generating approximately $272.1 million in 2008 and $53.2 million in 2007. The significant change in 2009 is attributable to activity at our bank subsidiary, FSC, which utilizes certificates of deposit to finance our accounts receivable. At the end of 2008, FSC was overfunded by approximately $140 million. This overfunding was the result of lower receivable balances brought about by the rapid decline in fuel prices during the second half of 2008. During the first quarter of 2009 this overfunding was eliminated. Hence, there was a significant decrease in outstanding certificates of deposit as 2008 amounts matured. Additionally, during the second quarter of 2009, we prepaid a portion of our liabilities under our tax receivable agreement for $51 million, which resulted in a pre-tax gain of approximately $136 million. We anticipate, as we enter 2010, that we will return to reporting favorable management operating cash movements.

The significant increase in management operating cash in 2008, as compared to 2007, is largely due to an approximately $670 million drop in our accounts receivable balances in the fourth quarter of 2008 (see above). Our excess cash position at the end of 2008 diminished in the first half of 2009 as certificates of deposit matured during the first quarter of 2009.

### 2009 Highlights

- During 2009, we reduced the outstanding balance on our revolving credit facility by $43 million.
- We used $6.3 million during 2009 to acquire our own common stock.
- We paid Realogy $51 million, less our bank fees and legal expenses, as a prepayment in full to settle the remaining obligations to Realogy under the 2005 Tax Receivable Agreement. These obligations were recorded on our balance sheet at approximately $187 million and this transaction resulted in a gain of approximately $136 million. We remain obligated to pay Wyndham the remainder of the obligation under our tax receivable agreement.
- During 2009, we had approximately $18 million of capital expenditures. A significant portion of our capital expenditures are for the development of internal-use computer software, primarily to enhance product features and functionality. We expect total capital expenditures for 2010 to be approximately $20 to $25 million. Our capital spending is financed primarily through internally generated funds.

**2008 Highlights**

- We used approximately $41 million from our credit facility for the acquisition of Pacific Pride and Financial Automation Limited. During the fourth quarter of 2008, we used excess cash to pay down approximately $30 million on our credit facility to a balance of $170.6 million at the end of the year.

- We used $39 million during 2008 to acquire our own common stock.

- We had approximately $16 million of capital expenditures. A significant portion of our capital expenditures are for the development of internal-use computer software, primarily to enhance product features and functionality.


2008 Cash Utilization Summary
Management operating cash $272.1
Other, net, $4.9
Capital expenditures $16.1
Share repurchases $39.0
Acquisition $41.6
Financing debt, net, $30.4
Source of Cash
Use of Cash
(in millions)

**2007 Highlights**

- We entered into a new credit agreement and repaid the term loan that we entered into at the time of our IPO. The net cash provided from our financing debt was $47 million. We borrowed approximately $40 million for the acquisition of TelaPoint during the third quarter of 2007.

- We used approximately $38 million as part of the new share repurchase program during 2007.

- We had approximately $20 million of capital expenditures, $17 million of which was cash. The 2007 capital expenditures included a financing agreement for approximately $3 million for a software license which we capitalized.


2007 Cash Utilization Summary
Other, net $2.9
Financing debt, net $47.0
Management operating cash $53.2
Capital expenditures $16.6
Share repurchases $37.7
Acquisition $40.8
Source of Cash
Use of Cash
(in millions)

*Management Operating Cash*

The table below reconciles net cash provided by (used for) operating activities to management operating cash:

| (in thousands) | Year ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Net cash provided by (used for) operating activities | $ **(33,167)** | $ 339,179 | $ (92,089) |
| Purchases of fleet card receivables | **—** | — | (1,922) |
| Net (decrease) increase in deposits | **(116,859)** | (58,943) | 204,390 |
| Net (decrease) increase in borrowed federal funds | **71,723** | (8,175) | (57,221) |
| Management operating cash | $ **(78,303)** | $ 272,061 | $ 53,158 |

Management operating cash is not a measure in accordance with generally accepted accounting principles ("GAAP"). In order to reconcile from management operating cash to the classifications of cash flow activities presented on our consolidated statement of cash flows, we have adjusted our cash flows from investing activities for purchases of fleet card receivables, and our cash flows from financing activities for the changes in deposits and borrowed federal funds.

Our bank subsidiary, FSC, utilizes certificates of deposit to finance our accounts receivable. FSC issued certificates of deposit in various maturities ranging between three months and two years and with fixed interest rates ranging from 0.35 percent to 4.00 percent as of December 31, 2009, as compared to fixed interest rates ranging from 2.85 percent to 5.45 percent as of December 31, 2008 and 4.50 percent to 5.45 percent as of December 31, 2007. As of December 31, 2009, we had approximately

$415.0 million of certificates of deposit outstanding at a weighted average rate of 1.25 percent, compared to $532.0 million of certificates of deposit at a weighted average rate of 3.85 percent as of December 31, 2008, and approximately $599.0 million of certificates of deposit outstanding at a weighted average rate of 5.16 percent as of December 31, 2007.

FSC may issue certificates of deposit without limitation on the balance outstanding. However, FSC must maintain minimum financial ratios, which include risk-based asset and capital requirements, as prescribed by the FDIC. As of December 31, 2009, certificates of deposit were in denominations of $250,000 or less, corresponding to the increase in the FDIC insurance limits to $250,000 as authorized by the Emergency Economic Stabilization Act of 2008. The certificates of deposit are only payable prior to maturity in the case of death or legally declared mental incompetence. We believe that our certificates of deposit are paying competitive yields and that there continues to be consumer demand for these instruments.

Non-interest bearing deposits are required for certain customers as collateral for their credit accounts. We had $8.3 million of these deposits on hand at December 31, 2009, $8.1 million at December 31, 2008, and $5.3 million at December 31, 2007.

FSC also borrows from lines of credit on a federal funds rate basis to supplement the financing of our accounts receivable. Our outstanding federal funds lines of credit were $155 million during 2009 and 2008 and $160 million during 2007. We have approximately $71.7 million in lines of credit on a federal funds rate basis as of December 31, 2009.

***Liquidity***

Our short-term cash requirements consist primarily of payments to major oil companies for purchases made by our fleet customers, payments on maturing certificates of deposit, interest payments on our credit facility, cash payments for derivative instruments and other operating expenses. FSC is responsible for substantially all payments to major oil companies and payments on maturing certificates of deposit. FSC can fund our short-term cash requirements through the issuance of certificates of deposit and borrowed federal funds. Any remaining cash needs are primarily funded through operations. Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be "undercapitalized," as defined under the Federal Deposit Insurance Act and applicable regulations.

Our credit facility provides a $450 million revolving line-of-credit. Borrowings on the revolving line-of-credit bear interest equal to (a) the British Bankers Association LIBOR plus a margin of 0.45 percent to 1.125 percent based on our consolidated leverage ratio or (b) the higher of the Federal Funds Rate plus 0.50 percent or the prime rate announced by Bank of America, N.A., plus a margin of up to 0.125 percent based on our consolidated leverage ratio. The revolving line-of-credit facility expires in May 2012, when the outstanding balance will be due. Our revolving credit facility had an available balance of approximately $320 million at December 31, 2009.

Our credit agreement contains various financial covenants requiring us to maintain certain financial ratios. Specifically, our credit agreement limits us to a maximum consolidated leverage ratio of 3.00 to 1.00 at the end of each fiscal quarter until the maturity date. The credit agreement also requires us to maintain a minimum consolidated interest coverage ratio of 3.00 to 1.00 at the end of each fiscal quarter until the maturity date.

In addition to the financial covenants, the credit agreement contains various customary restrictive covenants that limit our ability to pay dividends, sell or transfer all or substantially all of our property or assets, incur more indebtedness or make guarantees, grant or incur liens on our assets, make investments, loans, advances or acquisitions, engage in mergers, consolidations, liquidations or dissolutions, enter into sales or leasebacks and change our accounting policies or reporting practices. FSC is not subject to certain of these restrictions. We were in compliance with all material covenants and restrictions at December 31, 2009, and expect to continue to be.

Our fuel price derivatives are currently in a gain position due to the decline in oil prices during the fourth quarter of 2008. Even with the increases during 2009, the current fuel price is still below the floor prices set in the previous year. As a result, we have an asset related to these derivatives of approximately $6.2 million.

We have entered into an interest rate swap arrangement that effectively converts $50 million of variable rate borrowing to fixed rate borrowing at a rate of approximately 1.35 percent. This arrangement will expire in July of 2011.

Our long-term cash requirements consist primarily of amounts due to Wyndham as part of our tax receivable agreement. As a consequence of our separation from Avis, we increased the tax bases of our tangible and intangible assets to their fair market value (the "Tax Basis Increase"). This Tax Basis Increase allows us to reduce the amount of future tax payments to the extent that we generate sufficient taxable income. We were contractually obligated, pursuant to our tax receivable agreement with Avis, to remit to Avis 85 percent of any such cash savings, subject to repayment if it is determined that these savings should not have been available to us. We expect to fund these payments with the cash savings realized as a result of the Tax Basis Increase. Therefore, our current and expected operating cash flows attributable to the Tax Basis Increase are not expected to have a significant impact on us.

Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006, by and among Avis, Realogy, Wyndham and Travelport Inc., Realogy acquired from Cendant the right to receive 62.5 percent of the payments by us to Cendant and Wyndham acquired from Cendant the right to receive 37.5 percent of the payments by us to Cendant under the 2005 Tax Receivable Agreement.

On June 26, 2009, we entered into a Tax Receivable Prepayment Agreement with Realogy, pursuant to which we paid Realogy $51 million, less our bank fees and legal expenses, as prepayment in full to settle the remaining obligations to Realogy under the 2005 Tax Receivable Agreement. These obligations were previously valued at $187.5 million and this transaction resulted in a gain of $136.5 million. In connection with the Tax Receivable Prepayment Agreement with Realogy, we entered into a Ratification Agreement on June 26, 2009, (the "Ratification Agreement") with Avis, Realogy and Wyndham which amended the 2005 Tax Receivable Agreement to require the Company to pay 31.875 percent of the future tax savings related to the Tax Basis Increase to Wyndham.

As a result of the Tax Receivable Prepayment Agreement, we will be entitled to receive, without obligation to a third party, a greater proportion of the future estimated tax benefit of the Tax Basis Increase. This will be reflected over time in increases in operating cash.

We currently have authorization from our Board to purchase up to $150 million of our common stock up to July 25, 2010. Through December 31, 2009, we have used $83.0 million of the authorized amount to acquire shares of our common stock. The program will be funded either through our future cash flows or through borrowings on our credit facility. Share repurchases will be made on the open market and may be commenced or suspended at any time. The Company's management, based on its evaluation of market and economic conditions and other factors, will determine the timing and number of shares repurchased.

Management believes that we can adequately fund our cash needs during the next 12 months.

***Off-balance Sheet Arrangements***

We have the following off-balance sheet arrangements as of December 31, 2009:

- *Operating leases.* We lease office space, office equipment and computer equipment under long-term operating leases, which are recorded in occupancy and equipment or technology leasing and support.

- *Extension of credit to customers.* We have entered into commitments to extend credit in the ordinary course of business. We had approximately $2.8 billion of commitments to extend credit at December 31, 2009, as part of established lending product agreements. These amounts may increase or decrease during 2010 as we extend or contract credit to customers, subject to our appropriate credit reviews, as part of our lending product agreements. Many of these commitments are not expected to be utilized; therefore, we do not believe total unused credit available to customers and customers of strategic relationships represents future cash requirements. We can increase or decrease our customers' credit lines at our discretion at any time. We believe that we can adequately fund actual cash requirements related to these credit commitments through the issuance of certificates of deposit and borrowed federal funds.

- *Letters of credit.* We are required to post collateral to secure our fuel price sensitive derivative instruments based on any unrealized loss, less any unsecured credit granted by our counter party. At December 31, 2009, we had no unsecured credit nor had we posted a letter of credit for collateral as these instruments were in an unrealized gain position. We have posted a $2.1 million letter of credit as collateral under the terms of our lease agreement for our corporate offices.

### *Contractual Obligations*

The table below summarizes the estimated dollar amounts of payments under contractual obligations as of December 31, 2009, for the periods specified:

| (in thousands) | 2010 | 2011 | 2012 | 2013 | 2014 and Thereafter | Total |
|---|---|---|---|---|---|---|
| Operating leases: | | | | | | |
| Facilities | $ 2,135 | $ 1,941 | $ 1,751 | $ 1,751 | $ 7,909 | $ 15,487 |
| Equipment, including vehicles | 1,959 | 1,390 | 943 | 54 | 3 | 4,349 |
| Preferred stock [a] | 183 | 183 | 183 | 183 | 10,275 | 11,007 |
| Revolving line-of-credit [b] | — | — | 128,000 | — | — | 128,000 |
| Tax receivable agreement | 7,943 | 8,130 | 8,483 | 8,883 | 74,314 | 107,753 |
| Deposits | 308,266 | 106,730 | — | — | — | 414,996 |
| Borrowed federal funds | 71,723 | — | — | — | — | 71,723 |
| Interest rate swap arrangements [c] | 538 | 314 | — | — | — | 852 |
| Purchase obligations: | | | | | | |
| Technology services | 2,132 | 1,075 | — | — | — | 3,207 |
| Total | $ 394,879 | $ 119,763 | $ 139,360 | $ 10,871 | $ 92,501 | $ 757,374 |

(a) Assumes December 31, 2009, rate of 1.79% and redemption on February 22, 2015. See Item 8 – Note 13, Preferred Stock.

(b) Our revolving line-of-credit is set to expire in May of 2012. Amounts in table exclude interest payments. See Item 8 – Note 11, Financing Debt.

(c) Payments on interest rate swap arrangements have been estimated using the December 31, 2009 LIBOR rates. Any change to this rate will impact future payments.

## Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. Our consolidated financial statements are based on the selection and application of critical accounting policies and estimates, the most significant of which are included in the tables below.

### Reserve for Credit Losses

| Description | Assumptions/Approach Used | Effect if Actual Results Differ from Assumptions |
|---|---|---|
| The reserve for losses relating to accounts receivable represents management's estimate of the losses inherent in the Company's outstanding portfolio of receivables. The reserve for credit losses reduces the Company's accounts receivable balances as reported in its financial statements to their net realizable value. | Reserves for these losses are primarily based on a model that analyzes specific portfolio statistics, including average charge-off rates for various stages of receivable aging (i.e. current, 30 days, 60 days, 90 days) over historical periods and average bankruptcy and recovery rates. Receivables are generally written off when they are 150 days past due or declaration of bankruptcy by the customer.<br><br>Also, the reserve reflects management's judgment regarding overall reserve adequacy. Management considers whether to adjust the reserve that is calculated by the analytic model based on other factors, such as the actual charge-offs for the preceding reporting periods, expected charge-offs and recoveries for the subsequent reporting periods, a review of accounts receivable balances which become past due, changes in customer payment patterns, known fraudulent activity in the portfolio, as well as leading economic and market indicators. | To the extent historical credit experience is not indicative of future performance, actual loss experience could differ significantly from management's judgments and expectations, resulting in either higher or lower future provisions for credit losses, as applicable.<br><br>As of December 31, 2009, we have estimated a reserve for credit losses which is 1.3 percent of the total gross accounts receivable balance. An increase to this reserve by 0.5 percent to approximately1.8 percent would increase the provision for credit losses for the year by $4.2 million. Conversely, a decrease to this reserve by 0.5 percent to approximately 0.8 percent would decrease the provision for credit losses for the year by $4.2 million. |

## Deferred Tax Asset Valuation

| Description | Assumptions/Approach Used | Effect if Actual Results Differ from Assumptions |
|---|---|---|
| The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future realization of the tax benefit of existing deductible temporary differences is contingent upon our ability to generate sufficient future taxable income within the carry back and carry forward periods available under tax law. We have established a valuation allowance of $220 thousand against certain of our state net operating losses. A valuation allowance has been established for those state net operating losses that the Company believes it is more likely than not that they will not be utilized within the carry forward period. No other valuation allowances have been established at this time as management believes that it is more likely than not that the Company will realize the benefits of the other deferred tax assets. | The Company regularly reviews its deferred tax assets for recoverability. Management's determination of whether an allowance is required is based on historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. | If the Company is unable to generate sufficient future taxable income, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, the Company may be required to establish additional valuation allowances against its deferred tax assets.<br><br>At December 31, 2009, the Company had approximately $293 million of gross deferred tax assets. These deferred tax assets consisted primarily of temporary differences related to tax deductible goodwill. The Company also had gross deferred tax liabilities of approximately $109 million primarily consisting of temporary non-tax deductible goodwill with an indefinite reversal period.<br><br>A determination that no deferred tax assets would be realized at December 31, 2009, would require the establishment of additional valuation allowances determined without regard to existing deferred tax liabilities with indefinite reversal periods. This would increase the provision for income taxes by approximately $284 million. However, under the terms of the tax receivable agreement with Wyndham, to the extent that the Company was unable to utilize the tax benefits created as a consequence of the Company's separation from Avis, as modified by the June 26, 2009 Ratification Agreement, the Company would realize a gain of approximately $91 million. Therefore, a valuation allowance against 100% of our deferred tax assets coupled with a like judgment concerning the likelihood of the payment of amounts owing to Wyndham, would decrease net income by approximately $193 million. |

## Acquired Intangible Assets and Goodwill

| Description | Assumptions/Approach Used | Effect if Actual Results Differ from Assumptions |
|---|---|---|
| Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for impairment annually, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value. Our other acquired intangibles include assets that amortize; primarily software and customer relationships, and those that do not amortize; specifically trademarks and trade names. The annual review is performed as of October 1 of each year. Acquired intangible assets result from the allocation of the cost of an acquisition. Certain intangibles are not amortized; others are amortized to expense over time. | For the reporting units that carry goodwill balances, our impairment test consists of a comparison of each reporting unit's carrying value to its estimated fair value. A reporting unit, for the purpose of the impairment test, is one level below the operating segment level. We have two reporting segments that are further broken into several reporting units for the impairment review. The estimated fair value of a reporting unit is primarily based on discounted estimated future cash flows. We generally validate the model by applying a market valuation approach – specifically considering other factors such as the fair value of comparable companies to our reporting units, and a reconciliation of the fair value of all our reporting units to our overall market capitalization. The assumptions used to estimate the discounted cash flows are based on our best estimates about payment processing fees/interchange rates, sales volumes, costs (including fuel prices), future growth rates, capital expenditures and market conditions over an estimate of the remaining operating period at the reporting unit level. The discount rate is based on the weighted average cost of capital that is determined by evaluating the risk free rate of return, cost of debt, and expected equity premiums. | We review the carrying values of the amortizing assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. Such circumstances would include, but are not limited to, a significant decrease in the perceived market price of the intangible, a significant adverse change in the way the asset is being used, or a history of operating or cash flow losses associated with the use of the intangible.<br><br>Our goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically from downturns in customer demand or other economic factors. Individual reporting units may be relatively more impacted than the Company as a whole. Specifically, during times of economic slowdown, our customers may reduce their expenditures. As a result, demand for the services of one or more of the reporting units could decline which could adversely affect our operations, cash flow, and liquidity and could result in an impairment of goodwill or intangible assets.<br><br>As of December 31, 2009, the Company had an aggregate of approximately $350 million on its balance sheet related to goodwill and intangible assets of acquired entities. Within this total, approximately $4 million of non-goodwill assets were classified as indefinite-lived, comprised principally of trademarks and trade names. While we currently believe that the fair value of all of our intangibles exceeds carrying value and that those intangibles so classified will contribute indefinitely to the cash flows of the Company, materially different assumptions regarding future performance of our reporting units or the weighted-average cost of capital used in the valuations could result in significant impairment losses and/or amortization expense. |

**Valuation of Derivatives**

| Description | Assumptions/Approach Used | Effect if Actual Results Differ from Assumptions |
|---|---|---|
| The Company has entered into several financial arrangements that are considered to be derivative transactions. Where the Company has entered into interest rate swaps, the derivatives have been designated as cash flow hedges. Accordingly, the interest rate swaps are recorded at their fair value on the consolidated balance sheet. The changes in fair value of the interest rate swaps are recorded as a component of other comprehensive income rather than in earnings. Where the Company has entered into fuel price derivatives, no hedging relationship has been designated. Accordingly, when the derivatives are marked to their market value, the related gains or losses are recognized currently in earnings. | None of the derivatives that exist have readily determinable fair market values. Management determines fair value through alternative valuation approaches, primarily modeling that considers over-the-counter market quotations, time value and volatility factors and counterparty credit risk. On a periodic basis, management reviews the statements provided by the counterparty to ensure the fair market values are reasonable when compared to the market value of the underlying commodity. | As of December 31, 2009, the Company had established that the net fair value of the derivatives was an asset of approximately $6 million. Changes in fuel prices, interest rates and other variables have a significant impact on the value of the derivatives.<br><br>Should either (i) the variables underlying pricing methodologies; (ii) the creditworthiness of the counterparty or (iii) the methodologies themselves substantially change, our results of operations could significantly change. |

***Changes to Accounting Policies***

None.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has entered into market risk sensitive instruments for purposes other than trading. The discussion below highlights quantitative and qualitative matters related to these instruments.

### Interest Rate Risk

At December 31, 2009, we had borrowings of $128.0 million on our credit facility that bore interest at a floating rate equal to the one-month LIBOR plus 57.5 basis points. During 2009 we entered into an interest rate swap contract that ends in July 2012 that fixed the interest rate on $50 million of the variable rate revolving credit facility.

The following table presents the impact of changes in LIBOR on projected financing interest expense for 2010 on the unhedged portion of the principal outstanding under the credit facility (see the discussion of our interest rate swaps in Item 7 in the "Liquidity, Capital Resources and Cash Flows" section):

| (in thousands) | | Impact[a] |
|---|---|---|
| Projected financing interest expense on variable rate portion of debt (one-month LIBOR equal to 0.29338 %) | $ | 205 |
| Increases to LIBOR of: | | |
| 2.00% | $ | 1,400 |
| 5.00% | $ | 3,500 |
| 10.00% | $ | 7,000 |

(a) Changes to financing interest expense presented in this table are based on interest payments on the revolving credit facility that bear interest based on one-month LIBOR, based on outstanding balance and rate at December 31, 2009.

**Commodity Price Risk**

As discussed in the "Fuel Price Derivatives" section of Item 1, we use derivative instruments to manage the impact of volatility in fuel prices. We enter into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel, which settle on a monthly basis through the second quarter of 2011. The Options are intended to lock in a range of prices during any given quarter on a portion of our forecasted earnings subject to fuel price variations. Our fuel price risk management program is designed to purchase derivative instruments to manage our fuel price-related earnings exposure.

The following table presents information about the Options:

| | | | December 31, | | | |
|---|---|---|---|---|---|---|
| | | | 2009 | | 2008 | |
| | Put Option Strike Price of Underlying (per gallon) [(a)] | Call Option Strike Price of Underlying (per gallon) [(a)] | Aggregate Notional (gallons) [(b)] | Fair Value | Aggregate Notional (gallons) | Fair Value |
| **Fuel price derivative instruments – unleaded fuel** | | | | | | |
| Options settling October 2010 – June 2011 | $ 2.013 | $ 2.073 | 5,836 | (578) | — | — |
| Options settling July 2010 – March 2011 | $ 1.953 | $ 2.013 | 6,209 | (754) | — | — |
| Options settling April 2010 – December 2010 | $ 1.906 | $ 1.966 | 4,642 | (776) | — | — |
| Options settling January 2010 – September 2010 | $ 2.860 | $ 2.920 | 5,219 | 3,349 | 5,219 | 7,000 |
| Options settling October 2009 – June 2010 | $ 2.430 | $ 2.490 | 5,302 | 1,418 | 7,860 | 7,938 |
| Options settling July 2009 – March 2010 | $ 2.443 | $ 2.503 | 2,573 | 852 | 7,688 | 8,463 |
| Options settling April 2009 – December 2009 | $ 2.040 | $ 2.100 | — | — | 7,822 | 5,687 |
| Options settling January 2009 – September 2009 | $ 1.970 | $ 2.030 | — | — | 7,674 | 5,512 |
| Options settling October 2008 – June 2009 | $ 1.850 | $ 1.910 | — | — | 4,831 | 3,097 |
| Options settling July 2008 – March 2009 | $ 1.733 | $ 1.793 | — | — | 2,581 | 1,637 |
| Total fuel price derivative instruments – unleaded fuel | | | 29,781 | 3,511 | 43,675 | 39,334 |
| **Fuel price derivative instruments – diesel** | | | | | | |
| Options settling October 2010 – June 2011 | $ 3.000 | $ 3.060 | 2,622 | (437) | — | — |
| Options settling July 2010 – March 2011 | $ 3.000 | $ 3.060 | 2,790 | (342) | — | — |
| Options settling April 2010 – December 2010 | $ 2.936 | $ 2.996 | 2,085 | (292) | — | — |
| Options settling January 2010 – September 2010 | $ 4.040 | $ 4.100 | 2,345 | 2,186 | 2,345 | 2,561 |
| Options settling October 2009 – June 2010 | $ 3.515 | $ 3.575 | 2,382 | 1,034 | 3,531 | 2,311 |
| Options settling July 2009 – March 2010 | $ 3.500 | $ 3.560 | 1,156 | 492 | 3,454 | 2,391 |
| Options settling April 2009 – December 2009 | $ 2.975 | $ 3.035 | — | — | 3,514 | 987 |
| Options settling January 2009 – September 2009 | $ 2.870 | $ 2.930 | — | — | 3,448 | 863 |
| Options settling October 2008 – June 2009 | $ 2.865 | $ 2.925 | — | — | 2,170 | 611 |
| Options settling July 2008 – March 2009 | $ 2.753 | $ 2.813 | — | — | 1,160 | 236 |
| Total fuel price derivative instruments – diesel | | | 13,380 | 2,641 | 19,622 | 9,960 |
| **Total fuel price derivative instruments** | | | 43,161 | 6,152 | 63,297 | 49,294 |

(a) The settlement of the Options is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.

(b) The Options settle on a monthly basis.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wright Express Corporation
South Portland, Maine

We have audited the accompanying consolidated balance sheets of Wright Express Corporation and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing at Item 9A. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 25, 2010

# WRIGHT EXPRESS CORPORATION
# CONSOLIDATED BALANCE SHEETS
**(in thousands, except per share data)**

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ **39,304** | $ 183,117 |
| Accounts receivable (less reserve for credit losses of $10,660 in 2009 and $18,435 in 2008) | **844,152** | 702,225 |
| Income taxes receivable | **—** | 7,903 |
| Available-for-sale securities | **10,596** | 12,533 |
| Fuel price derivatives, at fair value | **6,152** | 49,294 |
| Property, equipment and capitalized software, net | **44,991** | 44,864 |
| Deferred income taxes, net | **183,602** | 239,957 |
| Goodwill | **315,227** | 315,230 |
| Other intangible assets, net | **34,815** | 39,922 |
| Other assets | **20,823** | 16,810 |
| Total assets | $ **1,499,662** | $ 1,611,855 |
| **Liabilities and Stockholders' Equity** | | |
| Accounts payable | $ **283,149** | $ 249,067 |
| Accrued expenses | **30,861** | 34,931 |
| Income taxes payable | **1,758** | — |
| Deposits | **423,287** | 540,146 |
| Borrowed federal funds | **71,723** | — |
| Revolving line-of-credit facilities | **128,000** | 170,600 |
| Other liabilities | **1,815** | 3,083 |
| Amounts due under tax receivable agreement | **107,753** | 309,366 |
| Preferred stock; 10,000 shares authorized: | | |
| Series A non-voting convertible, redeemable preferred stock; 0.1 shares issued and outstanding | **10,000** | 10,000 |
| Total liabilities | **1,058,346** | 1,317,193 |
| Commitments and contingencies (Note 18) | | |
| **Stockholders' Equity** | | |
| Common stock $0.01 par value; 175,000 shares authorized, 41,167 in 2009 and 40,966 in 2008 shares issued; 38,196 in 2009 and 38,244 in 2008 shares outstanding | **412** | 410 |
| Additional paid-in capital | **112,063** | 100,359 |
| Retained earnings | **412,138** | 272,479 |
| Other comprehensive (loss) income, net of tax: | | |
| Net unrealized gain (loss) on available-for-sale securities | **23** | (53) |
| Net unrealized loss on interest rate swaps | **(176)** | (1,736) |
| Net foreign currency translation adjustment | **(134)** | (55) |
| Accumulated other comprehensive loss | **(287)** | (1,844) |
| Less treasury stock at cost, 2,971 shares in 2009 and 2,722 shares in 2008 | **(83,010)** | (76,742) |
| Total stockholders' equity | **441,316** | 294,662 |
| Total liabilities and stockholders' equity | $ **1,499,662** | $ 1,611,855 |

*See notes to consolidated financial statements.*

# WRIGHT EXPRESS CORPORATION
# CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Service Revenues** | | | |
| Payment processing revenue | **$ 215,620** | $ 297,441 | $ 257,493 |
| Transaction processing revenue | **17,532** | 19,339 | 14,452 |
| Account servicing revenue | **37,001** | 30,631 | 26,767 |
| Finance fees | **32,816** | 31,043 | 26,885 |
| Other | **12,011** | 11,549 | 10,253 |
| Total service revenues | **314,980** | 390,003 | 335,850 |
| **Product Revenues** | | | |
| Hardware and equipment sales | **3,244** | 3,579 | 278 |
| Total revenues | **318,224** | 393,582 | 336,128 |
| **Expenses** | | | |
| Salary and other personnel | **75,123** | 66,969 | 65,014 |
| Service fees | **27,666** | 20,361 | 14,987 |
| Provision for credit losses | **17,715** | 45,021 | 20,569 |
| Technology leasing and support | **9,327** | 8,510 | 8,738 |
| Occupancy and equipment | **8,718** | 9,159 | 6,091 |
| Advertising | **4,974** | 5,283 | 4,711 |
| Marketing | **2,737** | 3,215 | 1,879 |
| Postage and shipping | **3,105** | 3,248 | 3,433 |
| Communications | **2,703** | 2,527 | 2,163 |
| Depreciation and amortization | **21,930** | 20,123 | 15,018 |
| Operating interest expense | **13,274** | 34,993 | 34,086 |
| Cost of hardware and equipment sold | **2,803** | 3,155 | 224 |
| Other | **9,999** | 9,586 | 7,123 |
| Total operating expenses | **200,074** | 232,150 | 184,036 |
| Operating income | **118,150** | 161,432 | 152,092 |
| Financing interest expense | **(6,210)** | (11,859) | (12,677) |
| Loss on foreign currency transactions | **(40)** | — | — |
| Loss on extinguishment of debt | **—** | — | (1,572) |
| Gain on settlement of portion of amounts due under tax receivable agreement | **136,485** | — | — |
| Net realized and unrealized gains (losses) on fuel price derivatives | **(22,542)** | 55,206 | (53,610) |
| (Increase) decrease in amount due under tax receivable agreement | **(599)** | (9,014) | 78,904 |
| Income before income taxes | **225,244** | 195,765 | 163,137 |
| Income taxes | **85,585** | 68,125 | 111,560 |
| Net income | **$ 139,659** | $ 127,640 | $ 51,577 |
| Earnings per share: | | | |
| Basic | **$ 3.65** | $ 3.28 | $ 1.29 |
| Diluted | **$ 3.55** | $ 3.22 | $ 1.27 |
| Weighted average common shares outstanding: | | | |
| Basic | **38,303** | 38,885 | 40,042 |
| Diluted | **39,364** | 39,787 | 40,751 |

*See notes to consolidated financial statements.*

# WRIGHT EXPRESS CORPORATION
# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Number of common shares issued** | | | |
| Balance, beginning of period | **40,966** | 40,798 | 40,430 |
| Stock issued to employees exercising stock options | **44** | 30 | 250 |
| Stock issued to employees for vesting of restricted stock units | **157** | 138 | 118 |
| Balance, end of period | **41,167** | 40,966 | 40,798 |
| **Common stock** | | | |
| Balance, beginning of period | **$ 410** | $ 408 | $ 404 |
| Stock issued to employees exercising stock options | **—** | — | 3 |
| Stock issued to employees for vesting of restricted stock units | **2** | 2 | 1 |
| Balance, end of period | **412** | 410 | 408 |
| **Additional paid-in capital** | | | |
| Balance, beginning of period | **100,359** | 98,174 | 89,325 |
| Net adjustment resulting from tax impact of the initial public offering | **7,358** | (1,379) | — |
| Stock issued to employees exercising stock options | **585** | 415 | 3,456 |
| Tax benefit from employees' stock option and restricted stock plans | **(516)** | 113 | 3,023 |
| Stock-based compensation | **4,277** | 3,036 | 2,370 |
| Balance, end of period | **112,063** | 100,359 | 98,174 |
| **Retained earnings** | | | |
| Balance, beginning of period | **272,479** | 144,839 | 93,262 |
| Net income | **139,659** | 127,640 | 51,577 |
| Balance, end of period | **412,138** | 272,479 | 144,839 |
| **Accumulated other comprehensive (loss) income** | | | |
| Balance, beginning of period | **(1,844)** | (1,451) | 136 |
| Changes in available-for-sale securities, net of tax effect of, $42 in 2009, $(3) in 2008 and $27 in 2007 | **76** | (4) | 49 |
| Changes in interest rate swaps, net of tax effect of $904 in 2009, $(208) in 2008 and $(960) in 2007 | **1,560** | (319) | (1,651) |
| Foreign currency translation | **(79)** | (70) | 15 |
| Net other comprehensive (loss) income adjustments | **1,557** | (393) | (1,587) |
| Balance, end of period | **(287)** | (1,844) | (1,451) |
| **Treasury stock** | | | |
| Balance, beginning of period | **(76,742)** | (37,711) | — |
| Purchase of shares of treasury stock; 249 shares in 2009, 1,549 shares in 2008 and 1,173 shares in 2007 | **(6,268)** | (39,031) | (37,711) |
| Balance, end of period | **(83,010)** | (76,742) | (37,711) |
| **Total stockholders' equity** | **$ 441,316** | $ 294,662 | $ 204,259 |
| **Comprehensive income** | | | |
| Net income | **$ 139,659** | $ 127,640 | $ 51,577 |
| Net other comprehensive (loss) income adjustments | **1,557** | (393) | (1,587) |
| **Total comprehensive income** | **$ 141,216** | $ 127,247 | $ 49,990 |

*See notes to consolidated financial statements.*

# WRIGHT EXPRESS CORPORATION
# CONSOLIDATED STATEMENTS OF CASH FLOWS
**(in thousands)**

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| **Cash flows from operating activities** | | | |
| Net income | $ **139,659** | $ 127,640 | $ 51,577 |
| Adjustments to reconcile net income to net cash provided by (used for) operating activities: | | | |
| Net unrealized loss (gain) on derivative instruments | **43,142** | (90,892) | 37,074 |
| Stock-based compensation | **5,736** | 5,216 | 4,508 |
| Depreciation and amortization | **22,559** | 20,588 | 15,719 |
| Loss on extinguishment of debt | **—** | — | 1,572 |
| Gain on settlement of portion of amounts due under tax receivable agreement | **(136,485)** | — | — |
| Loss on sale of investment | **15** | — | — |
| Deferred taxes | **59,558** | 41,967 | 95,117 |
| Provision for credit losses | **17,715** | 45,021 | 20,569 |
| Loss on disposal and impairment of property and equipment | **44** | 108 | — |
| Loss on impairment of internal-use software under development | **814** | 1,538 | — |
| Changes in operating assets and liabilities, net of effects of acquisitions: | | | |
| Accounts receivable | **(159,623)** | 362,444 | (286,236) |
| Other assets | **(4,641)** | (328) | (2,163) |
| Accounts payable | **34,053** | (156,463) | 66,048 |
| Accrued expenses | **(1,651)** | (1,105) | 6,756 |
| Income taxes | **12,348** | (4,934) | (4,147) |
| Other liabilities | **(1,282)** | (1,475) | 364 |
| Amounts due under tax receivable agreement | **(65,128)** | (10,146) | (98,847) |
| Net cash provided by (used for) operating activities | **(33,167)** | 339,179 | (92,089) |
| **Cash flows from investing activities** | | | |
| Purchases of property and equipment | **(17,848)** | (16,111) | (16,624) |
| Sale of available-for-sale securities | **7** | — | — |
| Purchases of available-for-sale securities | **(160)** | (4,301) | (2,518) |
| Maturities of available-for-sale securities | **2,194** | 1,255 | 1,123 |
| Purchases of fleet card receivables | **—** | — | (1,922) |
| Purchase of trade name | **—** | (44) | — |
| Acquisitions, net of cash acquired | **—** | (41,613) | (40,806) |
| Net cash used for investing activities | **(15,807)** | (60,814) | (60,747) |
| **Cash flows from financing activities** | | | |
| Excess tax benefits from equity instrument share-based payment arrangements | **—** | 113 | 3,023 |
| Repurchase of share-based awards to satisfy tax withholdings | **(1,464)** | (2,225) | (2,188) |
| Proceeds from stock option exercises | **585** | 415 | 3,459 |
| Net (decrease) increase in deposits | **(116,859)** | (58,943) | 204,390 |
| Net increase (decrease) in borrowed federal funds | **71,723** | (8,175) | (57,221) |
| Net (repayments) borrowings on 2007 revolving line-of-credit facility | **(42,600)** | (28,800) | 199,400 |
| Loan origination fees paid for 2007 revolving line-of-credit facility | **—** | (1,556) | (998) |
| Net repayments on 2005 revolving line-of-credit facility | **—** | — | (20,000) |
| Repayments on term loan | **—** | — | (131,000) |
| Repayments of acquired debt | **—** | — | (374) |
| Purchase of shares of treasury stock | **(6,268)** | (39,031) | (37,711) |
| Net cash (used for) provided by financing activities | **(94,883)** | (138,202) | 160,780 |
| Effect of exchange rates on cash and cash equivalents | **44** | (65) | 15 |
| Net change in cash and cash equivalents | **(143,813)** | 140,098 | 7,959 |
| Cash and cash equivalents, beginning of period | **183,117** | 43,019 | 35,060 |
| Cash and cash equivalents, end of period | $ **39,304** | $ 183,117 | $ 43,019 |

*See notes to consolidated financial statements.*

### 1. Summary of Significant Accounting Policies

***Business Description***

Wright Express Corporation is a leading provider of payment processing and information management products and services to the United States commercial and government vehicle fleet industry. The Company provides products and services in the United States, Canada, New Zealand, Australia and Europe. Together with the Company's affiliates, Wright Express markets its products and services directly, as well as through more than 150 strategic relationships which include major oil companies, fuel retailers and vehicle maintenance providers. Wright Express also offers a MasterCard-branded corporate card.

***Basis of Presentation***

The accompanying consolidated financial statements of Wright Express for the years ended December 31, 2009, 2008 and 2007, include the accounts of Wright Express and its majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

For the years ended December 31, 2009 and 2008, hardware and equipment sales, marketing expense and cost of hardware and equipment sold exceeded the Company's threshold for individual disclosure and were shown separately on the consolidated statements of income. In prior periods, hardware and equipment sales had been included in other revenues, and marketing expense and cost of hardware and equipment sold had been included in other expenses. Prior period statements have been conformed to the 2009 presentation.

***Use of Estimates and Assumptions***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and those differences may be material.

***Cash and Cash Equivalents***

Highly liquid investments with remaining maturities at the time of purchase of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value. Cash equivalents include federal funds sold, which are unsecured short-term investments entered into with financial institutions.

***Accounts Receivable and Reserve for Credit Losses***

Accounts receivable balances are stated at net realizable value. The balance includes a reserve for credit losses which reflects management's estimate of uncollectible balances resulting from credit and fraud losses. The reserve for credit losses is established based on the determination of the amount of probable credit losses inherent in the accounts receivable as of the reporting date. Management reviews delinquency reports, historical collection rates, economic trends, and other information in order to make the necessary judgments as to probable credit losses. Management also uses historical charge off experience to determine the amount of losses inherent in accounts receivable at the reporting date. Assumptions regarding probable credit losses are reviewed periodically and may be impacted by actual performance of accounts receivable and changes in any of the factors discussed above.

***Available-for-sale Securities***

The Company records certain of its investments as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported on the consolidated balance sheet in accumulated other comprehensive income. Realized gains and losses and declines in fair value judged to be other-than-temporary on available-for-sale securities are included in non operating revenues and expenses. The cost basis of securities is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other revenues.

(in thousands, except per share data)

***Derivatives***

The Company uses derivative instruments as part of its overall strategy to manage its exposure to fluctuations in fuel prices and to reduce the impact of interest rate volatility. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value on the consolidated balance sheet.

The Company's fuel price derivative instruments do not qualify for hedge accounting treatment. Gains or losses related to fuel price derivative instruments, both realized and unrealized, are recognized currently in earnings. These instruments are presented on the consolidated balance sheet as fuel price derivatives, at fair value.

The Company's interest rate derivatives are designated as cash flow hedges and, accordingly, the change in fair value associated with the effective portion of these derivative instruments that qualify for hedge accounting treatment is recorded as a component of other comprehensive income and the ineffective portion, if any, is reported currently in earnings. Amounts included in other comprehensive income are reclassified into earnings in the same period during which the hedged item affects earnings. These instruments are presented as either other assets or accrued expenses on the consolidated balance sheet.

The Company assesses the hedge effectiveness of the interest rate swaps in accordance with the requirements outlined in the accounting standards. For these hedges, management documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. For those hedging relationships in which the critical terms of the entire debt instrument and the derivative are identical, and the creditworthiness of the counterparty to the hedging instrument remains sound, there is no hedge ineffectiveness so long as those conditions continue to be met.

***Property and Equipment***

Property and equipment are stated at cost less accumulated depreciation. Replacements, renewals and improvements are capitalized and costs for repair and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives shown below. Leasehold improvements are depreciated using the straight-line method over the lesser of the useful life of the asset or remaining lease term.

| | Estimated Useful Lives |
|---|---|
| Furniture, fixtures and equipment | 5 to 7 years |
| Computer software | 18 months to 7 years |
| Leasehold improvements | 5 to 15 years |

***Capitalized Software***

The Company develops software that is used in providing processing and information management services to customers. A significant portion of the Company's capital expenditures are for the development of internal-use computer software. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that the software can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the software is ready for its intended use. Software development costs are amortized using the straight-line method over the estimated useful life of the software. Capitalized costs include interest costs incurred while developing internal-use computer software. Amounts capitalized for software were $14,030 in 2009, $14,962 in 2008 and $16,737 in 2007. Amortization for software totaled $15,698 in 2009, $13,650 in 2008 and $11,452 in 2007.

(in thousands, except per share data)

***Goodwill and Other Intangible Assets***

The Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include an economic downturn or a change in the assessment of future operations. The Company records an impairment charge when the carrying value of the definite-lived intangible asset is not recoverable from the undiscounted cash flows generated from the use of the asset.

Intangible assets with indefinite lives and goodwill are not amortized. The Company tests these intangible assets and goodwill for impairment at least annually or more frequently if events or circumstances indicate that such intangible assets or goodwill might be impaired. All goodwill and intangible assets are assigned to reporting units, which are one level below the Company's operating segments. Goodwill and intangible assets are assigned to the reporting unit which benefits from the synergies arising from each business combination. The Company performs its impairment tests at its reporting unit level. Such impairment tests include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. The Company uses a variety of methodologies to estimate fair value, including discounted cash flow analyses. Certain assumptions are used in determining the fair value, including assumptions about future cash flows and terminal values. When appropriate, the Company considers the assumptions that it believes hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on the Company's cost of capital or reporting unit-specific economic factors. When the fair value is less than the carrying value of the intangible assets or the reporting unit, the Company records an impairment charge to reduce the carrying value of the assets to fair value. Impairment charges are recorded in depreciation and amortization expense on the consolidated statement of income. The Company's annual goodwill and intangible assets impairment test, performed as of October 1, did not identify any impairment in any of the years presented.

The Company determines the useful lives of our identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors management considers when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives, which is the period of time that the asset is expected to contribute directly or indirectly to future cash flows. An evaluation of the remaining useful lives of the definite-lived intangible assets is performed periodically to determine if any change is warranted.

All business combinations occurred prior to January 1, 2009. Accordingly, the accounting guidance utilized was relevant for those prior periods. This guidance required that acquisition costs be capitalized rather than expensed. All other differences between the two standards were not material.

***Impairment of Long-lived Assets***

Long-lived assets are tested for impairment whenever events or changes in circumstances, such as a reduction in operating cash flow or a dramatic change in the manner the asset is intended to be used, indicate the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows associated with these assets or operations to their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required. The Company recognized $858 of impairment expense on its long-lived assets during the year ended December 31, 2009. Impairment expense of $1,646 was recognized during the year ended December 31, 2008, and no impairment expense was recognized during the year ended December 31, 2007. These amounts were recorded in occupancy and equipment in the consolidated statements of income.

***Other Assets***

The Company has an investment in the stock of the Federal Home Loan Bank totaling $1,562 for all years presented, which is carried at cost and not considered a readily marketable security. This investment is included in other assets on the consolidated balance sheet. As of December 31, 2009, the Company has concluded that the investment is not impaired.

***Fair Value of Financial Instruments***

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, deposits, borrowed federal funds and other liabilities approximate their respective fair values due to the short-term nature of such instruments. The carrying values of the revolving line-of-credit facilities and preferred stock approximate their respective fair values as the interest rates on these financial instruments are variable. The rates are tied to the London Interbank Offered Rate ("LIBOR") and adjust at least quarterly. All other financial instruments are reflected at fair value on the consolidated balance sheet.

***Revenue Recognition***

The majority of the Company's revenues are comprised of transaction-based fees, which typically are calculated based on measures such as percentage of (i) dollar volume processed; (ii) number of transactions processed; or (iii) some combination thereof. The Company has entered into agreements with major oil companies, fuel retailers and vehicle maintenance providers which provide products or products and services to the Company's customers. These agreements specify that a transaction is deemed to be captured when the Company has validated that the transaction has no errors and has accepted and posted the data to the Company's records. The Company recognizes revenues when persuasive evidence of an arrangement exists, the products and services have been provided to the client, the sales price is fixed or determinable and collectability is reasonably assured.

A description of the major components of revenue is as follows:

*Payment Processing Revenue.* Revenue consists of transaction fees assessed to major oil companies, fuel retailers and vehicle maintenance providers. The fee charged is generally based upon a percentage of the total transaction amount; however, it may also be based on a fixed amount charged per transaction or, on a combination of both measures. The fee is deducted from the Company's payment to the major oil company, fuel retailer or vehicle maintenance provider and recorded as revenue at the time the transaction is captured.

Interchange income is earned by the Company's MasterCard products and is included in payment processing revenue. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by MasterCard International Inc. and are based on cardholder purchase volumes. The Company recognizes interchange income as earned.

*Transaction Processing Revenue.* The Company earns transaction fees, which are principally based on the number of transactions processed; however, the fees may be a percentage of the total transaction amount. These fees are recognized at the time the transaction is captured.

*Account Servicing Revenue.* Revenue is primarily comprised of monthly fees based on fleet accounts on file, both active and inactive. These fees are primarily in return for providing monthly vehicle data reports. Account servicing revenue is recognized monthly, as the Company fulfills its contractual service obligations.

*Finance Fees.* The Company earns revenue by assessing monthly finance fees on accounts with overdue balances. These fees are recognized as revenue, net of a provision for uncollectible accounts, at the time the fees are assessed. The reserve for uncollectible finance fee income totaled $392 at December 31, 2009, $1,117 at December 31, 2008, and $987 at December 31, 2007. This reserve is in addition to the Company's reserve for credit losses.

*Other.* The Company assesses fees for providing ancillary services, such as information products and services, professional services and marketing services. Other revenues also include fees for overnight shipping, certain customized electronic reporting and customer contact services provided on behalf of certain of the Company's customers. The Company also assesses fees for holding receivables related to certain transaction processing transactions. Service-related revenues are recognized in the period that the work is performed.

Interest and dividends earned on investments in available-for-sale securities also are included in other revenues, as well as realized gains and losses on such investments. Investment-related income is recognized in the period that it is earned.

*Hardware and Equipment Sales.* The Company sells telematics devices as part of its *WEXSmart*™ telematics program. In addition, the Company sells assorted equipment to its Pacific Pride franchisees. The Company recognizes revenue from these sales when the customer has accepted delivery of the product and collectability of the sales amount is reasonably assured.

From time to time the Company provides rebates and/or incentives to certain customers and selected strategic relationships in order to induce them to use the Company's payment processing or transaction processing services. The revenues described above are net of rebates and incentives provided to customers. Rebates are recorded in the period in which they are earned. Incentives are recognized on a pro rata basis over the term of the contract and derecognized only when a determination is made that the targeted objective will not be achieved.

***Stock-Based Compensation***

The Company sponsors restricted stock award plans and stock option plans. The Company recognizes compensation expense related to employee stock awards over their vesting periods based upon the fair value of the award on the date of grant. In instances where vesting is dependent upon the realization of certain performance goals, compensation is estimated and amortized over the vesting period.

***Advertising Costs***

Advertising and marketing costs are expensed in the period the advertising occurs.

***Income Taxes***

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The realizability of deferred tax assets must also be assessed. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences became deductible. A valuation allowance must be established for deferred tax assets which are not believed to more likely than not be realized in the future. Deferred taxes are not provided for the undistributed earnings of the Company's foreign subsidiaries that are considered to be indefinitely reinvested outside of the United States.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50 percent likelihood of being sustained. The Company has not currently recognized a material liability for unrecognized tax benefits. The Company will recognize interest and penalties associated with uncertain tax positions as part of its income tax provision should such liabilities arise.

**(in thousands, except per share data)**

### *Earnings per Common Share*

When diluted earnings per common share is calculated, weighted-average outstanding shares are adjusted for the dilutive effect of shares issuable upon the assumed conversion of the Company's convertible, redeemable preferred stock and common stock equivalents, which consist of outstanding stock options and unvested restricted stock units. The dividends expensed on convertible, redeemable preferred stock are added back to net income when the related common stock equivalents are included in the computation of diluted earnings per common share. Holders of unvested restricted stock units are not entitled to participate in dividends, should they be declared.

Income available for common stockholders used to calculate earnings per share is as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Income available for common stockholders – Basic | **$ 139,659** | $ 127,640 | $ 51,577 |
| Convertible, redeemable preferred stock | **248** | 474 | — |
| Income available for common stockholders – Diluted | **$ 139,907** | $ 128,114 | $ 51,577 |

Weighted average common shares outstanding used to calculate earnings per share are as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Weighted average common shares outstanding – Basic | **38,303** | 38,885 | 40,042 |
| Unvested restricted stock units | **396** | 419 | 605 |
| Stock options | **221** | 39 | 104 |
| Convertible, redeemable preferred stock | **444** | 444 | — |
| Weighted average common shares outstanding – Diluted | **39,364** | 39,787 | 40,751 |
| The following were not included in *Weighted average common shares outstanding - Diluted* because they are anti-dilutive: Convertible, redeemable preferred stock | — | — | 444 |

### *Foreign Currency Translation*

The financial statements of the Company's foreign subsidiaries, whose functional currencies are other than the U.S. dollar, are translated to U.S. dollars as prescribed by the accounting literature. Assets and liabilities are translated at the year end spot exchange rate, revenue and expenses at average exchange rates and equity transactions at historical exchange rates. Exchange differences arising on translation are recorded as a component of accumulated other comprehensive income. Realized and unrealized gains and losses on foreign currency transactions are recorded directly to the statement of income.

### *Accumulated Other Comprehensive Income (Loss)*

Accumulated other comprehensive income (loss) includes unrealized losses on available-for-sale securities, the changes in fair values of derivative instruments designated as hedges of future cash flows related to interest rate variability and foreign currency translation adjustments pertaining to the net investment in foreign operations. Amounts are recognized net of tax to the extent applicable.

(in thousands, except per share data)

## 2. Supplemental Cash Flow Information

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Interest paid | **$ 28,230** | $ **47,120** | $ 43,947 |
| Income taxes paid | **$ 13,672** | $ **31,000** | $ 17,642 |

### *Significant Non-cash Transactions*

There were no significant non-cash transactions during 2008 and 2009.

During 2007, the Company entered into a software licensing agreement that has been capitalized. The agreement requires monthly payments over three years in return for the right to use certain software applications in perpetuity. The net present value of the monthly payments was $2,872 at the time the agreement was entered into.

## 3. Business Acquisitions

***Acquisition of TelaPoint, Inc.*** In August 2007, the Company acquired the stock of TelaPoint, Inc. ("TelaPoint") for approximately $40,000 cash. The Company purchased TelaPoint in order to take advantage of its browser-based supply chain software solutions for bulk petroleum distributors and retailers.

The following is a reconciliation of the cost of TelaPoint with the net assets acquired and the ultimate allocation to goodwill:

| | |
|---|---|
| Consideration paid (including acquisition costs and net of cash acquired) | **$ 40,806** |
| Less: | |
| Net liabilities assumed | **(649)** |
| Acquired software | **9,000** |
| Customer relationships | **10,000** |
| Trademarks | **600** |
| Recorded goodwill | **$ 21,855** |

***Acquisition of Pacific Pride Services, Inc.*** In February 2008, the Company acquired certain assets and assumed certain liabilities of Pacific Pride Services, Inc. and established Pacific Pride Services, LLC ("Pacific Pride") for approximately $32,000 cash. At the time of purchase, Pacific Pride's franchise network encompassed more than three-hundred forty independent fuel franchisees who issued their own Pacific Pride commercial fueling cards to fleet customers. These cards provide access to fuel at more than two thousand Pacific Pride and strategic partner locations in the United States and Canada.

(in thousands, except per share data)

The following is a reconciliation of the cost of the net assets acquired from Pacific Pride Services, Inc. and the ultimate allocation to goodwill:

| | | |
|---|---|---|
| Consideration paid (including acquisition costs and net of cash acquired) | $ | 31,540 |
| Less: | | |
| Accounts receivable | | 39,396 |
| Accounts payable | | (42,341) |
| Other tangible assets, net | | 148 |
| Acquired software | | 300 |
| Non-compete agreement | | 100 |
| Customer relationships | | 13,400 |
| Trademarks and trade names | | 1,400 |
| Recorded goodwill | $ | 19,137 |

***Acquisition of Financial Automation Limited.*** In August 2008, the Company acquired certain assets of Financial Automation Limited for approximately $9,250 cash and established Wright Express New Zealand ("Wright Express New Zealand") to operate the business of Financial Automation Limited.

Financial Automation Limited provides fuel card processing software solutions to oil companies in geographic markets outside the United States.

The following is a reconciliation of the cost of the assets acquired from Financial Automation Limited and the ultimate allocation to goodwill:

| | | |
|---|---|---|
| Consideration paid (including acquisition costs and net of cash acquired) | $ | 10,073 |
| Less: | | |
| Tangible assets, net | | 96 |
| Acquired software | | 7,000 |
| Customer relationship | | 1,500 |
| Trade name | | 100 |
| Recorded goodwill | $ | 1,377 |

The operations for each of these acquisitions are reported within the results of the Company's fleet segment from the acquisition date.

Significant goodwill amounts are present in both the TelaPoint and Pacific Pride acquisitions based on the Company's belief that the business models and practices followed by these entities were sufficiently distinct to warrant the payment of a purchase price premium.

No pro forma information has been included in these financial statements as the results of operations of TelaPoint, Pacific Pride and Financial Automation Limited for the periods that they were not part of the Company, are immaterial to the Company's revenues, net income or earnings per share.

(in thousands, except per share data)

## 4. Reserves for Credit Losses

The following table presents changes in reserves for credit losses related to accounts receivable:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Balance, beginning of period | **$ 18,435** | $ 9,466 | $ 9,749 |
| Provision for credit losses | **17,715** | 45,021 | 20,569 |
| Charge-offs | **(32,519)** | (42,625) | (25,282) |
| Recoveries of amounts previously charged-off | **7,329** | 6,573 | 4,430 |
| Balance, end of period | **$ 10,960** | $ 18,435 | $ 9,466 |

## 5. Investments

### *Available-for-sale Securities*

The Company's available-for-sale securities as of December 31 are presented below:

| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **2009** | | | | |
| **Mortgage-backed securities** | **$ 2,843** | **$ 61** | **$ 18** | **$ 2,886** |
| **Asset-backed securities** | **3,176** | **—** | **43** | **3,133** |
| **Municipal bonds** | **365** | **—** | **—** | **365** |
| **Equity securities** [(a)] | **4,176** | **36** | **—** | **4,212** |
| **Total available-for-sale securities** | **$ 10,560** | **$ 97** | **$ 61** | **$ 10,596** |
| **2008** | | | | |
| Mortgage-backed securities | $ 4,232 | $ 38 | $ 33 | $ 4,237 |
| Asset-backed securities | 3,956 | — | 82 | 3,874 |
| Municipal bonds | 390 | 2 | — | 392 |
| Equity securities [(a)] | 4,038 | 3 | 11 | 4,030 |
| Total available-for-sale securities | $ 12,616 | $ 43 | $ 126 | $ 12,533 |

[(a)] These securities exclude $1,593 in equity securities designated as trading as of December 31, 2009, and $1,401 as of December 31, 2008, included in other assets on the consolidated balance sheets. See Note 16 for additional information about the securities designated as trading.

The Company's management has determined that the gross unrealized losses on its investment securities at December 31, 2009, are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company's fixed income securities are rated investment grade or better.

The Company had maturities of $2,194 of available-for-sale securities for the year ended December 31, 2009, $1,255 of available-for-sale securities for the year ended December 31, 2008, and $1,123 of available-for-sale securities for the year ended December 31, 2007.

(in thousands, except per share data)

The maturity dates of the Company's available-for-sale securities are as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Cost | Fair Value | Cost | Fair Value |
| Due within 1 year | $ — | $ — | $ — | $ — |
| Due after 1 year through year 5 | — | — | — | — |
| Due after 5 years through year 10 | 2,150 | 2,130 | 2,878 | 2,834 |
| Due after 10 years | 1,391 | 1,368 | 1,468 | 1,432 |
| Mortgage backed securities with original maturities of 30 years | 2,843 | 2,886 | 4,232 | 4,237 |
| Equity securities with no maturity dates | 4,176 | 4,212 | 4,038 | 4,030 |
| Total | $ 10,560 | $ 10,596 | $ 12,616 | $ 12,533 |

## 6. Property, Equipment and Capitalized Software, Net

Property, equipment and capitalized software, net consist of the following:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Furniture, fixtures and equipment | $ 15,073 | $ 13,131 |
| Computer software | 98,764 | 81,666 |
| Software under development | 2,649 | 6,467 |
| Leasehold improvements | 1,460 | 1,414 |
| Total | 117,946 | 102,678 |
| Less accumulated depreciation and amortization | (72,955) | (57,814) |
| Total property, equipment and capitalized software, net | $ 44,991 | $ 44,864 |

The Company incurred $814 of impairment charges during 2009 and $1,538 during 2008 related to partially completed internal-use software. These charges have been included in occupancy and equipment expense on the consolidated statements of income.

## 7. Goodwill and Other Intangible Assets

The changes in goodwill during the period January 1 to December 31, 2009 were as follows:

| | Fleet Segment | MasterCard Segment | Total |
|---|---|---|---|
| Goodwill, beginning of period | $ 305,517 | $ 9,713 | $ 315,230 |
| Impact of foreign currency translation | (3) | — | (3) |
| Goodwill, end of period | $ 305,514 | $ 9,713 | $ 315,227 |

(in thousands, except per share data)

The changes in goodwill during the period January 1 to December 31, 2008 were as follows:

| | Fleet Segment | MasterCard Segment | Total |
|---|---|---|---|
| Goodwill, beginning of period | $ 284,652 | $ 9,713 | $ 294,365 |
| Adjustment to allocation of purchase price for TelaPoint acquisition | 351 | — | 351 |
| Acquisition of Pacific Pride | 19,137 | — | 19,137 |
| Acquisition of FAL | 1,377 | — | 1,377 |
| Goodwill, end of period | $ 305,517 | $ 9,713 | $ 315,230 |

During 2008 and 2009, no goodwill was written off due to impairment.

The changes in intangible assets during the period January 1 to December 31, 2009, were as follows:

| | Net Carrying Amount, Beginning of Period | Amortizations | Impacts of Foreign Currency Translation | **Net Carrying Amount, End of Period** |
|---|---|---|---|---|
| **Definite-lived intangible assets** | | | | |
| Acquired software | $ 15,085 | $ (1,520) | $ — | **$ 13,565** |
| Non-compete agreement | 17 | (17) | — | — |
| Customer relationships | 20,267 | (3,494) | (42) | **16,731** |
| Trade name | 88 | (34) | — | **54** |
| **Indefinite-lived intangible assets** | | | | |
| Trademarks and trade names | 4,465 | — | — | **4,465** |
| Total | $ 39,922 | $ (5,065) | $ (42) | **$ 34,815** |

The Company expects amortization expense related to the definite-lived intangible assets above as follows: $5,431 for 2010; $4,710 for 2011; $4,075 for 2012; $3,459 for 2013 and $2,841 for 2014.

Other intangible assets consist of the following:

| | **December 31, 2009** | | | December 31, 2008 | | |
|---|---|---|---|---|---|---|
| | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Carrying Amount** | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| **Definite-lived intangible assets** | | | | | | |
| Acquired software | **$ 16,300** | **$ (2,735)** | **$ 13,565** | $ 16,300 | $ (1,215) | $ 15,085 |
| Non-compete agreement | **100** | **(100)** | **—** | 100 | (83) | 17 |
| Customer relationships | **24,858** | **(8,127)** | **16,731** | 24,900 | (4,633) | 20,267 |
| Trade name | **100** | **(46)** | **54** | 100 | (12) | 88 |
| | **$ 41,358** | **$ (11,008)** | **30,350** | $ 41,400 | $ (5,943) | 35,457 |
| **Indefinite-lived intangible assets** | | | | | | |
| Trademarks and trade names | | | **4,465** | | | 4,465 |
| Total | | | **$ 34,815** | | | $ 39,922 |

(in thousands, except per share data)

## 8. Accounts Payable

Accounts payable consist of:

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Merchants payable | **$ 271,307** | $ 239,899 |
| Other payables | **11,842** | 9,168 |
| Total accounts payable | **$ 283,149** | $ 249,067 |

## 9. Deposits and Borrowed Federal Funds

The following table presents information about deposits:

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Certificates of deposit with maturities within 1 year | **$ 308,266** | $ 507,370 |
| Certificates of deposit with maturities greater than 1 year and less than 5 years | **106,730** | 24,646 |
| Non-interest bearing deposits | **8,291** | 8,130 |
| Total deposits | **$ 423,287** | $ 540,146 |
| Weighted average cost of funds on certificates of deposit outstanding | **1.25 %** | 3.85 % |

Wright Express Financial Services Corporation ("FSC") issues certificates of deposit in various maturities ranging between three months and two years and with fixed interest rates ranging from 0.35 percent to 4.00 percent as of December 31, 2009. FSC may issue certificates of deposit without limitation on the balance outstanding. However, FSC must maintain minimum financial ratios, which include risk-based asset and capital requirements, as prescribed by the FDIC. As of December 31, 2009, certificates of deposit were in denominations of $250 or less, corresponding to the increase in the FDIC insurance limits to $250 as authorized by the Emergency Economic Stabilization Act of 2008. The certificates of deposit are only payable prior to maturity in the case of death or legally declared mental incompetence of the holder.

Non-interest bearing deposits are required for certain customers as collateral for their credit accounts.

The Company had federal funds lines-of-credit totaling $155,000 at December 31, 2009, and December 31, 2008. There was $71,723 in outstanding borrowings against these lines-of-credit at December 31, 2009 and none at December 31, 2008. The average rate on the outstanding borrowings under lines-of-credit was 0.35 percent at December 31, 2009.

The following table presents the average interest rates for deposits and borrowed federal funds:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Average interest rate: | | | |
| Deposits | **2.39 %** | 4.42 % | 5.27 % |
| Borrowed federal funds | **0.42 %** | 2.44 % | 5.29 % |
| Average debt balance | **$ 434,529** | $ 664,646 | $ 544,674 |

(in thousands, except per share data)

## 10. Derivative Instruments

### *Fuel Price Derivatives*

### *Derivatives Not Designated as Hedging Instruments*

For derivative instruments that are not designated as hedging instruments, the gain or loss on the derivative is recognized in current earnings. As of December 31, 2009, the Company had the following put and call option contracts which settle on a monthly basis:

| | Aggregate Notional Amount (gallons) [(a)] |
|---|---|
| Fuel price derivative instruments – unleaded fuel<br>Put and call option contracts settling January 2010 – June 2011 | 29,781 |
| Fuel price derivative instruments – diesel<br>Put and call option contracts settling January 2010 – June 2011 | 13,380 |
| Total fuel price derivative instruments | 43,161 |

(a) The settlement of the put and call option contracts (in all instances, notional amount of puts and calls are equal; strike prices are different) is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.

### *Interest Rate Swaps*

In July 2009, the Company entered into an interest rate swap arrangement for $50 million. This interest rate swap arrangement was designated as a cash flow hedge intended to reduce a portion of the variability of the future interest payments on our credit agreement. Two of the Company's previous interest rate swap agreements totaling $80 million expired on July 22, 2009. The Company's $25 million interest rate swap expired on August 24, 2009.

The following table presents information about the Company's interest rate swap arrangements:

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2009** | | | 2008 | | |
| | **Weighted-Average Base Rate** | **Aggregate Notional** | **Fair Value** | Weighted-Average Base Rate | Aggregate Notional | Fair Value |
| July 2007 Swaps | —% | $ — | $ — | 5.20% | $ 80,000 | $ (2,048) |
| August 2007 Swap | —% | — | — | 4.73% | 25,000 | (694) |
| July 2009 Swap | **1.35%** | **50,000** | **278** | — | — | — |
| Total | | **$ 50,000** | **$ 278** | | $ 105,000 | $ (2,742) |

**(in thousands, except per share data)**

The following table presents information on the location and amounts of derivative fair values in the condensed consolidated balance sheets:

| | Asset Derivatives | | | | Liability Derivatives | | | |
|---|---|---|---|---|---|---|---|---|
| | December 31, 2009 | | December 31, 2008 | | December 31, 2009 | | December 31, 2008 | |
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| **Derivatives designated as hedging instruments** | | | | | | | | |
| Interest rate contracts | Other assets | $ — | Other assets | $ — | Accrued expenses | $ 278 | Accrued expenses | $ 2,742 |
| **Derivatives not designated as hedging instruments** | | | | | | | | |
| Commodity contracts | Fuel price derivatives, at fair value | 6,152 | Fuel price derivatives, at fair value | 49,294 | Fuel price derivatives, at fair value | — | Fuel price derivatives, at fair value | — |
| **Total derivatives** | | $ 6,152 | | $ 49,294 | | $ 278 | | $ 2,742 |

The following table presents information on the location and amounts of derivative gains and losses in the condensed consolidated statements of income:

| Derivatives Designated as Hedging Instruments | Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion) [(a)] For the period ended December 31, 2009 | 2008 | Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) For the period ended December 31, 2009 | 2008 | Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) [(b)] | Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)[(b)] For the period ended December 31, 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|
| Interest rate contracts | $ 1,560 | $ (319) | Financing interest expense | $ (3,223) | $ (2,240) | Financing interest expense | $ — | $ — |

| Derivatives Not Designated as Hedging Instruments | Location of Gain or (Loss) Recognized in Income on Derivative | Amount of Gain or (Loss) Recognized in Income on Derivative For the period ended December 31, 2009 | 2008 |
|---|---|---|---|
| Commodity contracts | Net realized and unrealized (losses) gains on fuel price derivatives | $ (22,542) | $ 55,206 |

(a) The amount of gain or (loss) recognized in OCI on the Company's interest rate swap arrangements has been recorded net of tax impacts of $904 in 2009 and $(208) in 2008.
(b) No ineffectiveness was reclassified into earnings nor was any amount excluded from effectiveness testing.

(in thousands, except per share data)

The Company uses derivative instruments to manage the impact of volatility in fuel prices. The Company enters into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel, which settle on a monthly basis through the second quarter of 2011. The Options are intended to lock in a range of prices during any given quarter on a portion of the Company's forecasted earnings subject to fuel price variations. The Company's fuel price risk management program is designed to purchase derivative instruments to manage its fuel price-related earnings exposure. The fair value of these instruments is recorded in fuel price derivative instruments, at fair value on the consolidated balance sheets.

The following table presents information about the Options:

| | | | December 31, | | | |
|---|---|---|---|---|---|---|
| | | | 2009 | | 2008 | |
| | Put Option Strike Price of Underlying (per gallon) [a] | Call Option Strike Price of Underlying (per gallon) [a] | Aggregate Notional (gallons) [b] | Fair Value | Aggregate Notional (gallons) | Fair Value |
| **Fuel price derivative instruments – unleaded fuel** | | | | | | |
| Options settling October 2010 – June 2011 | $ 2.013 | $ 2.073 | 5,836 | (578) | — | — |
| Options settling July 2010 – March 2011 | $ 1.953 | $ 2.013 | 6,209 | (754) | — | — |
| Options settling April 2010 – December 2010 | $ 1.906 | $ 1.966 | 4,642 | (776) | — | — |
| Options settling January 2010 – September 2010 | $ 2.860 | $ 2.920 | 5,219 | 3,349 | 5,219 | 7,000 |
| Options settling October 2009 – June 2010 | $ 2.430 | $ 2.490 | 5,302 | 1,418 | 7,860 | 7,938 |
| Options settling July 2009 – March 2010 | $ 2.443 | $ 2.503 | 2,573 | 852 | 7,688 | 8,463 |
| Options settling April 2009 – December 2009 | $ 2.040 | $ 2.100 | — | — | 7,822 | 5,687 |
| Options settling January 2009 – September 2009 | $ 1.970 | $ 2.030 | — | — | 7,674 | 5,512 |
| Options settling October 2008 – June 2009 | $ 1.850 | $ 1.910 | — | — | 4,831 | 3,097 |
| Options settling July 2008 – March 2009 | $ 1.733 | $ 1.793 | — | — | 2,581 | 1,637 |
| Total fuel price derivative instruments – unleaded fuel | | | 29,781 | 3,511 | 43,675 | 39,334 |
| **Fuel price derivative instruments – diesel** | | | | | | |
| Options settling October 2010 – June 2011 | $ 3.000 | $ 3.060 | 2,622 | (437) | — | — |
| Options settling July 2010 – March 2011 | $ 3.000 | $ 3.060 | 2,790 | (342) | — | — |
| Options settling April 2010 – December 2010 | $ 2.936 | $ 2.996 | 2,085 | (292) | — | — |
| Options settling January 2010 – September 2010 | $ 4.040 | $ 4.100 | 2,345 | 2,186 | 2,345 | 2,561 |
| Options settling October 2009 – June 2010 | $ 3.515 | $ 3.575 | 2,382 | 1,034 | 3,531 | 2,311 |
| Options settling July 2009 – March 2010 | $ 3.500 | $ 3.560 | 1,156 | 492 | 3,454 | 2,391 |
| Options settling April 2009 – December 2009 | $ 2.975 | $ 3.035 | — | — | 3,514 | 987 |
| Options settling January 2009 – September 2009 | $ 2.870 | $ 2.930 | — | — | 3,448 | 863 |
| Options settling October 2008 – June 2009 | $ 2.865 | $ 2.925 | — | — | 2,170 | 611 |
| Options settling July 2008 – March 2009 | $ 2.753 | $ 2.813 | — | — | 1,160 | 236 |
| Total fuel price derivative instruments – diesel | | | 13,380 | 2,641 | 19,622 | 9,960 |
| **Total fuel price derivative instruments** | | | 43,161 | 6,152 | 63,297 | 49,294 |

(a) The settlement of the Options is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.
(b) The Options settle on a monthly basis.

(in thousands, except per share data)

The following table summarizes the changes in fair value of the fuel price derivatives which have been recorded in net realized and unrealized losses on derivative instruments on the consolidated statements of income:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Realized gains (losses) | **$ 20,600** | $ (35,686) | $ (16,536) |
| Unrealized (losses) gains | **(43,142)** | 90,892 | (37,074) |
| Net realized and unrealized (losses) gains on derivative instruments | **$ (22,542)** | $ 55,206 | $ (53,610) |

## 11. Financing Debt

### *Revolving Credit Facility*

On May 22, 2007, the Company entered into a revolving credit facility (the "2007 Revolver") with a lending syndicate. The 2007 Revolver initially provided for a five-year $350,000 unsecured revolving line-of-credit. In connection with the 2007 Revolver, the Company paid loan origination fees of $998. These fees have been recorded as other assets on the consolidated balance sheet and are being amortized on a straight-line basis (which approximates the effective interest rate method) over the term of the 2007 Revolver. On May 29, 2008, the Company entered into an incremental amendment agreement (the "Incremental Amendment Agreement") of the 2007 Revolver to increase the aggregate unsecured revolving line-of-credit from $350,000 to $450,000. The Company incurred $1,556 in loan origination fees in conjunction with entering into the Incremental Amendment Agreement. These fees have been recorded as other assets on the consolidated balance sheet and are being amortized over the remaining term of the 2007 Revolver. All other provisions of the 2007 Revolver remain unchanged.

Amounts outstanding under the 2007 Revolver bear interest at a rate equal to (a) the British Bankers Association LIBOR plus a margin of 0.45 percent to 1.125 percent based on the Company's consolidated leverage ratio or (b) the higher of the Federal Funds Rate plus 0.50 percent or the prime rate announced by Bank of America, N.A., plus a margin of up to 0.125 percent based on the Company's consolidated leverage ratio. In addition, the Company has agreed to pay a quarterly commitment fee at a rate per annum ranging from 0.10 percent to 0.20 percent of the daily unused portion of the 2007 Revolver. The Company also has a letter of credit associated with the 2007 Revolver. The letter of credit reduces the amount available for borrowings and may collateralize certain of the Company's derivative instruments. The Company is assessed a fee on the liquidation value of the letter of credit. This fee was 0.125 percent at December 31, 2009, and 0.575 percent at December 31, 2008. The balance under the letter of credit was $2,100 at December 31, 2009. The balance of the letter of credit was $1 at December 31, 2008. Any outstanding loans under the 2007 Revolver mature on May 22, 2012, unless extended pursuant to the terms of the 2007 Revolver. As of December 31, 2009, the Company had approximately $319,900 available under this facility.

Proceeds from the 2007 Revolver were used to refinance the Company's indebtedness under an existing credit facility which consisted of a revolving line-of-credit facility (the "2005 Revolver") and a term loan (the "Term Loan"). All balances owed by the Company, which included $20,000 on the 2005 Revolver and $131,000 on the Term Loan were paid at this time. In 2007, the Company expensed $1,572 of unamortized loan origination fees in conjunction with the termination of the 2005 Revolver and the Term Loan. This charge has been recorded on the consolidated statement of income as loss on extinguishment of debt.

(in thousands, except per share data)

The following table presents information about the 2007 Revolver:

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Outstanding balance on revolving line-of-credit with interest based on LIBOR | **$ 120,000** | $ 155,000 |
| Outstanding balance on revolving line-of-credit with interest based on the prime rate | **8,000** | 15,600 |
| Total outstanding balance on revolving line-of-credit facility | **$ 128,000** | $ 170,600 |
| Weighted average rate based on LIBOR (including impact of interest rate swaps) | **1.26 %** | 3.78 % |
| Rate based on the prime rate | **3.25 %** | 3.25 % |

### *Financing Interest*

The following table presents the components of financing interest expense:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| 2007 Revolver: | | | |
| Interest expense based on LIBOR | **$ 1,444** | $ 7,793 | $ 6,584 |
| Interest expense based on the prime rate | **219** | 261 | 340 |
| Fees | **422** | 508 | 162 |
| Amortization of loan origination fees | **628** | 465 | 144 |
| | **2,713** | 9,027 | 7,230 |
| 2005 Revolver: | | | |
| Interest expense based on LIBOR | **—** | — | 746 |
| Interest expense based on the prime rate | **—** | — | 199 |
| Fees | **—** | — | 145 |
| Amortization of loan origination fees | **—** | — | 134 |
| | **—** | — | 1,224 |
| Term Loan: | | | |
| Interest expense based on LIBOR | **—** | — | 3,379 |
| Amortization of loan origination fees | **—** | — | 423 |
| | **—** | — | 3,802 |
| Realized losses (gains) on interest rate swaps (Note 10) | **3,223** | 2,240 | (414 ) |
| Dividends on preferred stock (Note 13) | **248** | 474 | 700 |
| Other | **26** | 118 | 135 |
| Total financing interest expense | **$ 6,210** | $ 11,859 | $ 12,677 |
| Average interest rate (including impact of interest rate swaps): | | | |
| Based on LIBOR | **2.95 %** | 4.54 % | 6.07 % |
| Based on prime | **3.26 %** | 5.01 % | 8.09 % |
| Average debt balance at LIBOR | **$ 158,268** | $ 221,044 | $ 169,671 |
| Average debt balance at prime | **$ 6,729** | $ 5,210 | $ 6,660 |

(in thousands, except per share data)

***Debt Covenants***

The 2007 Revolver contains various financial covenants requiring the Company to maintain certain financial ratios. In addition, the 2007 Revolver contains various customary restrictive covenants that limit the Company's ability to pay dividends, sell or transfer all or substantially all of its property or assets, incur more indebtedness or make guarantees, grant or incur liens on its assets, make investments, loans, advances or acquisitions, engage in mergers, consolidations, liquidations or dissolutions, enter into sales or leasebacks or change its accounting policies or reporting practices. FSC is not subject to certain of these restrictions.

**12. Related Parties**

During 2009, 2008 and 2007, the Company utilized legal services in the normal course of business from a law firm where the spouse of one of the Company's officers is a principal. Amounts paid to this law firm in connection with services provided were approximately $14 during 2009, $108 during 2008 and $74 during 2007.

**13. Preferred Stock**

There were 0.1 shares of Series A non-voting convertible, redeemable preferred stock issued and outstanding at December 31, 2009 and 2008, with a par value of $0.01 per share and a purchase price per share and liquidation value per share of $100,000. The discussion below highlights the features of the preferred stock. Given these features, the Company has treated the preferred stock as a liability. Accordingly, dividends are recorded as interest expense on the consolidated statements of income.

*Voting rights.* Except in the limited circumstances described below and to the extent required by the Delaware General Corporation Law, the Series A non-voting convertible, redeemable preferred stock has no voting power with respect to the election of directors or any other stockholder matters. Consent of the holders of at least 50 percent of the outstanding Series A non-voting convertible, redeemable preferred stock, voting as a separate class, is required to (i) increase the authorized number of shares of Series A non-voting convertible, redeemable preferred stock, or (ii) amend or repeal the Company's certificate of incorporation in a manner that adversely affects the rights, preferences or privileges granted to the Series A non-voting convertible, redeemable preferred stock.

*Dividends.* The holder of each share of Series A non-voting convertible, redeemable preferred stock is entitled to receive, out of funds legally available, cumulative cash dividends at a floating rate equal to the three-month LIBOR, plus 150 basis points, multiplied by $100,000 per share of the Series A non-voting convertible, redeemable preferred stock, per annum, payable on a quarterly basis commencing on June 15, 2005, in preference to any dividends paid on the Company's common stock. If the Company fails to pay these dividends for two quarterly periods, the dividend rate will increase by 50 basis points until all dividends in arrears have been paid. Dividends on the Series A non-voting convertible, redeemable preferred stock accrue whether or not the Company has earnings, whether or not the Company has funds legally available for the payment of such dividends and whether or not the Company declares such dividends. At December 31, 2009, the cash dividend rate was 1.79 percent, at December 31, 2008, this rate was 3.37 percent and at December 31, 2007, this rate was 6.44 percent. The Company recorded interest expense of $248 related to these dividends for the year ended December 31, 2009, $474 for the year ended December 31, 2008, and $700 for the year ended December 31, 2007. These dividends have been recorded as financing interest expense on the consolidated statements of income.

*Liquidation preference.* In the event of the Company's liquidation, dissolution or winding up, the holders of the Series A non-voting convertible, redeemable preferred stock are entitled to receive a liquidation preference of an amount per share of Series A non-voting convertible, redeemable preferred stock equal to the sum of (i) $100,000 per share of the Company's Series A non-voting convertible, redeemable preferred stock, plus (ii) accrued but unpaid dividends. The liquidation preference will be adjusted for combinations, consolidations, subdivisions or splits of the Company's Series A non-voting convertible, redeemable preferred stock. A merger, acquisition or sale of all or substantially all of the Company's and its subsidiaries' assets, in each case, in which the holders of the Company's common stock immediately prior to such transaction hold less than 50 percent of the voting power of the surviving or purchasing entity is treated as a liquidation of the Company for these purposes. After payment in full to creditors, if the Company's assets are insufficient to pay the liquidation preference to the holders of the Series A non-voting convertible, redeemable preferred stock, all of the Company's assets will be distributed ratably among the holders of Series A non-voting convertible, redeemable preferred stock, based upon the total liquidation preference due each holder. After payment of the liquidation preference to the holders of the Series A non-voting convertible, redeemable preferred stock, the Company's remaining assets will be distributed to the holders of the Company's common stock.

**(in thousands, except per share data)**

*Conversion.* Each share of Series A non-voting convertible, redeemable preferred stock may, in certain limited circumstances, at the option of the holder, be converted into a number of shares of common stock equal to the liquidation preference divided by the then applicable conversion price. In addition, in the event of certain mergers, acquisitions or sales of assets, each holder will have the right to receive a make-whole premium. The initial per share conversion price is $22.50 per share and is subject to anti-dilution adjustments. Conversion rights may only be exercised (i) after five years from the date of issuance, February 14, 2005, of the Series A non-voting convertible, redeemable preferred stock and only if the Company indicates its intention to redeem or (ii) immediately prior to a merger, acquisition or sale of all or substantially all of the Company and its subsidiaries' assets.

*Redemption rights.* At any time after five years from the date of issuance, February 14, 2005, of the Series A non-voting convertible, redeemable preferred stock, the Company may redeem, in whole or in part, the outstanding shares of Series A non-voting convertible, redeemable preferred stock for $100,000 per share in cash or shares of common stock equal to 101 percent of the liquidation preference on the redemption date. On the five and one-half year anniversary of the date of issuance of the Series A non-voting convertible, redeemable preferred stock and on each anniversary thereafter, each holder may require the Company to redeem their shares of Series A non-voting convertible, redeemable preferred stock for $100,000 per share in cash equal to the liquidation preference on the redemption date. At the Company's option, shares of the Company's common stock having the fair market value of the redemption price – see "*Liquidation preference*" above may be used to satisfy the redemption request. After 10 years from the date of issuance of the Series A non-voting convertible, redeemable preferred stock, all of the outstanding shares of Series A non-voting convertible, redeemable preferred stock must be redeemed for a price per share in cash equal to the liquidation preference on the redemption date.

## 14. Income Taxes

Income before income taxes consisted of the following:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| United States | **$ 228,841** | $ 196,329 | $ 163,133 |
| Foreign | **(3,597)** | (564) | 4 |
| | **$ 225,244** | $ 195,765 | $ 163,137 |

Income tax expense (benefit) from continuing operations consisted of the following for the years ended December 31:

| | United States | State and Local | Foreign | Total |
|---|---|---|---|---|
| **2009** | | | | |
| **Current** | **$ 22,947** | **$ 2,911** | **$ 172** | **$ 26,030** |
| **Deferred** | **$ 55,646** | **$ 3,973** | **$ (64)** | **$ 59,555** |
| 2008 | | | | |
| Current | $ 22,896 | $ 3,245 | $ 11 | $ 26,152 |
| Deferred | $ 47,302 | $ (5,231) | $ (98) | $ 41,973 |
| 2007 | | | | |
| Current | $ 15,076 | $ 1,485 | $ 1 | $ 16,562 |
| Deferred | $ 13,470 | $ 81,528 | $ — | $ 94,998 |

**(in thousands, except per share data)**

The reconciliation between the income tax computed by applying the U.S. federal statutory rate and the reported effective tax rate on income from continuing operations is as follows:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Federal statutory rate | **35.0 %** | 35.0 % | 35.0 % |
| State income taxes (net of federal income tax benefit) and foreign income tax | **3.4** | 1.9 | 1.4 |
| Revaluation of deferred tax assets for tax rate changes and blending differences, net | **(0.1)** | (2.7) | 32.0 |
| Dividend exclusion | **—** | 0.1 | 0.1 |
| Other | **(0.3)** | 0.5 | (0.1) |
| Effective tax rate | **38.0 %** | 34.8 % | 68.4 % |

On June 7, 2007, the State of Maine enacted a law effective for tax years beginning on or after January 1, 2007, which changed the State's rules for apportioning income related to the performance of services. The new law effectively reduced taxable income or loss allocable to the State of Maine. This caused a reduction in the Company's blended state income tax rate. The effect of this lower state income tax rate on the temporary differences decreased the Company's deferred tax assets which resulted in a charge to the provision for income taxes for the twelve months ended December 31, 2007, of $80,879.

The tax effects of temporary differences in the recognition of income and expense for tax and financial reporting purposes that give rise to significant portions of the deferred tax assets and the deferred tax liabilities are presented below:

| | December 31, | |
|---|---|---|
| | **2009** | 2008 |
| Deferred assets related to: | | |
| Reserve for credit losses | **$ 4,078** | $ 6,927 |
| Stock-based compensation, net | **3,790** | 2,880 |
| State net operating loss carry forwards | **973** | 1,041 |
| Other assets | **2,394** | — |
| Unrealized losses on interest rate swaps and available-for-sale securities, net | **89** | 1,035 |
| Tax deductible intangibles, primarily goodwill, net | **183,632** | 260,367 |
| | **194,956** | 272,250 |
| Deferred tax liabilities related to: | | |
| Other assets | **—** | 1,454 |
| Property, equipment and capitalized software | **8,875** | 8,564 |
| Derivatives | **2,259** | 22,117 |
| | **11,134** | 32,135 |
| Valuation allowance on state net operating loss carry forwards | **220** | 158 |
| Deferred income taxes, net | **$ 183,602** | $ 239,957 |

The deferred tax assets and deferred tax liabilities are included in deferred income taxes, net on the consolidated balance sheet.

(in thousands, except per share data)

The Company had approximately $302,819 of state and $57 of foreign net operating loss carry forwards at December 31, 2009 and approximately $289,920 of state and $385 of foreign net operating loss carry forwards at December 31, 2008. These expire at various times through 2028. Valuation allowances have been established for those state net operating losses that the Company believes it is more likely than not that they will not be utilized within the carry forward period.

Deferred income taxes have not been provided for the undistributed (deficit) earnings of the Company's foreign subsidiaries, which aggregated to approximately $(4,266) at December 31, 2009, and $(477) at December 31, 2008. The Company plans to reinvest any earnings for future expansion in the respective foreign jurisdictions. A portion of the undistributed earnings will be subject to U.S. taxation upon repatriation as dividends to the U.S. parent. The amount of taxes attributable to these undistributed earnings is not practicably determinable.

In 2009 the Company (i) received additional information from Avis relative to basis differences at the time of the initial public offering; and (ii) corrected an improperly recorded basis difference. This resulted in adjustments to additional paid in capital, the majority of which (approximately $6,500) were offset by credits to deferred taxes and taxes payable. In 2008 the Company also corrected an improperly recorded basis difference arising from the Avis transaction. The credit to additional paid in capital was offset by a charge to deferred taxes. The Company determined that, due to the immateriality of the corrections, revisions to the prior year financial statements were not necessary.

**15. Tax Receivable Agreement**

As a consequence of the Company's separation from its former parent company, the tax basis of the Company's net tangible and intangible assets increased (the "Tax Basis Increase"). The Tax Basis Increase reduced the amount of tax that the Company would pay in the future to the extent the Company generated taxable income in sufficient amounts. The Company was contractually obligated, pursuant to its 2005 Tax Receivable Agreement with the Company's former parent company (Cendant Corporation), to remit 85 percent of any such cash savings. The estimated total payments owed to Cendant Corporation based on facts available at that time, was reflected as a liability titled "Amounts due under tax receivable agreement."

The amount of these estimated future payments is dependent upon future statutory tax rates and the Company's ability to generate sufficient taxable income adequate to cover the tax depreciation, amortization and interest expense associated with the Tax Basis Increase. The Company regularly reviews its estimated blended tax rates and projections of future taxable earnings to determine whether changes in the estimated liability are required. Any changes to the estimated future payments due to changes to estimated blended tax rates are recorded in the income statement as changes in amounts due under tax receivable agreement.

In both 2009 and 2008 there has been reassessment of the blended tax rates that are projected into the future. In 2009 and 2008, the net future benefits increased, which increased the associated liability to Wyndham Worldwide Corporation ("Wyndham"), resulting in a $599 and $9,014 charge to non-operating expense for the years ended December 31, 2009 and 2008, respectively.

Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006, by and among Cendant Corporation (now known as Avis Budget Group, Inc. or "Avis"), Realogy Corporation ("Realogy"), Wyndham and Travelport Inc., Realogy acquired from Cendant the right to receive 62.5 percent of the payments by Wright Express to Cendant and Wyndham acquired from Cendant the right to receive 37.5 percent of the payments by Wright Express to Cendant under the 2005 Tax Receivable Agreement.

On June 26, 2009, the Company entered into a Tax Receivable Prepayment Agreement with Realogy, pursuant to which the Company paid Realogy $51,000, including bank fees and legal expenses, as prepayment in full to settle the remaining obligations to Realogy under the 2005 Tax Receivable Agreement. These obligations were previously recorded at $187,485 and this transaction resulted in a gain of $136,485 in the second quarter of 2009. In connection with the Tax Receivable Prepayment Agreement with Realogy, the Company entered into a Ratification Agreement on June 26, 2009, (the "Ratification Agreement") with Avis, Realogy and Wyndham which amended the 2005 Tax Receivable Agreement to require the Company to pay 31.875 (which is 85 percent of the original benefit of 37.5 percent) percent of the future tax savings related to the Tax Basis Increase to Wyndham.

**16. Employee Benefit Plans**

The Company sponsors a 401(k) retirement and savings plan. The Company's employees who are at least 18 years of age, have worked at least 1,000 hours in the past year, and have completed one year of service are eligible to participate in this plan. The

(in thousands, except per share data)

Company matches 100 percent of each employee's contributions up to a maximum of 6 percent of each employee's eligible compensation. All contributions vest immediately. Wright Express has the right to discontinue this plan at any time. Contributions to the plan are voluntary. The Company contributed $1,740 for the year ended December 31, 2009, $1,860 for the year ended December 31, 2008, and $1,652 for the year ended December 31, 2007.

The Company also sponsors a defined contribution plan for certain employees designated by the Company. Participants may elect to defer receipt of designated percentages or amounts of their compensation. The Company maintains a grantor's trust to hold the assets under the Company's defined contribution plan. The obligation related to the defined contribution plan totaled $1,593 at December 31, 2009, and $1,401 at December 31, 2008. These amounts are included in other liabilities on the consolidated balance sheet. The assets held in trust are designated as trading securities and, as such, these trading securities are to be recorded at fair value with any changes recorded currently to earnings. The aggregate market value of the securities with the trust was $1,593 at December 31, 2009, and $1,401 at December 31, 2008. Such amounts are included in other assets on the consolidated balance sheet.

### 17. Fair Value

The Company holds mortgage-backed and other asset-backed securities, fixed income and equity securities, derivatives and certain other financial instruments which are carried at fair value. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as model pricing, when market quotes are not readily accessible or available. The Company carries certain of its liabilities at fair value, including its derivative liabilities. In determining the fair value of the Company's obligations, various factors are considered including: closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options and derivatives; price activity for equivalent instruments; the Company's own-credit standing; and counterparty credit risk.

These valuation techniques may be based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Instruments whose significant value drivers are unobservable.

(in thousands, except per share data)

The following table presents the Company's assets and liabilities that are measured at fair value and the related hierarchy levels for 2009:

| | December 31, 2009 | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets:** | | | | |
| Mortgage-backed securities | **$ 2,886** | $ — | $ 2,886 | $ — |
| Asset-backed securities | **3,133** | — | 3,133 | — |
| Municipal bonds | **365** | — | 365 | — |
| Equity securities | **4,212** | 4,212 | — | — |
| Total available-for-sale securities | **$ 10,596** | $ 4,212 | $ 6,384 | $ — |
| Executive deferred compensation plan trust [a] | **$ 1,593** | $ 1,593 | $ — | $ — |
| Fuel price derivatives – diesel | **$ 2,641** | $ — | $ — | $ 2,641 |
| Fuel price derivatives – unleaded fuel | **3,511** | — | 3,511 | — |
| Total fuel price derivatives | **$ 6,152** | $ — | $ 3,511 | $ 2,641 |
| **Liabilities:** | | | | |
| July 2009 interest rate swap arrangement with a base rate of 1.35% and a notional amount of $50,000 | **278** | — | 278 | — |
| Total interest rate swap arrangements [b] | **$ 278** | $ — | $ 278 | $ — |

(a) The fair value of these instruments is recorded in other assets.
(b) The fair value of these instruments is recorded in accrued expenses.

The following table presents a reconciliation of the beginning and ending balances for assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

| | **Fuel Price Derivatives – Diesel** |
|---|---|
| Beginning balance | **$ 9,960** |
| Total gains or (losses) – realized/unrealized | |
| Included in earnings [a] | **(7,319)** |
| Included in other comprehensive income | — |
| Purchases, issuances and settlements | — |
| Transfers in/(out) of Level 3 | — |
| Ending balance | **$ 2,641** |

(a) Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2009, are reported in net realized and unrealized losses on fuel price derivatives on the consolidated statements of income.

(in thousands, except per share data)

The following table presents the Company's assets and liabilities that are measured at fair value and the related hierarchy levels for 2008:

| | | Fair Value Measurements at Reporting Date Using | | |
|---|---|---|---|---|
| | **December 31, 2008** | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| **Assets:** | | | | |
| Mortgage-backed securities | **$ 4,237** | $ — | $ 4,237 | $ — |
| Asset-backed securities | **3,874** | — | 3,874 | — |
| Municipal bonds | **392** | — | 392 | — |
| Equity securities | **4,030** | 4,030 | — | — |
| Total available-for-sale securities | **$ 12,533** | $ 4,030 | $ 8,503 | $ — |
| Executive deferred compensation plan trust [a] | **$ 1,401** | $ 1,401 | $ — | $ — |
| Fuel price derivatives – diesel | **$ 9,960** | $ — | $ — | $ 9,960 |
| Fuel price derivatives – unleaded fuel | **39,334** | — | 39,334 | — |
| Total fuel price derivatives | **$ 49,294** | $ — | $ 39,334 | $ 9,960 |
| **Liabilities:** | | | | |
| July 2007 interest rate swap arrangements with a base rate of 5.20% and an aggregate notional amount of $80,000 | **$ 2,048** | $ — | $ 2,048 | $ — |
| August 2007 interest rate swap arrangement with a base rate of 4.73% and a notional amount of $25,000 | **694** | — | 694 | — |
| Total interest rate swap arrangements [b] | **$ 2,742** | $ — | $ 2,742 | $ — |

(a) The fair value of these instruments is recorded in other assets.

(b) The fair value of these instruments is recorded in accrued expenses.

The following table presents a reconciliation of the beginning and ending balances for assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2008:

| | **Fuel Price Derivatives – Diesel** |
|---|---|
| Beginning balance | **$ (14,037)** |
| Total gains or (losses) – realized/unrealized | |
| Included in earnings [a] | **23,997** |
| Included in other comprehensive income | — |
| Purchases, issuances and settlements | — |
| Transfers in/(out) of Level 3 | — |
| Ending balance | **$ 9,960** |

(a) Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2008, are reported in net realized and unrealized losses on fuel price derivatives on the consolidated statements of income.

(in thousands, except per share data)

***Available-for-sale securities and executive deferred compensation plan trust***

When available, the Company uses quoted market prices to determine the fair value of available-for-sale securities; such items are classified in Level 1 of the fair-value hierarchy. These securities primarily consist of exchange-traded equity securities.

For mortgage-backed and asset-backed debt securities and bonds, the Company generally uses quoted prices for recent trading activity of assets with similar characteristics to the debt security or bond being valued. The securities and bonds priced using such methods are generally classified as Level 2.

***Fuel price derivatives and interest rate swap arrangements***

The majority of derivatives entered into by the Company are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation technique and inputs depend on the type of derivative and the nature of the underlying instrument. The principal technique used to value these instruments is a comparison of the spot price of the underlying instrument to its related futures curve adjusted for the Company's assumptions of volatility and present value, where appropriate. The fair values of derivative contracts reflect the expected cash the Company will pay or receive upon settlement of the respective contracts.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, the spot price of the underlying instrument, volatility, and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenures are generally less observable.

## 18. Commitments and Contingencies

***Litigation***

The Company is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

***Extension of Credit to Customers***

The Company had commitments aggregating approximately $2,818,000 at December 31, 2009, and $3,915,000 at December 31, 2008, related to payment processing services, primarily related to commitments to extend credit to customers and customers of strategic relationships as part of established lending product agreements. Many of these are not expected to be used; therefore, total unused credit available to customers and customers of strategic relationships does not represent future cash requirements. The Company can increase or decrease its customers' credit lines at our discretion at any time. These amounts are not recorded on the consolidated balance sheet.

***Operating Leases***

The Company leases office space, equipment, and vehicles under non-cancelable operating leases that expire at various dates through 2019. Two of the Company's office space lease agreements were renewed during 2006 and another agreement was renewed in 2007. In addition, the Company rents office equipment under agreements that may be canceled at any time. Rental expense related to office space, equipment, and vehicle leases amounted to $3,420 for the year ended December 31, 2009, $3,569 for the year ended December 31, 2008, and $3,231 for the year ended December 31, 2007. These amounts were included in occupancy and equipment on the consolidated statements of income. The Company leases information technology hardware and software under agreements that may be terminated by the Company at any time. Lease expense related to information technology hardware and software leases totaled $2,627 for the year ended December 31, 2009, $2,625 for the year ended December 31, 2008, and $2,475 for the year ended December 31, 2007. These amounts were included in technology leasing and support on the consolidated statements of income.

**(in thousands, except per share data)**

Future minimum lease payments under non-cancelable operating leases are as follows:

| | Payment |
|---|---|
| 2010 | 4,094 |
| 2011 | 3,331 |
| 2012 | 2,694 |
| 2013 | 1,805 |
| 2014 | 1,754 |
| 2015 and thereafter | 6,158 |
| Total | $ 19,836 |

## 19. Cash and Dividend Restrictions

### *Cash*

Federal Reserve Board regulations may require reserve balances on certain deposits to be maintained with the Federal Reserve Bank. No such reserves were required at December 31, 2009 or 2008.

### *Dividends*

FSC is chartered under the laws of the State of Utah and the FDIC insures its deposits. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest and taxes accrued or due from FSC and (ii) transferred to a surplus fund 10 percent of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100 percent of its capital stock. For purposes of these Utah dividend limitations, the FSC's capital stock is $5,250 and its capital surplus exceeds 100 percent of capital stock.

Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be "undercapitalized," as defined under the Federal Deposit Insurance Act and applicable regulations.

FSC complied with the aforementioned dividend restrictions for the years ended December 31, 2009, 2008, and 2007.

## 20. Stock-Based Compensation

The Company's 2005 Equity and Incentive Plan (the "Plan"), which is stockholder-approved, permits the grant of share options, stock appreciation rights, restricted stock, restricted stock units and other stock- or cash-based awards to non-employee directors, officers, employees, advisors or consultants for up to 3,200 shares of common stock. The Company believes that such awards increase efforts on behalf of the Company and promote the success of the Company's business. On December 31, 2009, the Company had four share-based compensation programs, which are described below. The compensation cost that has been charged against income for these programs totals $5,736 for 2009, $5,216 for 2008 and $4,508 for 2007. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $2,180 for 2009, $1,815 for 2008 and $3,081 for 2007.

### *Restricted Stock Units*

The Company awards restricted stock units ("RSUs") to non-employee directors and certain employees periodically under the Plan. An RSU is a right granted to receive stock at the end of a specified period. RSU awards generally vest evenly over a period of three or four years. The awards provide for accelerated vesting if there is a change of control (as defined in the Plan). The fair value of each RSU award is based on the closing market price of the Company's stock one business day prior to the grant date as reported by the New York Stock Exchange ("NYSE").

(in thousands, except per share data)

A summary of the status of the Company's RSUs as of December 31, 2009, and changes during the year then ended is presented below:

| | Units | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| **Restricted Stock Units** | | |
| Balance at January 1, 2009 | 358 | $ 26.87 |
| Granted | 215 | $ 15.25 |
| Vested – shares issued | (141) | $ 23.52 |
| Vested – shares deferred [(a)] | (3) | $ 32.01 |
| Forfeited | (6) | $ 28.41 |
| Withheld for taxes [(b)] | (70) | $ 22.86 |
| Balance at December 31, 2009 | 353 | $ 21.31 |

(a) The Company issued fully vested and non-forfeitable restricted stock units to certain non-employee directors and certain employees that are payable in shares of the Company's common stock at a later date as specified by the award (deferred stock units or "DSUs").
(b) The Company has elected to pay cash equal to the minimum amount required to be withheld for income tax purposes instead of issuing the shares of common stock. The cash is remitted to the appropriate taxing authority and the shares are never issued.

As of December 31, 2009, there was $6,836 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted as RSUs. That cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of shares vested was $4,242 during 2009, $5,117 during 2008, and $7,931 during 2007.

*Deferred Stock Units*

Under the Plan, the Company also grants DSUs to non-employee directors and certain employees. A DSU is a fully vested right to receive stock at a certain point in time in the future. DSUs do not require any future service or performance obligations to be met. DSUs may be granted immediately or may initially be granted as RSUs which become DSUs once a previously determined service obligation has been met. The fair value of each granted DSU award is based on the closing market price of the Company's stock on the grant date as reported by the NYSE.

A summary of the status of the Company's DSUs as of December 31, 2009, and changes during the year ended December 31, 2009, is presented below:

| | Units | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| **Deferred Stock Units** | | |
| Balance at January 1, 2009 | 80 | $ 22.55 |
| Granted as DSUs | 7 | $ 20.96 |
| Converted from RSUs | 3 | $ 32.01 |
| Converted to common shares | (15) | $ 21.36 |
| Withheld for taxes [(a)] | (6) | $ 21.36 |
| Balance at December 31, 2009 | 69 | $ 23.23 |

(a) The Company has elected to pay cash equal to the minimum amount required to be withheld for income tax purposes instead of issuing the shares of common stock. The cash is remitted to the appropriate taxing authority and the shares are never issued.

**(in thousands, except per share data)**

There is no unrecognized compensation cost related to awards granted as, or converted to, DSUs. The Company has determined that the award was earned when granted and is expensed at that time. The total fair value of shares granted and vested was $228 during 2009, $242 during 2008, and $195 during 2007.

***Performance Based Restricted Stock Units***

The Company also awards performance based restricted stock units ("PBRSUs") to employees periodically under the Plan. A PBRSU is a right granted to receive stock at the end of a specified period. In a PBRSU, the number of shares earned varies based upon meeting certain corporate-wide performance goals, including revenue and earnings in excess of targets. PBRSU awards generally have performance goals tracking a one to four year period, depending on the nature of the performance goal. The fair value of each PBRSU award is based on the closing market price of the Company's stock one business day prior to the grant date as reported by the NYSE.

A summary of the status of certain of the Company's PBRSUs at threshold and target performance as of December 31, 2009, and changes during the year then ended is presented below:

| | Units at Threshold | Units at Target | Weighted-Average Grant-Date Fair Value |
|---|---|---|---|
| **Performance Based Restricted Stock Units** | 45 | 91 | |
| Balance at January 1, 2009 | — | | |
| Granted | — | | |
| Vested | — | | |
| Forfeited | (1) | (3) | |
| Balance at December 31, 2009 | 44 | 88 | $ 35.45 |

Management determined that the performance conditions, which expire at December 31, 2010, of this award are not probable of being met as of December 31, 2009. Accordingly, the Company has not recognized any compensation cost related to the PBRSU award above. The range of unrecognized compensation cost related to the award is from $1,554 at threshold, 50 percent below targeted performance, to $3,110 at target, 100 percent of targeted performance, as of December 31, 2009, depending whether certain performance conditions are met. No portion of this award had vested as of December 31, 2009.

In addition to the PBRSUs discussed above, the Company issued approximately 11 units through two separate awards with a value at targeted performance levels of $228 during 2008. The Company recognized $209 as compensation cost related to these awards in 2009.

***Stock Options***

On February 22, 2005, the Company granted options to purchase the Company's common stock to certain employees as part of its IPO. Employee stock options granted by the Company had terms ranging from one to seven years, were fully vested, with exercise prices ranging from $5.72 to $14.98.

On February 13, 2009, and on March 5, 2009, the Company approved the grant of stock options, to certain officers and employees under the Plan. Stock options granted generally become exercisable over three years (with approximately 33 percent of the total grant vesting each year on the anniversary of the grant date) and expire 8 years from the date of grant.

The fair value of each option award is estimated on the grant date using a Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table. The expected term of the options represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock, and other factors. The risk-free interest rate for the period matching the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is the calculated yield on the Company's stock at the time of the grant.

(in thousands, except per share data)

The table below summarizes the assumptions used to calculate the fair value:

| | February13, 2009 | March 5, 2009 |
|---|---|---|
| Weighted average expected life (in years) | 4.75 | 5.00 |
| Weighted average exercise price | $ 13.51 | $ 13.60 |
| Weighted average volatility | 45.76% | 46.06% |
| Weighted average risk-free rate | 1.70% | 1.80% |
| Weighted average dividend yield | 0.00% | 0.00% |
| Weighted average fair value | $ 5.50 | $ 5.72 |

The activity of the stock option plan related to the Company's employees consisted of:

| | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **Stock Options** | | | | |
| Outstanding at January 1, 2009 | **87** | **$ 13.42** | | |
| Granted | **630** | **$ 13.57** | | |
| Exercised | **(44)** | **$ 9.92** | | |
| Forfeited or expired | **(7)** | **$ 13.53** | | |
| Outstanding and exercisable at December 31, 2009 | **666** | **$ 13.79** | **7.26** | **$ 12,037** |

No stock options were awarded by the Company during the years 2008 and 2007. The total intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $728 and $495 respectively.

## 21. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company's chief operating decision maker evaluates the operating results of the Company's reportable segments based upon revenues and "adjusted net income," which is defined by the Company as net income adjusted for fair value changes of derivative instruments, the amortization of purchased intangibles, the net impact of tax rate changes on the Company's deferred tax asset and related changes in the tax-receivable agreement, non-cash asset impairment charges and the gains on the extinguishment of a portion of the tax receivable agreement. These adjustments are reflected net of the tax impact.

The Company operates in two reportable segments, Fleet and MasterCard. The Fleet segment provides customers with payment and transaction processing services specifically designed for the needs of vehicle fleet customers. This segment also provides information management services to these fleet customers. The MasterCard segment provides customers with a payment processing solution for their corporate purchasing and transaction monitoring needs. Revenue in this segment is derived from two product lines – corporate charge cards and single use accounts. The MasterCard products are used by businesses to facilitate purchases of products and utilize the Company's information management capabilities.

The accounting policies of the reportable segments are generally the same as those described in the summary of significant accounting policies.

(in thousands, except per share data)

Financing interest expense and net realized and unrealized losses on derivative instruments are not allocated to the MasterCard segment in the computation of segment results for internal evaluation purposes. Total assets are not allocated to the segments.

The following table presents the Company's reportable segment results for the years ended December 31, 2009, 2008 and 2007:

| | Total Revenues | Operating Interest Expense | Depreciation and Amortization | Provision for Income Taxes | Adjusted Net Income |
|---|---|---|---|---|---|
| **Year ended December 31, 2009** | | | | | |
| **Fleet** | **$ 281,017** | **$ 11,723** | **$ 16,655** | **$ 47,615** | **$ 77,194** |
| **MasterCard** | **37,207** | **1,551** | **210** | **5,149** | **8,422** |
| **Total** | **$ 318,224** | **$ 13,274** | **$ 16,865** | **$ 52,764** | **$ 85,616** |
| **Year ended December 31, 2008** | | | | | |
| Fleet | $ 366,610 | $ 32,148 | $ 19,483 | $ 34,900 | $ 69,993 |
| MasterCard | 26,972 | 2,845 | 640 | 2,217 | 4,155 |
| Total | $ 393,582 | $ 34,993 | $ 20,123 | $ 37,117 | $ 74,148 |
| **Year ended December 31, 2007** | | | | | |
| Fleet | $ 313,618 | $ 31,490 | $ 14,299 | $ 123,240 | $ 72,357 |
| MasterCard | 22,510 | 2,596 | 719 | 2,050 | 3,653 |
| Total | $ 336,128 | $ 34,086 | $ 15,018 | $ 125,290 | $ 76,010 |

The following table reconciles adjusted net income to net income:

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Adjusted net income | **$ 85,616** | $ 74,148 | $ 76,010 |
| Unrealized gains (losses) on derivative instruments | **(43,142)** | 90,892 | (37,074) |
| Amortization of acquired intangible assets | **(5,066)** | (4,854) | (1,089) |
| Asset impairment charge | **(814)** | (1,538) | — |
| Non-cash adjustments related to tax receivable agreement | **(599)** | — | — |
| Gain on extinguishment of liability | **136,485** | — | — |
| Tax impact | **(32,821)** | (31,008) | 13,730 |
| Net income | **$ 139,659** | $ 127,640 | $ 51,577 |

The tax impact of the foregoing adjustments is the difference between the Company's GAAP tax provision and a pro forma tax provision based upon the Company's adjusted net income before taxes. The methodology utilized for calculating the Company's adjusted net income tax provision is the same methodology utilized in calculating the Company's GAAP tax provision.

(in thousands, except per share data)

*Geographic Data*

| | Year ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| Total revenues: | | | |
| United States | **$ 314,808** | $ 393,137 | $ 336,123 |
| International | **3,416** | 445 | 5 |
| Total revenues | **$ 318,224** | $ 393,582 | $ 336,128 |

## 22. Subsequent Event

On February 22, 2010, we purchased put option contracts and sold call option contracts, designed to be a costless collar, on the price of gasoline and diesel fuel (collectively the "Options"). The Options have an aggregate notional amount of approximately 9,657 gallons of gasoline and diesel fuel and will expire on a monthly basis during the first, second and third quarters of 2011. The settlement of the Options is based upon the U.S. Department of Energy's weekly retail on-highway national US average diesel price and the New York Mercantile Exchange nearby unleaded gasoline contracts for the month. The Options lock in a weighted average floor price of approximately $2.86 per gallon and a weighted average ceiling price of approximately $2.92 per gallon.

## 23. Quarterly Financial Results (Unaudited)

Summarized quarterly results for the two years ended December 31, 2009 and 2008, are as follows:

| | Three months ended | | | |
|---|---|---|---|---|
| | March 31 | June 30 | September 30 | December 31 |
| **2009** | | | | |
| **Total revenues** | **$ 69,176** | **$ 78,626** | **$ 86,642** | **$ 83,780** |
| **Operating income** | **$ 19,324** | **$ 32,372** | **$ 36,346** | **$ 30,108** |
| **Net income (loss)** | **$ 10,977** | **$ 93,190** | **$ 23,363** | **$ 12,129** |
| **Earnings (loss) per share:** | | | | |
| **Basic** | **$ 0.29** | **$ 2.43** | **$ 0.61** | **$ 0.32** |
| **Diluted** | **$ 0.28** | **$ 2.36** | **$ 0.60** | **$ 0.31** |
| 2008 | | | | |
| Total revenues | $ 92,946 | $ 111,238 | $ 108,531 | $ 80,867 |
| Operating income | $ 37,068 | $ 50,948 | $ 54,402 | $ 19,014 |
| Net income | $ 14,528 | $ (24,383) | $ 72,344 | $ 65,151 |
| Earnings per share: | | | | |
| Basic | $ 0.37 | $ (0.63) | $ 1.86 | $ 1.69 |
| Diluted | $ 0.36 | $ (0.63) | $ 1.82 | $ 1.66 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

The principal executive officer and principal financial officer of Wright Express Corporation evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. "Disclosure controls and procedures" are controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms, is recorded, processed, summarized and reported, and is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, the principal executive officer and principal financial officer of Wright Express Corporation concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009.

### Management's Annual Report on Internal Control Over Financial Reporting

Wright Express' management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation was conducted of the effectiveness of the internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that Wright Express' internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

### Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

Not applicable.

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders captioned "Members of the Board of Directors," "Non-Director Members of the Executive Management Team," "Section 16(a) Beneficial Ownership Reporting Compliance," "Director Nominations," "Communications with the Board of Directors," "Board and Committee Meetings" and "Corporate Governance Information," which information is incorporated herein by reference.

### Website Availability of Corporate Governance and Other Documents

The following documents are available on the Corporate Governance page of the investor relations section of the Company's website, www.wrightexpress.com: (1) the Code of Business Conduct and Ethics for Directors, (2) the Code of Ethics for Chief Executive and Senior Financial Officers, (3) the Company's Corporate Governance Guidelines and (4) key Board Committee charters, including charters for the Audit, Corporate Governance and Compensation Committees. Stockholders also may obtain printed copies of these documents by submitting a written request to Investor Relations, Wright Express, 97 Darling Avenue, South Portland, Maine 04106. The Company intends to post on its website, www.wrightexpress.com, all disclosures that are required by law or New York Stock Exchange listing standards concerning any amendments to, or waivers from, the provisions of the documents referenced in (1) and (2) above.

## ITEM 11. EXECUTIVE COMPENSATION

See the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders captioned "Executive Compensation" and the related subsections, "Director Compensation" and "Compensation Committee Interlocks and Insider Participation," which information is incorporated herein by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders captioned "Securities Authorized for Issuance Under Equity Compensation Plans" and "Principal Stockholders" and the related subsections, which information is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See the information in the Company's proxy statement for the 2010 Annual Meeting of Stockholders captioned "Director Independence" and "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

See the section of the Company's proxy statement for the 2010 Annual Meeting of Stockholders captioned "Auditor Selection and Fees," which information is incorporated herein by reference.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements (see Index to Financial Statements on page 3).

| | Exhibit No. | Description |
|---|---|---|
| | 3.1 | Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426). |
| | 3.2 | Amended and Restated By-Laws (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on November 20, 2008, File No. 001-32426). |
| | 4.1 | Rights Agreement dated as of February 16, 2005, by and between Wright Express Corporation and Wachovia Bank, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426). |
| | 10.1 | Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 8, 2009, File No. 001-32426). |
| | 10.2 | Tax Receivable Agreement, dated as of February 22, 2005, by and between Cendant Corporation and Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426). |
| | 10.3 | Tax Receivable Prepayment Agreement dated June 26, 2009 by and between Wright Express Corporation and Realogy Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426). |
| | 10.4 | Ratification Agreement dated June 26, 2009 by and among Wright Express Corporation, Realogy Corporation, Wyndham Worldwide Corporation and Avis Budget Group, Inc. (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426). |
| | 10.5 | Guarantee, dated as of June 26, 2009, by Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. in favor of Wright Express Corporation (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009, File No. 001-324426) (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426). |
| | 10.6 | Credit Agreement, dated as of May 22, 2007, among Wright Express Corporation, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers, SunTrust Bank, Inc., as syndication agent, BMO Capital Markets, KeyBank National Association, and TD Banknorth, N.A., as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426). |
| | 10.7 | Guaranty, dated as of May 22, 2007, by and among Wright Express Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426). |
| | 10.8 | Incremental Amendment Agreement among Wright Express Corporation, as borrower; Bank of America, N.A., as administrative agent, swing line lender and L/C issuer; Banc of America Securities LLC; SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers; SunTrust Bank, Inc., as syndication agent; and with other lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 3, 2008, File No. 001-32426). |
| | 10.9 | Amendment to Credit Agreement, dated as of June 26, 2009, among Wright Express Corporation, as borrower, each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426). |
| † | 10.10 | Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.11 | Wright Express Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 10.7 to our Registration Statement on Form S-1 filed with the SEC on February 10, 2005, File No. 333-120679). |

| | | |
|---|---|---|
| † | 10.12 | Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.13 | Amended and Restated Wright Express Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.14 | Amended and Restated Wright Express Corporation Short Term Incentive Program (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009, File No. 001-324426).** |
| † | 10.15 | Wright Express Corporation Long Term Incentive Program (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009, File No. 001-32426).** |
| † | 10.16 | Amended and Restated Wright Express Corporation Severance Pay Plan for Officers (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.17 | Employment Agreement with Michael E. Dubyak (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.18 | Form of Employment Agreement for David Maxsimic and Melissa Smith (incorporated by reference to Exhibit No. 10.6 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.19 | Form of Employment Agreement for Robert Cornett, Hilary Rapkin and Jamie Morin (incorporated by reference to Exhibit No. 10.7 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| †* | 10.20 | Form of Employment Agreement for George Hogan and Richard Stecklair. |
| † | 10.21 | Form of Long Term Incentive Program Award Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2006, File No. 001-32426). |
| † | 10.22 | Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426). |
| † | 10.23 | Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received subsequent to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426). |
| | 10.24 | ISDA Master Agreement and Schedule between CITIBANK, National Association and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.25 | Confirmation of transaction between CITIBANK, National Association and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.26 | ISDA Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.27 | ISDA Schedule to the Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.28 | Confirmation of transaction between Fleet National Bank and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.29 | Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426). |
| | 10.30 | Form of confirmation evidencing purchases of Nymex Diesel put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426). |
| | 10.31 | ISDA Credit Support Annex to the Schedule Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426). |
| | 10.32 | Amendment to the ISDA Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10- |

Q filed with the SEC on November 20, 2006, File No. 001-32426).

| | | |
|---|---|---|
| | 10.33 | Form of confirmation evidencing purchases and sales of Diesel put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426). |
| | 10.34 | Form of confirmation evidencing purchases and sales of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426). |
| * | 10.35 | Novation Agreement and New ISDA Agreement, dated as of October 23, 2009, among Wright Express Corporation, Bank of America, N.A., and Merrill Lynch Commodities, Inc. |
| | 10.36 | ISDA Master Agreement and Schedule between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.37 | Confirmation of transaction between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.38 | ISDA Master Agreement and Schedule between SunTrust Bank and Wright Express Corporation, dated as of April 5, 2005 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.39 | Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.40 | Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 22, 2009 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 24, 2009, File No. 001-32426). |
| | 10.41 | ISDA Master Agreement and Schedule between KeyBank National Association and Wright Express Corporation, dated as of June 15, 2007 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.42 | Confirmation of transaction between KeyBank National Association and Wright Express Corporation, dated as of August 22, 2007 (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.43 | ISDA Master Agreement and Schedule between Wachovia Bank, National Association and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426). |
| | 10.44 | Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Wachovia Bank, National Association (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426). |
| * | 21.1 | Subsidiaries of the registrant. |
| * | 23.1 | Consent of Independent Registered Accounting Firm – Deloitte & Touche LLP. |
| * | 31.1 | Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended. |
| * | 31.2 | Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended. |
| * | 32.1 | Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code. |
| * | 32.2 | Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code. |

* Filed with this report.

** Portions of exhibit have been omitted pursuant to a request for confidential treatment, which has been granted.

† Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Form 10-K.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**WRIGHT EXPRESS CORPORATION**

February 25, 2010

By: /s/ Melissa D. Smith

Melissa D. Smith

*CFO and Executive Vice President, Finance and Operations*

*(principal financial and accounting officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| February 25, 2010 | /s/ Michael E. Dubyak<br>Michael E. Dubyak<br>*President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)* |
| February 25, 2010 | /s/ Rowland T. Moriarty<br>Rowland T. Moriarty<br>*Lead Director* |
| February 25, 2010 | /s/ Shikhar Ghosh<br>Shikhar Ghosh<br>*Director* |
| February 25, 2010 | /s/ Ronald T. Maheu<br>Ronald T. Maheu<br>*Director* |
| February 24, 2010 | /s/ George L. McTavish<br>George L. McTavish<br>*Director* |
| February 25, 2010 | /s/ Kirk Pond<br>Kirk Pond<br>*Director* |
| February 25, 2010 | /s/ Regina O. Sommer<br>Regina O. Sommer<br>*Director* |
| February 25, 2010 | /s/ Jack A. VanWoerkom<br>Jack A. VanWoerkom<br>*Director* |

# EXHIBIT INDEX

| | Exhibit No. | Description |
|---|---|---|
| | 3.1 | Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426). |
| | 3.2 | Amended and Restated By-Laws (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on November 20, 2008, File No. 001-32426). |
| | 4.1 | Rights Agreement dated as of February 16, 2005, by and between Wright Express Corporation and Wachovia Bank, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426). |
| | 10.1 | Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 8, 2009, File No. 001-32426). |
| | 10.2 | Tax Receivable Agreement, dated as of February 22, 2005, by and between Cendant Corporation and Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426). |
| | 10.3 | Tax Receivable Prepayment Agreement dated June 26, 2009 by and between Wright Express Corporation and Realogy Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426). |
| | 10.4 | Ratification Agreement dated June 26, 2009 by and among Wright Express Corporation, Realogy Corporation, Wyndham Worldwide Corporation and Avis Budget Group, Inc. (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426). |
| | 10.5 | Guarantee, dated as of June 26, 2009, by Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. in favor of Wright Express Corporation (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009, File No. 001-324426) (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426). |
| | 10.6 | Credit Agreement, dated as of May 22, 2007, among Wright Express Corporation, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers, SunTrust Bank, Inc., as syndication agent, BMO Capital Markets, KeyBank National Association, and TD Banknorth, N.A., as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426). |
| | 10.7 | Guaranty, dated as of May 22, 2007, by and among Wright Express Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426). |
| | 10.8 | Incremental Amendment Agreement among Wright Express Corporation, as borrower; Bank of America, N.A., as administrative agent, swing line lender and L/C issuer; Banc of America Securities LLC; SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers; SunTrust Bank, Inc., as syndication agent; and with other lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 3, 2008, File No. 001-32426). |
| | 10.9 | Amendment to Credit Agreement, dated as of June 26, 2009, among Wright Express Corporation, as borrower, each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426). |
| † | 10.10 | Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.11 | Wright Express Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 10.7 to our Registration Statement on Form S-1 filed with the SEC on February 10, 2005, File No. 333-120679). |
| † | 10.12 | Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.13 | Amended and Restated Wright Express Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |

| | | |
|---|---|---|
| † | 10.14 | Amended and Restated Wright Express Corporation Short Term Incentive Program (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009, File No. 001-324426).** |
| † | 10.15 | Wright Express Corporation Long Term Incentive Program (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on May 7, 2009, File No. 001-32426).** |
| † | 10.16 | Amended and Restated Wright Express Corporation Severance Pay Plan for Officers (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.17 | Employment Agreement with Michael E. Dubyak (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.18 | Form of Employment Agreement for David Maxsimic and Melissa Smith (incorporated by reference to Exhibit No. 10.6 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| † | 10.19 | Form of Employment Agreement for Robert Cornett, Hilary Rapkin and Jamie Morin (incorporated by reference to Exhibit No. 10.7 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426). |
| †* | 10.20 | Form of Employment Agreement for George Hogan and Richard Stecklair. |
| † | 10.21 | Form of Long Term Incentive Program Award Agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2006, File No. 001-32426). |
| † | 10.22 | Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426). |
| † | 10.23 | Form of Non-Employee Director Long Term Incentive Program Award Agreement (for grants received subsequent to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426). |
| | 10.24 | ISDA Master Agreement and Schedule between CITIBANK, National Association and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.25 | Confirmation of transaction between CITIBANK, National Association and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.26 | ISDA Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.27 | ISDA Schedule to the Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.28 | Confirmation of transaction between Fleet National Bank and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426). |
| | 10.29 | Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426). |
| | 10.30 | Form of confirmation evidencing purchases of Nymex Diesel put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426). |
| | 10.31 | ISDA Credit Support Annex to the Schedule Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426). |
| | 10.32 | Amendment to the ISDA Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426). |
| | 10.33 | Form of confirmation evidencing purchases and sales of Diesel put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426). |
| | 10.34 | Form of confirmation evidencing purchases and sales of Nymex Unleaded Regular Gasoline put options and call options by |

| | | |
|---|---|---|
| | | Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426). |
| * | 10.35 | Novation Agreement and New ISDA Agreement, dated as of October 23, 2009, among Wright Express Corporation, Bank of America, N.A., and Merrill Lynch Commodities, Inc. |
| | 10.36 | ISDA Master Agreement and Schedule between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.37 | Confirmation of transaction between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.38 | ISDA Master Agreement and Schedule between SunTrust Bank and Wright Express Corporation, dated as of April 5, 2005 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.39 | Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.40 | Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 22, 2009 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 24, 2009, File No. 001-32426). |
| | 10.41 | ISDA Master Agreement and Schedule between KeyBank National Association and Wright Express Corporation, dated as of June 15, 2007 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.42 | Confirmation of transaction between KeyBank National Association and Wright Express Corporation, dated as of August 22, 2007 (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426). |
| | 10.43 | ISDA Master Agreement and Schedule between Wachovia Bank, National Association and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426). |
| | 10.44 | Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Wachovia Bank, National Association (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426). |
| * | 21.1 | Subsidiaries of the registrant. |
| * | 23.1 | Consent of Independent Registered Accounting Firm – Deloitte & Touche LLP. |
| * | 31.1 | Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended. |
| * | 31.2 | Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended. |
| * | 32.1 | Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code. |
| * | 32.2 | Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code. |

| | |
|---|---|
| * | Filed with this report. |
| ** | Portions of exhibit have been omitted pursuant to a request for confidential treatment, which has been granted. |
| † | Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Form 10-K. |

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WRIGHT
EXPRESS

## DIRECTORS

Michael E. Dubyak
Chairman, President and Chief Executive Officer of Wright Express Corporation

Rowland T. Moriarty
President and Chief Executive Officer of Cubex Corporation

Shikhar Ghosh
The Harvard Business School

Ronald T. Maheu
Financial and Business Consultant

Larry McTavish
Chief Executive Officer and Chairman of Source Medical Corporation

Kirk Pond
Former Chairman, President and CEO of Fairchild Semiconductor International, Inc.

Regina O. Sommer
Financial and Business Consultant

Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary of The Home Depot, Inc.

## EXECUTIVE OFFICERS

Michael E. Dubyak
Chairman, President and Chief Executive Officer

Melissa D. Smith
Chief Financial Officer and Executive Vice President, Finance and Operations

David D. Maxsimic
Executive Vice President, Sales and Marketing

Robert C. Cornett
Senior Vice President, Human Resources

George Hogan
Senior Vice President and Chief Information Officer

Jamie Morin
Senior Vice President, Client Services Organization

Hilary A. Rapkin
Senior Vice President, General Counsel and Corporate Secretary

Richard K. Stecklair
Senior Vice President, Corporate Payment Solutions

Gregory S. Strzegowski
Senior Vice President, Corporate Development

## TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
866-668-6550

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
617-437-2000

## ATTORNEYS

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
617-526-6000

## STOCKHOLDERS' MEETING

Date: May 21, 2010
Time: 8:00 a.m.

Location: Wright Express Long Creek Campus
225 Gorham Road
South Portland, Maine
Phone: 207-773-8171
Toll Free: 800-761-7181

## TICKER SYMBOL:

NYSE WXS

## INVESTOR RELATIONS

Steve Elder
Vice President, Corporate Finance
866-230-1633
Email: steve_elder@wrightexpress.com

## CORPORATE HEADQUARTERS

Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106
Phone: 207-773-8171
Toll Free: 800-761-7181
Email: newsroom@wrightexpress.com
URL: www.wrightexpress.com

## FORM 10-K

A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon written request to: Wright Express Corporation, Investor Relations, 97 Darling Avenue, South Portland, ME 04106; by calling 866-230-1633; or by emailing investors@wrightexpress.com.


WRIGHT
EXPRESS

WRIGHT EXPRESS CORPORATION
97 DARLING AVENUE
SOUTH PORTLAND, ME 04106
PHONE: (207) 773-8171
TOLL FREE: (800) 761-7181
NEWSROOM@WRIGHTEXPRESS.COM
WWW.WRIGHTEXPRESS.COM